7/20


05009836

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Western Areas Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 268 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 7/29/05


WESTERN AREAS
LIMITED

ARIS
12-31-04

WESTERN AREAS LIMITED

ANNUAL REPORT 2004



WESTERN AREAS LIMITED

Incorporated in the Republic of South Africa
Registration number 1959/003209/06
Annual Report 31 December 2004
("Western Areas" or "the Company")

NATURE OF THE BUSINESS

Western Areas is focused on investment in the African gold mining industry. The Company's principal asset is its 50% interest in the South Deep Joint Venture ("South Deep"). South Deep is a joint venture between Western Areas and Placer Dome SA (Pty) Limited ("Placer Dome").

DEFINING FEATURES

MINING INFRASTRUCTURE

- The South Deep Twin Shaft Complex, under development since 1995 at a cost of R4 billion, and commissioned in November 2004, consists of a single drop Ventilation Shaft to 2 760 metre depth and a single drop Main Shaft to 2 993 metre depth.
- The South Deep Twin Shafts provides direct access for men and materials to levels previously serviced through sub-vertical shafts, thereby obviating costly double handling arrangements.
- The skip capacity is 28 tonnes. The main winder is capable of hoisting 200 persons to and from the lowest levels of the shaft, every 10 minutes.

MINERAL RESOURCES AND RESERVES

- Western Areas' attributable interest in the Proved and Probable Mineral Reserve categories at South Deep amounts to 27.8 million ounces of gold. In addition, the Company's attributable resources are estimated at some 37.4 million ounces. At current levels of mining, the reserve alone is sufficient to support mining activities in excess of 60 years.
- Western Areas also has an interest in contiguous gold resources estimated at 17 million ounces, which could be accessed from the existing South Deep mining infrastructure in future.

MECHANISATION

- More than 60% of the current production at South Deep is derived from fully mechanised trackless drift and fill, and benching.
- The future extent of mechanisation is planned to increase.

REVENUE STREAM

- Western Areas is the beneficiary of 50.875% of gold production for the life of the mine, plus an additional 1.75% of Placer Dome's attributable gold production should annual production exceed one million ounces.

MINING CHARTER

- Western Areas is well on its way to meeting the requirements of the Mining Charter, a transformation requirement for the South African mining industry.

SAFETY RECORD

- The lost time injury frequency rate declined from 2.7 in 2002 to 0.85 in 2003 and to 0.66 in 2004. These rates compare favourably to rates in the mining industry in Canada of 1.5 and Australia of 1.8.

EXPLORATION COSTS

- Due to the large reserve base and contiguous gold resources, Western Areas has no immediate need to undertake expensive exploration.

TWINSHAFTS

SOUTH DEEP

|ORE INSPIRING|

On 4 February 2005, Western Areas officially opened its South Deep Twin Shafts Complex, a joint venture with Canadian listed Placer Dome. This "ore inspiring" occasion celebrated the completion of a decade long development costing over R4 billion, setting an international benchmark for deep level shaft sinking.

Situated some 45 kilometres south west of Johannesburg, South Africa, in the magisterial districts of Westonaria and Vanderbijlpark, the mine encompasses one of the world's largest gold mineral reserves, with approximately 55.6 million ounces in the Proved and Probable Mineral Reserve Categories.

Highlights during the development phase includes

- Zero fatalities during construction and equipping phase
- First ultra deep shaft recording full year without a Lost Time Injury
- At 2 993 metres, the second deepest single drop shaft in the world
- 622 311 tonnes of earth excavated over 10 years
- 721 tonnes of explosives detonated
- 43 000 m^3 of concrete lining poured
- 7 700 tonnes of steel installed.


WESTERN AREAS
LIMITED





John Bredenhann, CEO of the PDWA JV, taking guests on a journey through "the last piece of gold real estate on God's green earth".

"With regards to Western Areas and South Deep, we value your commitment to the Mining Charter and the progress you have made so far towards meeting the targets on the mining scorecard. Your awareness and sensitivity to the transformation imperatives of the industry and the country are commendable. We regard this matter as immensely critical and urgent."

South Africa's Deputy President Jacob Zuma unveiling the plaque commemorating the official opening of the South Deep Twin Shafts Complex.





Guests were taken on a virtual tour of the underground asset, for information on obtaining a DVD of the tour, e-mail mwelsfor@jci.co.za.





Peter Tomsett, CEO of Placer Dome Inc. closing the day's celebrations.



More than 100 dignitaries ventured down to 110 Level at 2 993 m below surface. A thorough safety briefing was conducted.



Mafika Mkwanazi, Chairman of Western Areas, emphasising the intrinsic value of Western Areas.



From left: Mafika Mkwanazi, Deputy President, Jacob Zuma and Brett Kebble pictured during the formal luncheon.

| ORE INSPIRING |

SCOPE OF REPORT

The Company does not exercise sole management control over the Placer Dome Western Areas Joint Venture ("PDWA JV") or its main asset, a 50% interest in South Deep. Western Areas representatives on the PDWA JV board jointly manage the performance of the mine management in respect of all issues, including governance and good corporate practice, which are the subject of this Annual Report.

In keeping with international trends, the Company has consolidated its reporting on occupational health and safety, HIV/AIDS, human resource development, environmental performance, community engagement and corporate social responsibility in the Sustainability Report from page 47.

Western Areas considers transformation of the mining industry and Black Economic Empowerment crucial to the sustainable development of the South African economy. Accordingly, the Mining Charter scorecard is included in the Sustainability Report.

KEY FEATURES OF 2004

- South Deep Twin Shafts commissioned in November 2004 – official opening took place on 4 February 2005.
- A strong Rand resulted in a disappointing average gold price for the year of R82 997/kg.
- 2 199 208 tonnes milled at South Deep at an average yield of 6.06 g/t.
- Rights offer successfully concluded on 27 July 2004 with the issue of some 13.2 million new ordinary shares against receipt of R401.7 million.
- Inkwenkwezi empowerment transaction successfully restructured and required financing imminent.

LOOKING AHEAD

- Hedge book to be restructured.
- South Deep is forecast to produce 468 000 oz in 2005 at a cash cost of R68 500/kg.
- South Deep expects to generate a positive free cash flow (at current gold prices) from the second quarter of 2005.
- Western Areas to raise funds to finance the build up of production at South Deep to full capacity and the hedge obligations, until such time as the hedge is restructured to match the revised South Deep production profile.

PRODUCTION (WESTERN AREAS)		**2004**	2003	2002
Tonnes milled	000t	**1 119**	995	903
Yield	g/t	**6.06**	7.01	6.79
Gold produced	kg	**6 781**	6 974	6 141
	oz	**218 025**	224 227	197 419
Gold sold	kg	**6 799**	7 005	6 075
	oz	**218 582**	225 218	195 297
Cash costs	R/kg	**77 873**	69 861	66 070
	$/oz	**373**	287	196
Average gold price achieved (includes hedging)*	R/kg	**62 289**	76 647	98 189
	$/oz	**298**	315	291
Average R/$ exchange rate for period	R/$	**6.4904**	7.5735	10.4808

*The gold price achieved excluding hedging adjustments was R82 997/kg and $398 for the year ended 31 December 2004.

FINANCIAL (WESTERN AREAS)		**2004**	2003	2002
Revenue from gold (excluding hedging)	Rm	**573.6**	619.9	629.7
Revenue from gold (including hedging)	Rm	**381.4**	582.4	596.5
Profit/(Loss) after taxation	Rm	**13.5**	460.7	(280.5)
Cash (utilised in)/from operating activities	Rm	**(147.0)**	43.1	(422.8)
Cash and cash equivalents	Rm	**13.2**	21.9	76.4
Total assets	Rm	**4 666.3**	4 579.5	4 491.3
Shareholders' equity	Rm	**1 511.0**	1 135.6	1 774.2
Basic headline earnings/(loss) per share	cents	**10.8**	332.3	289.0

SHARE STATISTICS (WESTERN AREAS)		**2004**	2003	2002
Shares in issue	000s	**118 548**	105 376	105 376
Price high	cents	**4 500**	4 950	4 780
Price low	cents	**2 200**	2 700	2 360
Closing year-end price	cents	**2 500**	4 150	4 400
Market capitalisation	Rbn	**2.96**	4.37	4.64
Volume traded	000s	**14 206**	15 377	132 769

Note:

Production and financial information relates to Western Areas' proportional share of South Deep. Production information (gold produced, gold sold and cash costs) reflects Western Areas' current 50.875% entitlement of gold revenue in terms of the Joint Venture Agreement with Placer Dome.

I remember as a young man being intrigued by the brave exploits of individuals and political and community organisations that were capable of making light of the travails of life. Indeed, I was surrounded by hundreds of friends and compatriats, the township heroes, who grew stronger in the face of the extraordinary adversity that faced so many of us.

I was thus pleased when our President spoke of our uniquely African ability to triumph over adversity when he addressed the European Parliament, Strasbourg, in November last year. What he said bears repeating, again and again.

THE LAST PIECE OF GOLD REAL ESTATE ON GOD'S GREEN EARTH

"I come from an African country whose future was highly uncertain a mere decade ago. As we approached the end of three-and-a-half cruel centuries of white minority rule, many in the world held their breath, foreseeing a cataclysmic clash of races that would transform the streets of our towns and cities into rivers of blood.



Mafika Mkwanazi, in front of the winder drums.

But because of what the black and white Africans of South Africa did, understanding that the taking of even one human life would neither remove the great harm that had been visited on millions for centuries, nor create the possibility to repair the damage that had been done, Africa's South Africa is today at peace with itself.

Black and white South Africans, and others from elsewhere in the world who have chosen to join in this effort, are hard at work, striving together, everyday, to build a new African country that will, in all respects, truly belong to all who live in it. Many across the globe who feared for the worst describe what has been achieved as a miracle.

And if it is, it is, remarkably, a human miracle brought about by the triumphant resurgence of everything that is good and noble in the human soul. As Africans, we are proud that this, in addition, is an African miracle."

The social, technical and financial challenges facing the South African gold mining industry must be viewed against the backdrop of the enormous political and economic achievements of our country. And, of course, they must be seen in the light of the outstanding social challenges as we strive to build an equitable and sustainable society.

Those of us who are being presented with economic opportunities because of our status as Historically Disadvantaged South Africans ("HDSAs"), still face major hurdles. Some of these are because of the legacies of a previous era, disadvantages we still carry. Some challenges are self-imposed by ambition. Others are environmental and beyond our control.

The mining industry itself is facing its own challenges. Social and economic transformation, a strong Rand, retrenchments and declining mineral reserves have put many marginal mines under great pressure. This is reflected by the copious quantities of red ink on the resource sector's profit and loss accounts and the current decline of the resources sector on the JSE Securities Exchange South Africa ("the JSE"). Consolidation and take-overs, both hostile and friendly, caused many a board to burn the candle late into the night.

The Black Economic Empowerment ("BEE") deals that have been struck in terms of the South African Mining Charter have been subject to the vagaries of the economy and the whims of the financiers. And then there is a tough (but necessary) debate about the substance and form of BEE.

AT 2 993 METRES, THE SECOND DEEPEST SINGLE DROP SHAFT IN THE WORLD

At this stage of our history as a nation, the South African mining industry is probably more complex and advanced than any other. It is indeed fortunate that South African miners have the skills and resolve to manage both the economic climate and the paradigm shifts inherent in our drive towards transformation.

I remain optimistic about the future of this remarkable industry and, as a representative of a substantial minority shareholder, about the prospects for Western Areas.

Because, coupled with our unique African ability to overcome adversity and develop lasting partnerships, we have an asset, South Deep, which stands like a beacon in the global gold industry.

Most other South African mining companies are now obliged to squeeze the best out of declining mineral reserves, while South Deep is entering its own Shangri La, the mythical valley in Tibet that represents Heaven on Earth!

With approximately 55.6 million ounces of gold in the Proved and Probable Mineral Reserve categories and a Life of Mine of more than 60 years, South Deep is an enviable asset.

As a colleague from a prominent investment company wrote to me recently: "In valuing mining shares we place great emphases on mine life. The price/earning ratio which one can put on a mine is a direct function of life. The majority of gold mining companies have lives between 10 and 20 years. As their lives shorten, the market will continually down-rate them. In order to sustain their ratings the major mining companies have to acquire longer life assets, which are therefore particularly valuable."

The South Deep Twin Shaft Complex, under development since 1995 and costing over R4 billion, consists of a single drop Ventilation Shaft to a depth of 2 760 metres and a single drop Main Shaft to a depth of 2 993 metres. The sinking of the Ventilation Shaft was completed during 2001 while the Main Shaft was commissioned in November 2004. The 400 000 tonnes hoisting capacity of South Deep using both the old and new shafts exceeds the newly installed milling capacity of 220 000 tonnes per month.

The South Deep Twin Shafts provides direct access for men and materials to levels previously serviced through sub-vertical shafts, thus obviating costly double handling arrangements. In addition, the new shaft will facilitate exploitation of some 16.8 million ounces mineral reserves, of which the majority occur below 95 Level, on 100, 105 and 110 Levels.

This momentous achievement transforms Western Areas from one of the lesser-known players into a world- class investment opportunity.

After a period of understandable caution, I am convinced that the investment market will now respond to the intrinsic value of Western Areas. For example, the market capitalisation per reserve ounce attributable to Western Areas at South Deep is less than $20. This is three to five times lower than for some South African mining companies. And this simple comparison does not take into account the significant gold resources held by Western Areas in those areas contiguous with South Deep.

An encouraging picture indeed! Nevertheless, the broader environmental challenges remain.

TRANSFORMATION AND THE MINING CHARTER

On 1 May 2004, the Mineral and Petroleum Resources Development Act of 2002, ("the MPRD Act") and accompanying Broad Based Socio-economic Empowerment Charter for the Mining Industry, became law.

The MPRD Act provides for State custodianship of mineral rights, and hence the government becomes the grantor of prospecting and mining rights.

The Charter contains targets to increase ownership by HDSAs of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over five years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and at fair market value.

In my report last year, I broke the news that the Inkwenkwezi Consortium, a broad-based black economic empowerment consortium headed by myself, had agreed to acquire from Anglo American 11.6% of the share capital of Western Areas.

Mindful of the healthy national debate about the nature and character of Black Economic Empowerment, it is perhaps appropriate to emphasise the broad-based nature of the consortium. OrlyFunt Holdings, with a 44% interest, is the largest shareholder in Inkwenkwezi. Other major consortium members are:

- Lembede Investment Holdings, a youth investment company with Phumezo Mqingwana as Chairman
- Itsuseng Financial Services, a youth investment company chaired by Lunga Ncwana
- Ikamva Investment Holdings, representing various professional and former liberation movement combatants, chaired by Sharif Pandor
- New Line Investments, a broad-based Western Cape investment company chaired by Chris Nissen
- Dyambu Holdings, a professional women's investment company chaired by Hilda Ndude



Top: Advocate Brenda Madumise
Below: Songezo Mjongile

- Khomelela Investments, a women's investment company chaired by Advocate Brenda Madumise
- Evening Star Trading, a Tshwane based company representing various professionals
- A Western Areas employee participation of 12.5% of the equity of Inkwenkwezi.

The directors of OrlyFunt include our chairman Thuthukile Skweyiya, the former Ambassador to the Republic of France; Sello Rasethaba, Matodzi Resources CEO; Andrew Mlangeni, African National Congress veteran and former Robben Island prisoner and a Member of Parliament; and Lunga Ncwana, a Cape-based businessman and myself.

It has not been easy to secure the funding for the Anglo American transaction. The continued pressure on the share price did not help, although this eased after the year end. I am therefore grateful that Randgold & Exploration Company Limited and JCI Limited have extended the loan of shares that allowed the consortium to meet its obligations. Anglo American has also greatly assisted by relaxing the payment schedule.

Discussions with an institution to finance Inkwenkwezi's obligation are progressing, and should be satisfactorily concluded shortly.

The successful conclusion of this transaction means that Western Areas meets its Mining Charter obligations in respect of ownership by HDSAs.

In this context, Western Areas' rights in the PDWA JV under Mining Licence 8/99 are classified as old order mining rights. The Company has five years from 1 May 2004 to convert the existing mining authorisation into a "new form" mining right. The maximum period for which the new form mining right will be granted is 30 years. For this to occur, the applicant must have disposed of a 15% participation interest in the asset to a HDSA entity.

Given that BEE effective equity participation in Western Areas exceeds 15%, the Company intends to effect the conversion within the next 12 months.

While Government reacted sharply to the November 2004 notification by our joint venture partners, Placer Dome, that they were reserving their legal position over the "loss" of mining rights due to the MPRD Act, I am led to believe that the parties are working to resolve this matter.



Top: Sharif Pandor
Below: Andrew Mlangeni

Shareholders will be aware that Western Areas has an interest in mineral rights that are contiguous with, and can be exploited from, the adjoining South Deep infrastructure. These rights are classified as "unused old order rights". The Company has one year from 1 May 2004, the date on which the MPRD Act was enacted, to apply for a new form prospecting right. The new form prospecting right will carry with it obligations to undertake certain exploration work. The intention is to have these rights be consolidated with those of South Deep.



South Deep is relatively advanced in meeting the operational Charter targets, which are reported on page 44 of this document.

RAND STRENGTH, DOLLAR VOLATILITY AND THE FUTURE OF GOLD

Much as we celebrate the economic success of our relatively new democracy and the encouraging message that the South African economy is robust and durable, a strong Rand has put pressure on the export-driven gold mining industry.

As we have a modern mining asset that is highly mechanised, and is thus cost effective, Western Areas is perhaps better placed than many other mining companies to adjust to the exigencies of the current situation.

Regardless of currency shifts, gold remains the global investment of first choice, according to a recent research paper by Forrest Capie, Terence Mills and Geoffrey Wood, published by the World Gold Council.

They tested the thesis that gold offers solid protection against depreciation in a currency's value, both internally (that is, against inflation) and externally (against other currencies). "In the latter case it is normally considered, in particular, to be a hedge against fluctuations in the United States ("US") Dollar, the world's main trading currency."

They examined data on the gold price and exchange rates from 1971, when the Bretton Woods system broke down, to June 2002. They concluded that "despite this being a period of considerable economic turbulence, gold was, throughout, a consistently good protection against the exchange rate fluctuations this turbulence produced."

An uncertain global climate therefore continues to emphasise the long-term value of gold as a safe-haven investment.

US policies are likely to continue to result in a budgetary deficit, despite a relatively weak Dollar. Indeed, US consumer demand for imports appears insatiable. Higher US inflation is likely to keep interest rates negative and the demand for gold – in the face of a stable supply – will be underpinned by the launch of the Electronically Traded Funds.

Hedge reductions, along with current levels of industrial production in the US, Europe and Japan, and the Chinese economic phenomenon, are likely to entrench gold strength.

I therefore perceive a positive trend for the Dollar gold price, although the Rand is likely to remain within the current range and thus temper a meaningful increase in the Rand gold price.

In this context, I would however like to support the view expressed publicly by my CEO that, notwithstanding the pressures on the mining and other export industries, the stability of the Rand, even at the current levels, is infinitely preferable to a weak and listless currency. I believe that, on balance, the stronger Rand and its impact on interest rates is benefiting the overall economy and therefore the majority of South Africans.

And I further believe that a strong currency will help to highlight the long-term intrinsic value of Western Areas when compared to many other gold mining counters.

PRODUCTIVITY AND COST EFFECTIVENESS

The commissioning of the South Deep Main Shaft contributed further to the decline in cash costs since the appointment of new management in mid-2004.

The forecast of Western Areas' attributable production in last year's report of 1 055 000 tonnes milled at an average yield of 6.25 g/t compares with 1 119 000 tonnes milled at an average yield of 6.06 g/t, while gold sold was marginally up on the projection of 6 600 kilograms. A Summary of Results are contained on page 5.

Compared to the predicted cash operating cost of R76 900/kg, mine management delivered R77 873/kg on an attributable basis. This is a commendable achievement considering poor production and runaway costs experienced in the first half of the year.

A reversal in the second half was in no small measure due to the fact that new mine management was given a strict directive to focus exclusively on the business of South Deep.

Western Areas is reviewing its position relative to the historical management of the mine by predominantly Placer Dome appointees.

The Company has reserved its rights in respect of any potential claims in this regard, and will attempt to resolve this matter constructively with Placer Dome prior to embarking on any litigation process. This is dealt with more fully later in this report.

It is worth recording that in excess of 60% of current underground production at South Deep is derived from fully mechanised trackless drift and fill and benching.

The Upper Elsburg package, generally acknowledged as one of the most exceptional ore bodies in the world, lends itself to mechanisation. These mining methods are extremely productive when compared to the conventional narrow reef extraction methods traditionally used in the South African gold mining industry. It is intended that the extent of mechanisation be expanded in the future to maximise the mine's potential.

Given that the Twin Shafts capital project was completed in November 2004, South Deep management initiated discussions with labour regarding adjustments to the labour force to match the requirements of the new infrastructure.

By June 2005, the headcount will be reduced by some 700 employees, or 14% of total strength, through a process of natural attrition, voluntary retrenchment and early retirement.

This corrective action was a logical follow-up to the restructuring of management earlier in the year when senior management numbers were reduced by 50%.

I should stress that, as agreed with the National Union of Mineworkers and United Associations of South Africa, the CARE Project will support all former employees. In addition to the standard separation package, South Deep undertakes to work with the employees and their families to help them become economically active in their home environment.

PRODUCTIVITY AND COST EFFECTIVENESS (continued)

I am also pleased to report that South Deep has started providing the same income generation support to the families of those workers who are no longer able to work due to medical conditions such as HIV/AIDS.

HEDGE BOOK TO BE RESTRUCTURED

RIGHTS OFFER

The rights issue described in my review last year, was successfully concluded on 27 July 2004 with the issue of some 13.2 million new ordinary shares against receipt of R401.7 million.

The bridging loan from JCI Limited of R294 million was repaid.



More than 60% of current underground production at South Deep is derived from fully mechanised trackless drift and fill and benching.

As was announced on 12 May 2005, Western Areas is planning to finalise the build-up of production at South Deep through a R800 million rights offer. An additional aim of the funding structure will be to increase the liquidity of the Western Areas share. The rights offer will not be underwritten. Details of the planned utilisation of the funds raised from the rights offer will be provided in the rights offer circular to be released in due course.

HEDGE BOOK

In late 2001, Western Areas entered into a derivative transaction that expires in mid-2014.

This structure was designed to retain Western Areas' share of South Deep by gearing up the asset in order to raise the anticipated capital for the South Deep Twin Shafts project. A premium of $104 million was received at the time.

The total amount of gold committed amounts to 5% of Western Areas' attributable mineral reserves. There is no Rand hedging in the derivative structure and the Company is thus fully exposed to currency fluctuations. As at 31 December 2004, the net fair value of these hedges amounted to R1 314 million. Now that the new South Deep Phase 1 Life of Mine Plan is nearing completion, discussions to restructure the hedge are underway.

HEALTH AND SAFETY

It is extremely pleasing to see a steady decline in the lost time injury frequency rate at South Deep. While fatalities continue to plague the ultra deep mining industry – mainly due to rock falls – your Board is determined to take all necessary measures to eradicate this occurrence.

PROSPECTS

The mine is now embarking on the next phase of generating returns for the entrepreneurs who were prepared to invest in a bold initiative. I anticipate that operational efficiencies will start to materialise during the current year.

For 2005, South Deep is forecast to produce some 14 563kg (468 000oz) of gold at a cash operating cost of R68 500/kg. At current operational levels and prevailing Rand gold prices, South Deep is expected to generate positive cash flows from the second quarter of 2005.

Capital expenditure is forecast at R215 million, principally to be incurred on development. South Deep is currently evaluating a plan that could lead to an increase in production to more fully utilise capital invested. Should this plan be approved by the PDWA JV board, this could lead to sustained annual production in excess of 700 000oz by 2009/10 at a targeted cost of R60 000/kg. The capital requirements for the proposed expansion would be relatively modest compared to capital expenditure to date.

The recent rise in the Dollar gold price has been driven largely by the weakening Dollar, which in turn has resulted in a strengthening Rand. Over the last few months, the correlation between the Euro-Dollar exchange rate and the Dollar spot gold price and the Rand has been at 90% to 95%. This scenario is expected to continue well into the second half of 2005 resulting in a potentially flat Rand/oz gold price for the year.

It is clear, therefore, that dividends are not a prospect for the year ahead.

Special attention will be given to communicating the technical and economic benefits of South Deep to the investment community during the year ahead.

RECOGNITION

The past year has been extremely challenging for the South African gold mining industry. I have been encouraged by the financial skills and acumen demonstrated by my colleagues on the board and the small team that manages Western Areas.

I also wish to record my gratitude for the efforts of the South Deep management team and all the employees upon whose sweat equity our asset is so reliant.

Mafika Mkwanazi
Non-executive Chairman
Johannesburg
26 May 2005

WESTERN AREAS A PATRIOTIC CAPITAL BASE PROUDLY COMMITTED TO TRANSFORMATION

ONE-YEAR FORECAST – 2005

ATTRIBUTABLE PRODUCTION AND EXPENDITURE (WESTERN AREAS) FORECAST 2005

IMPERIAL			METRIC	
1 195	tons	Ore milled (000s) (incl. low grade material)	tonnes	1 086
0.196	oz/ton	Yield	g/tonne	6.70
234	oz	Gold sold	kg	7 281
355	$/oz	Cash costs	R/kg	68 500
420	$/oz	Total production costs	R/kg	81 000
36	$(m)	Capital expenditure	R(m)	215

Notes:

1. R/$ conversion rate 6.000
2. Production and expenditure forecast for 2005 relates to Western Areas' attributable share of South Deep and includes the first charge quantity payable by Placer Dome.

PRODUCTION AND EXPENDITURE (WESTERN AREAS) 2004

IMPERIAL				METRIC		
Forecast 2004	**Actual 2004**				**Forecast 2004**	**Actual 2004**
1 163	**1 241**	tons	Ore milled (000s) (incl. low grade material)	tonnes	**1 055**	**1 119**
0.180	**0.176**	oz/ton	Yield	g/tonne	**6.25**	**6.06**
212	**219**	oz	Gold sold	kg	**6 600**	**6 799**
354	**373**	$/oz	Cash costs	R/kg	**76 900**	**77 873**
401	**445**	$/oz	Total production costs	R/kg	**87 000**	**92 770**
39	**49**	$(m)	Capital expenditure	R(m)	**260**	**278**

Notes:

1. R/$ conversion rate 2004: 6.75 (Forecast) Actual 2004: 6.490
2. Production and expenditure forecast for 2004 relates to Western Areas' attributable share of South Deep and the first charge quantity payable by Placer Dome

It was a watershed year for Western Areas. After nearly a decade of toil, some R4 billion in capital expenditure and nearly six kilometres of shaft sinking, the new South Deep Main Shaft went operational in November 2004 and was officially commissioned on 4 February 2005. The commissioning of the completed South Deep Ventilation Shaft is scheduled for 2006.

ZERO FATALITIES DURING CONSTRUCTION AND EQUIPPING PHASE

The commissioning of the Main Shaft represents a milestone not only for the Company but also for South Africa. It is unlikely that a gold mining project of this magnitude will be undertaken in the foreseeable future.



Brett Kebble, Chief Executive Officer

It is only the enormity and robustness of the South Deep ore body, a world class gold reserve, that made the South Deep project possible.

The conclusion of this decade long resolve of investors in Western Areas to gain access to approximately 28 million attributable reserve ounces of gold, will be rewarded in the decades of exploitation that lie ahead.

THE GOLD MARKET

Contrary market conditions conspired to take some of the gloss off the successful completion of the South Deep Twin Shafts.

The Rand had a particularly strong year starting 2004 at R6.52/$, reaching a high of R7.12/$ in January, a low of R5.66/$ in December at which the year ended. The average exchange rate of the Rand for 2004 was R6.49/$.


SA RAND/$ (Close)
Daily close price 2 January 2004 – 31 December 2004
7,40
7,20
7,00
6,80
6,60
6,40
6,20
6,00
5,80
5,60
SA RAND/$ (Close) 5,6351
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEPT
OCT
NOV
DEC

THE GOLD MARKET (continued)

The Dollar spot gold price started 2004 at $415.25/oz, moving to a low of $375.25/oz in May. It peaked at $454.20/oz early in December and ended the year at $438.45/oz.

The average Dollar gold price for the year of $410/oz compares with $271/oz in 2001, $310/oz in 2002 and $363/oz in 2003.


GOLD SPOT H-L-C $/OZ (Close)
Daily close price 2 January 2004 – 31 December 2004
460
450
440
430
420
410
400
390
380
370
GOLD SPOT H-L-C PRICE (Close) 438,45 $/oz
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEPT
OCT
NOV
DEC

The strong Rand resulted in a disappointing Rand spot gold price during 2004, starting the year at R88 400/kg, peaking at R96 600/kg in January and reaching a low of R75 600/kg in July. It ended the year at R79 072/kg, with an average Rand gold price for the year of R84 705/kg.


THE GOLD PRICE (RAND/KG)
2004
100 000
95 000
90 000
85 000
80 000
75 000
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEPT
OCT
NOV
DEC

Since 2002, the Dollar gold price has risen 50% while the Rand gold price declined by 28% due to the Rand strengthening from R10/$ to the current R5.66/$ over the period. This resulted in the average Rand gold price declining from R112 000/kg to R79 500/kg over the period.

RESULTS FOR THE YEAR

Western Areas' results for the year are illustrative of the events that impacted on the South African gold mining industry and, in particular, of the technical and management challenges that are dealt with more fully later in my report.

- Gold production decreased from 6 974 kilograms in 2003 to 6 781 kilograms in 2004
- Gold revenue, excluding hedging losses, decreased from R619.9 million in 2003 to R573.6 million in 2004, and including hedging losses, from R582.4 million in 2003 to R381.4 million in 2004

- Cash costs per kilogram produced increased from R69 861/kg to R77 873/kg
- Operating cash flow from mining activities, including hedging gains and losses, decreased from R34 million net inflow in 2003 to R147 million net outflow in 2004
- Headline earnings decreased by 332 cents/share to 11 cents/share in 2004.

Attributable gold production

Against a forecast throughput of 1 055 000 tonnes, the actual tonnes milled for the year were 1 119 000 (2003 - 995 000) of which 788 500 tonnes was from underground. The actual yield achieved was 6.06g/t relative to the forecast of 6.25g/t. The lower yield was primarily due to the increased treatment of low-grade surface material to utilise the metallurgical plant capacity more fully.

Gold production for the year was 6 781 kilograms (218 025 ounces), by comparison to the forecast of 6 600 kilograms (212 195 ounces). This performance is commendable, and is attributable to the newly appointed South Deep chief executive officer, John Bredenhann, and the changes he has made, both in delivering on plan and instilling a culture of rewards only for achieving plan.

Relative to 2003, production for the year decreased by 3% from 6 974 kilograms (224 227 ounces). This result is disappointing but was to be expected following the delays in the completion of the Main Shaft and the circumstances in early 2004 that lead to the management changes at South Deep.

Attributable gold revenue

The average Dollar spot gold price achieved increased from $363/oz in 2003 to $398/oz (excluding hedging) in 2004. The benefit of the improved gold price was offset by the strengthening of the Rand, from an average of R7.5735/$ in 2003 to R6.490/$ in 2004, translating into R88 300/kg for 2003 and R82 997/kg for 2004. Countering the higher gold price were the sold call options in the derivative structure, reducing the average gold price achieved to $298/oz compared to $315/oz in 2003.





Top: Mafika Mkwanazi (Chairman)
Below: Gold bar being stamped

RESULTS FOR THE YEAR (continued)

Attributable gold revenue (continued)

In line with the decline in production, gold sold decreased to 218 582 ounces from 225 218 ounces in 2003, exacerbated by the decline in the Rand gold price and increased hedging loss to post a reduction in revenue of R201 million.

Attributable cost of sales

Cost of sales, comprising total cash costs, retrenchment and rehabilitation costs, changes in gold inventories and amortisation of mining assets, increased from R580 million in 2003 to R628 million in 2004, analysed as follows:

- Total cash costs increased by R41 million to R528 million, a trend which triggered the management changes implemented at South Deep
- Retrenchment, rehabilitation and other abnormal costs increased by R10 million to R21 million as a consequence of R17 million of retrenchment costs flowing from the restructuring of the South Deep labour force, and R4.3 million for the purchase of a 3-D seismic from Gold Fields
- Following the focus last year on operating the new metallurgical plant efficiently, South Deep is approaching steady state for current production levels in terms of work-in-progress, and hence the adjustment for 2004 was only R1.8 million, compared to R1.5 million in 2003, accounting for R0.3 million of the increase in cost of sales
- Following the commissioning of the South Deep Main Shaft in November 2004, the amortisation charge for December 2004 included a component for the historical project capital expenditure, accounting for the increase of R3.8 million to R76 million in 2004.



Gold smelting process

Over the last four years, the South Deep cost structures, increased significantly as a consequence of employing additional supervisory personnel from offshore at salary scales well in excess of South African levels. This increased South Deep on-mine employment levels above the employment levels at the inception of the PDWA JV in 1999.

The management changes made at South Deep in the second half of 2004 addressed some of these issues, but until such time as South Deep is operating at full capacity, the benefits of the invested capital will not be realised. This is reflected in the unit cash costs, R77 873/kg for 2004 (R69 861/kg for 2003).

Attributable profit/(loss)

As a consequence of the fall in gold revenue of R201 million and the increase of R48 million in cost of sales, the operating profit from gold mining activities reduced by R249 million to a loss of R246 million. The income from non-mining activities declined by R179 million, but if the abnormal income from the sale of investments in 2003 (R147 million) is excluded, the comparable decline of R32 million is primarily as a result of the interest incurred on the loan from JCI Limited pending the completion of the rights issue.

The revaluation gains arising from the derivative transaction in accordance with AC133, declined as the appreciation of the Rand relative to the Dollar slowed from an appreciation of R2.08/$ in 2003 to an appreciation of R0.96/$ in 2004, causing a reduction of R416 million in revaluation gains. The present value adjustment on the option premium payable, in accordance with AC133 amounted to a loss of R70 million (2003: R75 million) reflecting the discounting adjustments for the year stemming from the fall in US interest rates and the passage of time. The combination of all the above factors contributed to a year on year reduction in profit before taxation of R838 million.



LOST TIME INJURY FREQUENCY RATE
Per 200 000 man hours
6
5
4
3
2
1
0
5.31
5.44
4.60
2.70
0.85
0.66
99
00
01
02
03
04

After taking into account the deferred taxation adjustment for the year, the headline earnings decreased by R447 million.

Attributable cash flow

The directors anticipated that approximately R400 million would be required by Western Areas in order to meet the Company's obligations in 2004, as set out in the rights offer circular:

	Rights issue	Actual
Gold revenue (at spot)*	R629 million	R564 million
South Deep capital expenditure	(R234 million)	(R287 million)
South Deep operating costs	(R518 million)	(R549 million)
Hedging and option premium liabilities	(R249 million)	(R246 million)
Rights issue (net of expenses)	R395 million	R395 million
Other	Nil	(R20 million)
Net cash flow	**R23 million**	**(R143 million)**

*Rights offer assumed a gold price of R87 000/kg or R6.9000/$ exchange rate and gold at $394/oz. Actual for 2004 was R82 997/kg or R6.4900/$ exchange rate and gold $398/oz.



SHIFTS LOST FREQUENCY RATE
Per 200 000 man hours
80
70
60
50
40
30
20
10
0
72.47
54.75
33.36
46.08
23.90
26.66
99
00
01
02
03
04

On an operational level, South Deep consumed R100 million more in cash than anticipated, as reflected in the operational results above. This continued 'drainage' of cash by South Deep prompted Western Areas to engage with its partner Placer Dome to resolve management issues which are the principle cause of the mine's under performance. The net swing of R126 million is reflected in the loan outstanding to JCI of R95 million at year end and forms part of the R200 million stand-by facility agreed with JCI at the time of undertaking the rights issue.



FATAL INJURY FREQUENCY RATE
Per 200 000 man hours
1.00
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
0.09
0.03
0.05
0.07
0.02
0.02
99
00
01
02
03
04

SOUTH DEEP

The South Deep Main Shaft (2 993 m in depth) was successfully commissioned for hoisting men, material and rock on 19 November 2004.

The commissioning concluded a project that started in 1995. Challenges overcome during the year included the installation of the hanging tower steelwork to extremely tight tolerances, material and rock handling arrangements and completion of a number of projects such as the surface conveyors, surface bulk air cooling facilities and employee access.

SOUTH DEEP (continued)

The South Deep Twin Shafts project's safety performance is unequalled. The fatality free completion of the ventilation shaft is a world first and the Lost Time Injury Rate for the capital project is lower than the equivalent world benchmark statistics. No Lost Time Injuries were recorded for the Twin Shafts project for 2004. This is a remarkable achievement.

Total expenditure on the South Deep Twin Shafts project, including development work and associated surface and underground infrastructure, amounted to R4 billion.

As with most major projects, the scope of the project changed during the 10-year project duration, the most notable of which is the deepening of the Main Shaft by an additional 232 metres and the inclusion of additional development on 100 Level.

SOUTH DEEP
TOTAL GOLD PRODUCTION
Total ounces produced

99	00	01	02	03	04
338 907	325 205	342 245	388 445	440 742	428 585

SOUTH DEEP
TOTAL TONNES MILLED
Total tonnes milled


2 500
2 000
1 500
1 000
500
0
1 369 000
1 217 000
1 356 000
1 725 165
1 956 590
2 199 208
99
00
01
02
03
04

SOUTH DEEP
MILL YIELD GRADE
Total yield (g/t)


9
8
7
6
5
4
3
2
1
0
7.69
8.31
7.85
6.79
7.01
6.06
99
00
01
02
03
04

Work to the value of approximately R215 million will be completed during 2005, principally on:

- Station and lateral access development on 100 Level, 105 Level and 110 Level
- Production and development equipment
- The commissioning of the main surface fans.

Station work on 100 Level is complete and development to access the ore body has already commenced.

The South Deep Twin Shafts provides direct access of men and materials to levels previously serviced through sub-vertical shafts, thus eliminating costly double handling arrangements. It is expected that the effective shift length at the rock face of the average worker will increase by 30%, leading to an increase in productivity. The South Deep Twin Shafts will facilitate the exploitation of mineral reserves below 95 Level (that is on 100, 105 and 110 Levels) and provides a springboard to the Phase 2 mineral reserves.

During 2004, capital rehabilitation support work was carried out on 95 Level to ensure that the integrity of this main access haulage is maintained. Significant capital was also directed at increasing the productive capacity of the trackless mining section, including the completion of the trackless workshop, ramp and ore pass infrastructure. In all, five trackless fleets are operational, although not all of these units have reached their designed performance levels.

South Deep production

Total gold production for South Deep in 2004 was 13 330 kgs (428 585 ounces), a decrease of 3% when compared to the record gold output of 2003.

A total of 406 kgs was recovered from clean-up operations in the old processing plant that was decommissioned in 2002.

Tonnage milled for the year was 2 199 208 tonnes, an increase of 12% over the previous year. The gold yield was 6.06 g/t compared to 7.01 g/t in 2003 and against a forecast of 6.25 g/t. This was as a result of the increased treatment of low-grade surface material. The average grade of underground ore was 8.17 g/t whereas that of low-grade surface material was 1.69 g/t.

Production from various sources (Kilotonnes)	2004	%	2003	%
Conventional VCR	**162**	**7.4**	382	19.6
Conventional destress (Elsburgs)	**443**	**20.1**	431	22.1
Trackless ECs	**965**	**43.9**	846	43.5
Other	**7**	**0.3**	–	–
Low grade surface material	**622**	**28.3**	287	14.8
	2 199	**100.0**	1 946	100.0

The commissioning of an additional trackless mining fleet during 2003 resulted in a 14% increase in production from the trackless mining in 2004.

Production tonnages from conventional sections were disappointing, being lower than the previous year and lower than plan. Factors contributing to this underperformance included the delay in commissioning of the South Deep Twin Shaft Complex, reduction of VCR face length following the revision upwards of pay limits due to a reduction in the gold price and teething problems associated with the introduction of full calendar operations during the first half of the year.



The new gold extraction plant has a planned capacity of 7 200 tonnes per day.

A reduction of unpay mining during the early part of 2004 had a positive impact on underground grades. These improved grades were however diluted by increased contributions of material from low-grade screened surface dumps.


PRODUCTIVITY
g/TEC
250
200
150
100
50
0
134
176
189
233
238
229
99
00
01
02
03
04

South Deep management was restructured in mid-2004, with a view to address the deficiencies that culminated in persistant poor operational performance and increasing production costs. John Bredenhann, a seasoned and "hands on" South African mining executive with experience in the West Wits, was appointed as CEO of the PDWA JV in June 2004. Focus by the new senior management team on the basic and proven disciplines of deep level mining in South Africa has already yielded positive results, with further improvements expected.


CASH OPERATING COSTS
$ per ounce
400
350
300
250
200
150
100
50
0
244.11
191.58
193.10
198.81
295.00
384.00
99
00
01
02
03
04

In 2005, South Deep plans to treat 2.16 million tonnes of ore to yield 468 000 oz at a cash cost of R68 500/kg.

Lower grade destress mining (5.6 g/t) is planned to decline, whereas production from the higher grade VCR (10.9 g/t) is expected to increase to 400 000 tonnes. Production from the mechanised EC stopes is planned to increase by 25% to 1 200 000 tonnes at a grade of 8.4 g/t. Treatment of low-grade surface material is planned to contribute approximately 300 000 tonnes at a grade of 1.2 g/t.

As was the case for 2004, gold production will be supplemented with contributions from the final clean-up operations of the decommissioned metallurgical plant.

South Deep costs

Cash costs for production continued at unacceptably high levels. Cash costs of production increased to R79 228/kg from R70 722/kg for the previous year, reflecting the poor production performance as well as cost pressures.

CAPITAL EXPENDITURE (TOTAL)
R Millions


900
800
700
600
500
400
300
200
100
0
365
526
756
868
845
575
99
00
01
02
03
04

Wages were increased by 8.5% in June and the cost of water and electricity rose by up to 10% year-on-year. The cost of certain consumables, a good example being steel, also increased excessively. A number of cost reduction programmes were implemented, including the severance of 49 senior staff in April 2004 and the implementation of electrical power controls.

Following the commissioning of the Twin Shafts, staff numbers were reduced, with 350 employees accepting voluntary retrenchment and early retirement packages in December. Staff numbers will continue to be downscaled during 2005 on the basis of natural attrition.

South Deep pumping costs


The PDWA JV gave notice to Harmony on Friday, 7 January 2005 of its intention to stop pumping at Harmony's Randfontein Estates No. 4 Shaft. The boundary plugs and pillars separating the mines have been thoroughly tested by independent international experts, and found to be satisfactory. Hence the possible flooding of the Randfontein Estates No. 4 Shaft area will have no impact on future production at South Deep.



By re-engineering tasks, introducing mechanised mining and launching an intensive safety behaviour awareness training programme safety has improved dramatically.

Ceasing the pumping activities at the Randfontein Estates No. 4 Shaft will result in a saving of up to R54 million a year, or R3 000/kg produced.

South Deep expansion

The PDWA JV is reviewing expansion plans that would lead to the more effective utilisation of the South Deep infrastructure. Following the commissioning of the South Deep Main Shaft, South Deep's hoisting capacity is now under-utilised. Expansion plans under consideration involve a mill expansion from the current installed capacity of 220 000 tonnes per month to approximately 320 000 tonnes per month combined with accelerated development on the 100, 105 and 110 Levels. Should the PDWA JV board approve an expansion plan later in the year, a ramp-up in production to figures in excess of 700 000 oz per annum by the end of the decade is possible. Real cash costs would be targeted at below R60 000/kg by 2009.

While Western Areas would be required to fund half of the capital expenditure, the Company will be entitled to 50.875% of the resultant gold production.

South Deep insurance claim

Discussions continue between Placer Dome representatives, the insurance underwriters and their assessors regarding the claim for the South Shaft No. 1 Sub-Vertical Shaft that was damaged by a rock fall in January 2004. Every effort is being made to reach finality on this matter as soon as possible. South Deep is insured under the Placer Dome Global Programme, and Placer Dome have administered all insurance matters on behalf of the PDWA JV historically.

OTHER ISSUES

Potential Placer Dome claim

In terms of the Joint Venture Agreement between Western Areas and Placer Dome, Placer Dome exercises control of the Joint Venture through the right to appoint the Joint Venture Chairman who has a casting vote on the Joint Venture Board. Western Areas is conducting a review to establish the extent to which, following the formation of the Joint Venture and the assumption of management of South Deep by Placer Dome, the project has suffered from poor planning and execution of work, overruns of capital expenditure, delay in the commissioning of the South Deep Main Shaft and possible contraventions of the Joint Venture Agreement. Should this review indicate grounds for seeking restitution of losses incurred by the Joint Venture and a negotiated solution of this matter is not achieved, Western Areas may institute action against Placer Dome to claim for the losses incurred. Preliminary indications are that losses have been suffered and that such losses are material.

With the appointment of an independent CEO with relevant South African deep level mining experience in June 2004 and his exclusive focus on South Deep, Western Areas believes that sound governance and management of South Deep has now been established.

Results of the rights offer

The results of the renounceable rights offer of 13 172 042 new ordinary shares of R1 (one Rand) each ("rights shares") by Western Areas to its shareholders at a subscription price of 3 050 cents per rights share to raise R401.7 million, was concluded on 27 July 2004.

Western Areas shareholders subscribed for 8 417 416 rights shares, equivalent to 63.9% of the total number of rights shares offered as follows:
JCI - 4 689 247 rights shares, Allan Gray clients - 3 174 278 rights shares and Randgold & Exploration Company Limited - 505 313 rights shares. The balance of Western Areas shareholders subscribed for 48 578 rights shares which included rights entitlements ("excess applications"). The rights shares and excess applications were allotted in full and the balance of 4 754 626 rights shares were taken up by JCI in its capacity as underwriter for the rights offer. Following the rights offer, JCI holds 39.3% of Western Areas' issued ordinary share capital.

Future funding

As discussed elsewhere in this report, the Company is considering a restructure of its derivative structure to more appropriately match the South Deep production build-up. In a similar vein, Western Areas is planning to finance the build-up to full production at South Deep through a R800 million rights offer.

The final terms of the rights offer will be finalised towards the end of the second quarter of 2005. It is currently anticipated that some R800 million will be raised to ensure that a funding buffer exists for the ramp-up of production at South Deep. An additional aim of the funding structure will be to increase the liquidity of the Western Areas share. The major shareholders of the Company have given, in principle, support for the financing initiative.

OTHER ISSUES (continued)

Future prospects

Over the last five years, Western Areas, in conjunction with the other JCI Group companies, has entered into several transactions to optimise the value of its mineral rights portfolio other than those mineral rights that underpin its attributable share of South Deep. As a consequence of these various transactions, Western Areas has consolidated the majority of its mineral rights into holdings contiguous with, or in close proximity to, South Deep. Certain of these mineral rights have an Inferred Mineral Resource of 17 million ounces *(in situ)*. Although ownership of the mineral rights are held by Western Areas or associated companies, an interest in the rights is being transferred to a BEE entity.

Western Areas is evaluating the potential of the contiguous mineral rights with a view to possibly incorporating these into an extended mining authorisation to facilitate increased BEE participation in South Deep (in compliance with the Mining Charter), and to prevent the possible sterilisation of the defined resources, which otherwise cannot be exploited economically.

In October 1999, operations were suspended in the old areas of the South Deep mining authorisation, specifically the areas above 87 Level. With the commissioning of the South Deep Main Shaft, a full technical review of the older portion of the mine will be conducted to reassess the declared mineral reserves of 3 million ounces and to establish whether these areas can be brought to account sooner to more fully utilise the installed hoisting capacity.

As postulated in the press on occasions, the possibility of pursuing alternatives to exploit areas peripheral to South Deep, regardless of farm fences, will be a continued focus for the year ahead. The 3-D seismic survey undertaken in conjunction with Kloof Gold Mining Company Limited in the South Deep area highlighted such potential.

Trackless ore is drilled, blasted and loaded with scoop trams to internal ore passes – five trackless fleets are currently operational.

Dividends

Western Areas had a track record of paying regular dividends prior to the decision being made to undertake the South Deep Capital Project.

At the general meeting of Western Areas shareholders held on Thursday, 17 October 2002, Western Areas shareholders approved the resolutions necessary for Western Areas to distribute as a payment in specie in terms of Section 90 of the Act, provided for out of the share premium account of Western Areas, to its shareholders ("the Western Areas distributions"):

- the loan entitlement in the ratio of 12.36005 Western Areas shares for every 100 Western Areas shares held on 1 November 2002 ("the loan distribution");
- its entitlement to a portion of the consideration in terms of the Barnex scheme by virtue of its 88.5% shareholding in Barnex in the ratio of 99.10296 JCI consideration shares and 99.10296 JCI consideration debentures for every 100 Western Areas shares held prior to the loan distribution on 1 November 2002 ("the Barnex distribution");

On 25 February 2000, the Company paid a special distribution of R5.75 for each Western Areas share held to Western Areas shareholders. This special distribution was from the proceeds of the sale by the Company of a 50% interest in South Deep and Placer Dome.

OUTLOOK FOR 2005

I am confident that the financial performance of Western Areas will now start to justify the confidence of the early investors in the South Deep Twin Shaft project. It is anticipated that South Deep will start to generate a positive operational cash flow (at current gold prices) from the second quarter of 2005.

A relative under valuation for Western Areas is confirmed by the low market capitalisation per ounce of mineral reserves for Western Areas relative to its South African peers. The market capitalisation per ounce is a relative measure to value gold shares, equivalent, in part, to a price earnings ratio for non-resource companies.

As at 31 December 2004, the market capitalisation per ounce for Western Areas' attributable share of the South Deep mineral reserve was calculated to be $18.

The table below shows a comparison of the market capitalisation of key South African gold producers per reserve ounce, and were the valuation of Western Areas to fall in line with that of its peers, how the share price would be re-rated.

	Western Areas	DRDGold	Harmony	GoldFields	AngloGold Ashanti	Placer Dome(2)
Value per reserve oz $/oz(1)	18	24	46	75	113	129

(1) Estimated value per reserve ounce at 31 December 2004 using public information.
(2) Placer Dome included to demonstrate international rating of South Deep.

It is our intention to improve our investor relations during 2005 to ensure that investors are fully informed as to the potential value of Western Areas.

A presentation of the investment case for Western Areas was held on 10 February 2005 at the Mining Indaba Conference in Cape Town, and an international road show to London, Toronto and New York is planned for the second half of 2005. This will support the Western Areas Level-1 Sponsored American Depository Receipt ("ADR") programme which went live on 7 February 2005.

LEVEL 1 ADR PROGRAMME

The Bank of New York has been appointed as the depositary bank for the Company's Level-1 ADR programme, which trades under the ticker symbol "WARUY".

One ADR represents one existing ordinary Western Areas share, and the sponsored Level-1 ADR programme will give Western Areas the benefit of a publicly traded security in the US without having to change the Company's reporting requirements.

According to the Securities Exchange Commission ("SEC"), the shares of most foreign companies that trade in the US markets are traded as ADRs issued by US depository banks. If you own an ADR you have the right to obtain the foreign stock it represents, but US investors usually find it more convenient to own the ADR. The price of an ADR corresponds to the price of the Company share in its home market, adjusted for the relevant exchange rate.

Owning Western Areas ADRs has some advantages:

- When an investor buys and sells ADRs they are trading in the US market
- The trade will clear and settle in US dollars
- The depository bank will convert any dividends or other cash payments into US dollars before sending them to the investor
- The depository bank may arrange to vote the investors shares for them as they instruct.

R B Kebble
Chief Executive Officer
Johannesburg
26 May 2005

Rands/Metric	Units	2004	2003	2002	2001	2000
Operating results – Group						
Revenue from gold	R million	**381.4**	582.4	596.5	428.0	329.1
Earnings	R million	**13.5**	460.7	(280.5)	33.0	90.6
Operating cash flow	R million	**(147.0)**	43.1	(422.8)	85.3	(1.0)
Capital expenditure	R million	**277.9**	417.4	430.7	391.4	(263.7)
Headline earnings per ordinary share	Cents	**10.8**	332.3	(289.0)	13.3	95
Financial position – Group						
Cash and short-term investments	R million	**13.2**	21.9	76.4	1 104.1	284.3
Total assets	R million	**4 666.3**	4 579.5	4 491.3	5 992.2	3 170.9
Working capital	R million	**(394.4)**	(292.2)	154.3	1 554.2	650.6
Long-term debt	R million	**2 621.7**	2 987.6	2 591.9	3 329.7	542.4
Shareholders' equity	R million	**1 511.0**	1 135.6	1 774.2	2 574.5	2 540.3
Debt to equity ratio	%	**53**	87	78	62	–
Operational statistics						
Gold produced	Kilograms	**6 781**	6 974	6 141	5 411	5 142
Cash operating cost per kilogram	Rand	**77 873**	69 861	66 070	53 996	41 621
Average price achieved per kilogram	Rand	**62 289**	76 647	98 189	79 335	63 958
$ Imperial	**Units**					
Revenue	$ million	**58.8**	76.9	56.9	49.5	47.4
Earnings	$ million	**2.1**	60.9	(26.8)	3.8	13.1
Operating cash flow	$ million	**(22.6)**	5.7	(40.3)	9.9	–
Capital expenditure	$ million	**42.8**	55.1	41.1	45.3	38.0
Headline earnings per ordinary share	US cents	**1.7**	43.9	(27.6)	1.5	13.7
Financial position						
Cash and short-term investments	$ million	**2.3**	3.3	8.8	92.2	37.4
Total assets	$ million	**824.4**	692.2	516.8	500.6	417.5
Working capital	$ million	**(69.7)**	(44.1)	17.8	129.8	85.7
Long-term debt	$ million	**463.2**	451.7	298.2	278.2	71.4
Shareholders' equity	$ million	**267.0**	171.7	204.1	215.1	334.5
Debt to equity ratio	%	**53**	87	78	62	–
Operational statistics						
Gold produced	Ounces	**218 025**	224 227	197 419	173 983	165 273
Cash operating cost per ounce	$	**373**	287	196	194	187
Average price achieved per ounce	$	**298**	315	291	286	287
Exchange rates used in the translation						
Assets, liability and equity		**5.660**	6.615	8.691	11.970	7.595
Income, expenses and cash flows		**6.490**	7.573	10.480	8.642	6.936

THE DERIVATIVE STRUCTURE


SIEMAG
SIEMAG
SIEMAG

ELEMENTS OF THE STRUCTURE

- Western Areas bought put options to provide price protection for the operation up to June 2014
- Western Areas sold call options equivalent to 70% of the puts bought, capping the upside gold price participation over the same 10-year period
- Western Areas bought call options equivalent to 39% of the puts sold at a higher gold price, giving the Company upside gold price participation over the 10-year period
- Western Areas sold call options equivalent to 30% of the puts bought capping the upside price participation over the 10-year period
- The option premium for the sold options was received upfront, and payment for the bought options was deferred until maturity of the option, effectively spreading the payment over the period of the hedges
- The net volume of gold committed to the derivative structure was 5% of Western Areas' attributable mineral reserves
- The options provide the ability to close-out the hedge positions provided market conditions are appropriate
- There is currently no Rand hedging in this structure and the Company is fully exposed to currency fluctuations



The South Deep Twin Shafts provides direct access of men and materials to levels previously serviced through sub-vertical shafts. It is expected that the effective shift length at the rockface of the average worker will increase by 30% leading to increased productivity.

In December 2001, $104 million was received for premiums on sold options. This gave rise to the cash balance held in Escrow at the time. Simultaneously the options bought gave rise to an obligation to pay option premiums at various predetermined dates in the future – the Option premium payable. The Option premium payable liability is reflected at the current settlement value of the future payments. An adjustment is made on a periodic basis to reflect the change in the value of this liability.

ACCOUNTING TREATMENT OF THE DERIVATIVE STRUCTURE

AC133 – "Financial Instruments: Recognition and Measurement" is effective for financial years commencing on or after 1 July 2002 and was thus implemented as from 1 January 2003. The requirements of AC133 had a profound impact on the accounting treatment applied to the derivative structure. The option contracts meet the definition of derivatives in terms of AC133 and in compliance with the statement are carried at fair value on the Balance Sheet. Fair value can be defined as the mark-to-market value of the derivative instruments. Furthermore, in terms of the requirements of AC133 and AC125, derivative assets and derivative liabilities are shown on a gross basis on the face of the Balance Sheet and detailed in the disclosure note (page 98 note 17). Cash flow hedge accounting in terms of AC133 is applied to the derivative instruments. Due to the fact that the options are all US Dollar denominated, only US Dollar gold price fluctuations are hedged and the Company remains exposed to exchange rate volatility. The portion of fair value gains and losses on the fair value of the options attributable to changes in the exchange rate are taken to the Income Statement. These gains and losses are unrealised, and create income statement volatility. The portion of fair value gains and losses on the fair value of the options attributable to changes in the US Dollar gold price are taken to an equity reserve.

On maturity of the options the equity reserve balance is released to the income statement. The accounting treatment applicable to the option premium payable balance remains unchanged under AC133.

The AC133 accounting treatment gave rise to the following items on the balance sheet in the current year:

- Cash flow equity reserve
- Derivative asset
- Derivative liability
- Option premium payable

Deferred taxation on derivative structure

AC102 – "Income Taxes" requires that deferred tax should be charged or credited directly to equity if the deferred tax relates to the items that are credited or charged directly to equity. The current fair value of the derivative structure relating to the US Dollar gold price results in a debit to the equity reserve as cash flow hedge accounting is applied. The equity reserve is then adjusted with the applicable tax rate to reflect an after tax balance and the corresponding debit results in the deferred tax asset. The fair value adjustments on the exchange rates taken to the income statement also give rise to deferred tax. If the Rand/US Dollar exchange rate strengthens from its current level it will result in a credit to the deferred tax balance and a debit to the income statement. The weakening of the Rand/US Dollar exchange rate will result in a debit to the deferred tax balance and a credit to the income statement as the current tax deduction are at the original rate that ruled at the time of entering into the structure. The deferred tax balance will change in relation to any fair value change in the derivative structure.

Definitions

- Cash flow equity reserve – The equity reserve created is as a result of the fair value attributable to US Dollar gold price fluctuations to the derivative asset and derivative liability
- Derivative asset – The fair value of the open hedge positions at a point in time relating to put and call options bought. The fair value is calculated taking the US Dollar gold price fluctuations and the changes in the Rand/US Dollar exchange rates into account
- Derivative liability – The fair value of the open hedge positions at a point in time relating to call options sold. The fair value is calculated taking the US Dollar gold price fluctuations and the changes in the Rand/US Dollar exchange rates into account
- Option premium payable – The US Dollar liability relating to the future payment of the premiums in respect of put and call options bought, stated at the present value of future repayments. The US Dollar liability is translated at the period end exchange rate to reflect the Rand liability. An adjustment is also made to reflect the current present value of future payments at each period end

AC133

The AC133 recurring accounting entries can be summarised as follows:

- Fair value adjustment to derivative asset, derivative liability and cash flow equity reserve attributable to US Dollar gold price fluctuations
- Fair value adjustment to derivative asset, derivative liability and income statement attributable to changes in the Rand/US Dollar exchange rates
- Release of cash flow equity reserve to the income statement on option maturity
- Revaluation of option premium payable to its present value at period end exchange rate
- Actual payment of option premiums payable

Fair value of derivative structure as at 31 December 2004

Derivative asset	Fair value
Put options bought	R26.4 million
Call options bought	R676.2 million
	R702.6 million
Derivative liabilities	
Lower sold call options	R1 564.9 million
Upper sold call options	R436.4 million
2005 residual sold call options	R15.4 million
	R2 016.7 million
Net derivative liability	R1 314.1 million

(Refer to note 17 on page 98)

The fair value of the call options bought equates approximately to the fair value of the derivative liabilities until 2008. Western Areas is considering the possibility of using this value match to put the Company into a position of having no hedge obligations for the next four years allowing the build-up of production at South Deep to be funded from predominantly operational cash flows and the proposed rights offer. The consequence of this decision will not increase the volume of future production committed to hedging, but rather rebalance it to reflect the anticipated future production from South Deep. At the future anticipated attributable annual production rate of approximately 400 000 ounces, this would represent a hedge percentage of about 50% for the period 2008 to June 2014.

The opportunity would exist to further restructure the hedge obligations of the Company depending on the prevailing gold price in future, both in Dollar and Rand terms. It is an area that is continuously being monitored and assessed by the board, in terms of the risk management policy of the Company.

It is the intention of the Company to correct the bias created by valuing the derivative instruments of the Company to market values, without concurrently adjusting for the change in the value of the Company's mining assets during the coming year. Based on a new South Deep Life of Mine Plan, the same market metrics as used for the AC133 fair value calculation will be used to value the Company's mining assets.



SOUTH DEEP GOLD MINE



AFRICA
N
South Deep
Jo-burg
SOUTH AFRICA
Cape Town
KLOOF
SV1 Shaft
Main/SV2/3 Shaft
South Deep Shaft
Subcrop (Upper Elsburgs)
Lease Area
Mining Authorisation

LOCALITY PLAN OF SOUTH DEEP

South Deep, which is situated in the Magisterial Districts of Westonaria and Vanderbijlpark (Gauteng Province), some 45km southwest of Johannesburg, is exploiting auriferous palaeoplacers ("reefs") of the Witwatersrand Supergroup. The areal extent of the South Deep Mining Authorisation (ML 8/99), granted by the Department of Mineral and Energy Affairs to the PDWA JV on 26 March 1999, is 3 563 hectares. Some 2 469 hectares of surface (freehold) rights are also held jointly by Western Areas and Placer Dome. All required operating permits have been obtained, and are in good standing. Supporting Verification Forms for the mineral rights that comprise the Mining Authorisation were lodged with the Department of Mineral and Energy Affairs early in 2003 and steps have recently been taken to initiate the preparation of the documentation required for the conversion of the old order mining right to a new form mining right, as required in terms of the Mineral and Petroleum Resources Development Act No. 28, 2002 ("the MPRD Act").

South Deep is 50% owned by Western Areas, in a Joint Venture with Placer Dome. The PDWA JV was established on 1 April 1999. Western Areas and Placer Dome share the gold production in equal proportions during the year, but Western Areas receives 1.75% of Placer Dome's attributable gold production post the end of the year. Should the South Deep annual production exceed one million ounces, Western Areas would receive a further 1.75% of Placer Dome's attributable gold production.

The reef horizons currently being exploited at South Deep include the Ventersdorp Contact Reef ("VCR") and the component reef horizons of the Upper Elsburgs (Massives and the Individuals). The VCR occurs in the western extremity of the Mining Authorisation and comprises a single reef horizon. By contrast the Upper Elsburgs, which occur to the east of a north-northeast striking subcrop with the overlying VCR, comprise multiple reef horizons that form part of an easterly divergent clastic wedge. This 'wedge' attains a thickness of approximately 100 metres in the vicinity of the eastern boundary of the Mining Authorisation. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades, and showing more proximal sedimentological attributes, in the eastern sector of the Mining Authorisation than the underlying Individuals.

South Deep mine comprises the South Shaft Complex and the new South Deep Twin Shaft Complex. The South


Twin Shafts
1W
2W
3W
Upper Elsburg Trackless Project Areas
VCR
Main Shaft

South Deep Twin Shaft System and position of Conventional, Destress and Trackless Stopes

Shaft Complex comprises the Main Shaft and Sub-Vertical Shafts ("SV") 1, 2 and 3, which service mining down to 95 Level (2 693 metres below surface). The South Deep Twin Shaft Complex will service Levels 90 (2 590 metres below surface) to 110 (2 890 metres below surface). On 19 November 2004, the South Deep Main Shaft (with a single drop to a depth of 2 993 metres below collar) was commissioned. This has resulted in a shift in the mine's operational focus towards optimal utilisation of currently installed capacity. A continuous operations shift roster working two shift cycles, seven days a week, has been introduced to both the conventional and massive mining areas to help facilitate this in the Current Mine.

The VCR is mined by conventional longwall mining methods, whereas the Upper Elsburgs are mined by a variety of methods ranging from conventional narrow reef stoping to trackless mining (drift-and-fill, and drift-and-benching). The conventional stope ore is drilled, blasted and scraped into a series of gullies that feed an ore pass system. Trackless ore is drilled, blasted and loaded with scoop trams to internal ore passes – five trackless fleets are currently operational. The ore is then transported by underground rail system to a shaft loading system and hoisted to surface.

South Deep has been subdivided into three geographic planning categories for reserving purposes, namely:

- SV1: Includes the area extending from 60 Level (1 630 metres below surface) in the north, to 85 Level (2 393 metres below surface) in the south. Whilst the area has a defined mineral resource, the area is presently

LOCALITY PLAN OF SOUTH DEEP (continued)

not being mined due to a failure of the SV1 Shaft Sidewall in January 2004. This incident is subject to an insurance claim under the Placer Dome global insurance programme.

- Current Mine: The mining area extends from 85 Level to 95 Level, and is the focus of current mining activities.
- Future Mine: The area includes 100 to 110 Level (southern sector of Phase 1) and 115 Level to 135 Level (Phase 2). The latter level occurs at a depth of approximately 3 266 metres below surface. Phase 1 is, and will be, accessible from the South Deep Main Shaft, once the planned horizontal development has been completed for the 100, 105 and 110 levels.

In terms of the Upper Elsburgs in the Current Mine, the area has been subdivided into a number of projects. These projects, which are defined per level and are bounded by regional stability pillars, are numbered from the 0 Line in the east to 3 West in the west at the Upper Elsburg subcrop position against the VCR. It is in the position of the western sector of the latter that a "shoreline composite" has been defined (to a vertical thickness of 10 metres), due to difficulties experienced in differentiating the stratigraphy. Gold grades, and the percentage conglomerate developed, generally increase from the 0 Line in the east to the 3 West Line in the west.

Current mining operations incorporate a single six-compartment shaft ("Main South Shaft") from surface to 50 Level (1 303 metres below surface). There are two Sub-Vertical Shafts adjacent to the Main South Shaft on 50 Level that service 70 to 95 Levels (1 938 and 2 692 metres below surface, respectively). One of these Sub-Vertical Shafts (SV2) is


South Deep
Main Shaft
3W
2 W
1W
Upper Elsburg
Trackless Project Areas

Current Mine showing:
- *Underground infrastructure (85 to 95 Levels)*
- *Regional Pillars*
- *VCR conventional stopes (South Deep Shaft)*
- *Destress (ECs and MBs) and trackless stopes – Upper Elsburgs.*

dedicated to hoisting rock, whereas the other (SV3) is for persons and material conveyance. The main operating levels of the mine are 85 Level, 90 Level and 95 Level, with an 87 Inter-level. All broken rock reports to 90 Level or 95 Level for horizontal tramming, and to 95A Level for skip loading and vertical conveyance. Tramming on the main levels is by means of electric rail locomotives and 14 tonne hoppers.

To enable trackless mining in an area, the area must be de-stressed by placing the de-stress cut in an optimal position to ensure a de-stress window of 50 to 60 metres above and below the associated stope. In the Current Mine, the de-stress horizon for the 87-1 West project is positioned in the MB reefs to facilitate trackless mining of the EC horizon below. However, for the 87-2 and 3 West projects, the de-stress horizon was positioned in the EC reef zone. In the 95-1 and 2 West project areas, two overlapping destress horizons have been designed (one in the MBs and the other in the ECs), whereas for the 95-3 West area the destress cut is at the base of the EC reef package.

Backfilling is an integral part of the mining method, and is essential to promote both local and regional stability. Classified cemented tailings ("CCT") are presently being used to backfill excavations, although designs are in progress to construct a paste fill system. In the case of the latter, over 70% of the tailings will be utilised, by comparison some 50% in the case of the CCT.

South Deep's workings are currently at an average depth of 2 693 metres below surface, with a virgin rock temperature of 49°C. Cooling is by means of site specific refrigeration, using both closed loop coil cars and open spray bulk air coolers. At present 51MW of cooling on surface, and 14MW of cooling underground on 80 Level, refrigerate the mine. An additional 11MW and 8½MW of cooling capacity are to be commissioned on surface and underground in 2005 respectively. The average stope wet bulb temperature is currently 29.3°C and the stope face air speed is 0.65m/s. Additional cooling capacity to support a maximum production rate of 330 000 tpm is estimated at 20MW.



The skip capacity is 28 tonnes. The 400 000 tonne hoisting capacity of South Deep (both old and new shafts) exceeds the newly installed milling capacity of 220 000 tonnes per month.

The new gold extraction plant has a planned capacity of 7 200 tonnes per day (nameplate capacity of 220 000 tonnes per month). It includes a two stage milling circuit (SAG Mill and Ball Mill), a gravity gold recovery circuit, inclusive of leach reactors and a pump cell carbon-in-pulp plant. The plant will be capable of producing gold at a low cost with high extraction efficiencies once a steady state mill feed is achieved.

The South Deep Mineral Resource estimates have been based on large-scale geological entities representing the "Shoreline Composite", the Massives (Ms) and the Individuals (ECs and EDs – separately) of the Upper Elsburg Reefs, and the overlying VCR. No attempt has however been made to model the individual internal conglomerate units for each of the large-scale entities. Work is presently in progress to develop 'mini-models' that incorporate greater levels of geological detail and are capable of reporting the detailed nuances of metal distribution within the orebody.

SOUTH DEEP MINING AUTHORISATION AND INFRASTRUCTURE

Mineral Resource estimates have been developed in the Current Mine using ordinary kriging and a pairwise relative variogram model resulting in a Global Mineral Resource from which Global Mineral Reserves have been estimated.


REL
Water pillar
SV1 Shaft
(and pillar)
KLOOF GOLD MINE
South Main Shaft
and SV2/3 Shaft
South Deep Main
Shaft and Vent Shaft
N
Extended SV1 Area
85 level
90 level
Phase 1 Area
- 24 400N
Phase 2 Area
Existing infrastructure
Mining authorisation
Current mining area
Upper Elsburg subcrop

The Mineral Reserves for South Deep as at 31 December 2004 totalled 221.6 million tonnes at a head grade of 7.81g/t (containing 55.6 million ounces of gold). This statement follows the first depletion of the March 2004 Global Mineral Reserve estimate that was reviewed by Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd ("SRK Consulting") on behalf of Placer Dome Inc. in July 2004, which was based on a depleted July 2002 Resource Model. SRK Consulting provided consulting services during the generation of the reserve estimate at South Deep, but indicated that "it would not be possible for SRK to generate an unqualified sign-off of the Reserve Estimate as contained in the March 2004 Global Reserve Statement".

OTHER DEVELOPMENTS

3-D Seismic Survey

A joint 3-D Seismic Survey was completed by the PDWA JV and Kloof Gold Mining Company Limited ("KGMCL") in late 2003, which incorporated sectors of both Kloof Gold Mine and South Deep. Following the PDWA JV's decision to exercise its option to acquire the 3-D Seismic dataset from KGMCL during 2004 (as it pertains to South Deep), the dataset was subsequently processed and interpreted by an external consultancy group. Aspects of the latter work are still however being refined, such as constraining the position of fault zones and the extent of the related deformation.

3-D SEISMIC SURVEY



Elevation of VCR surface



Structural map of the VCR surface

The results of the interpretative work to-date are very encouraging for a number of reasons, namely:

- The clarity in the definition of the fault zones allows for better mine planning
- The seismic surface generated for the VCR, particularly south of the previous southern boundary of Phase 1, is shallower in certain areas, implying that 110 Level will extend further south than was previously anticipated. This implies that certain of the mineral reserves that were defined as part of Phase 2, can now potentially be exploited as part of Phase 1
- The area to the south of the Phase 1 boundary is less structurally disturbed by comparison the area to the north

The results of the 3-D Seismic Survey, and final interpretation thereof, will be incorporated into a new geological model and mineral resource estimate, which will be complete by the 2005 year end. This will form the basis of a revised mineral reserve estimate that will quantify the extent by which the Phase 1 Mineral Reserves have increased, by comparison a reduction of mineral reserves in the Phase 2 area.

OTHER DEVELOPMENTS (continued)

Mineral Rights

By virtue of Western Areas' interest in the mineral rights that surround the South Deep Mining Authorisation, which includes a 36.5% interest in the mineral rights held by Goldridge Gold Mining Company (Pty) Limited, a 73.4% interest in the WA4 Area and a 35.6% interest in the Fochville Prospect (Cardoville Area), all of which are underlain by either the VCR and/or the Upper Elsburgs, the historical drilling results for the Goldridge properties in particular were re-evaluated using the services of an independent consulting firm.

The results of the historical drilling, largely conducted by the then Anglo American Prospecting Services (Pty) Limited, were re-evaluated in a DataMine environment, taking due cognisance of the fault zones defined by the 3-D seismics. The work resulted in the estimation of an Inferred Mineral Resource for the Upper Elsburgs to the east of the South Deep Mining Authorisation of 16.7 million ounces of gold. A large percentage of the mineral resource relates to the Massives, due the easterly progradational nature of the Upper Elsburg succession. The mineral resource was categorised as being inferred due to the paucity of surface drillholes, and the fact that the area is underlain by the Upper Elsburgs in a position that is considered as representing a proximal-distal transition.

Western Areas Mineral Rights

Mineral rights held by Western Areas, or in which Western Areas has a participation interest, are classified as being unused old order rights in terms of the MPRD Act. Accordingly, documentation in support of the conversion from unused old order rights to new form prospecting rights is presently being compiled for submission to the appropriate authorities.

Consideration is being given to incorporating these rights into South Deep's mining authorisation,

MINERAL RESOURCES AND MINERAL RESERVES



Western Areas' attributable share in the defined Mineral Resources and Mineral Reserves of South Deep, as at 31 December 2004, is summarised below, exclusive of the first charge. Please note that the rounding-off of figures quoted in this section of the report may result in minor computational discrepancies.

Definitions of technical terms can be found in the Glossary of Terms on page 117.

MINERAL RESOURCES (Western Areas)

Measured and indicated

Category	Tonnes (000s)		Grade (g/t)		Contained oz (000s)	
	2004	2003	**2004**	2003	**2004**	2003
Measured	**8 018**	8 511	**10.95**	11.48	**2 825**	3 142
Indicated	**109 544**	137 150	**9.83**	10.09	**34 620**	44 502
Total	**117 562**	145 661	**9.91**	10.17	**37 445**	47 644

The Mineral Resource has been declared at a cut-off grade of 5g/t, and is reported inclusive of those Mineral Resources that have been upgraded to, and reported as, Mineral Reserves.


COMBINED REEFS
Tonnes (Million)
Grade (g/t)
700
600
500
400
300
200
100
0
18
16
14
12
10
8
4
4
2
0
0
1
2
3
4
5
6
7
8
9
10
Cut-off (g/t)

MINERAL RESOURCES BY REEF AND AREA (Western Areas)

Area	Measured			Indicated			Total		
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
Ventersdorp Contact Reef									
Phase 1	984	14.92	472	3 815	11.73	1 438	4 799	12.38	1 910
Phase 2	–	–	–	6 052	10.69	2 080	6 052	10.69	2 080
Total	984	14.92	472	9 867	11.09	3 518	10 851	11.44	3 990
Upper Elsburgs									
Phase 1	7 033	10.40	2 353	44 462	9.29	13 287	51 496	9.45	15 639
Phase 2	–	–	–	55 215	10.04	17 816	55 215	10.04	17 816
Total	7 033	10.40	2 353	99 677	9.71	31 103	106 711	9.75	33 455

Note: Phase 1 includes the Extended SV1 Area.


VENTERSDORP CONTACT REEF
Tonnes (Million)
Grade (g/t)
13
12
11
10
9
8
7
6
5
15
14
13
12
11
10
9
8
0
1
2
3
4
5
6
7
8
9
10
Cut-off (g/t)


UPPER ELSBURGS
Tonnes (Million)
Grade (g/t)
700
600
500
400
300
200
100
0
18
16
14
12
10
8
6
4
2
0
0
1
2
3
4
5
6
7
8
9
10
Cut-off (g/t)

MINERAL RESOURCES AND MINERAL RESERVES (Western Areas)

Category	Mineral Resources			Mineral Reserves			
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Category	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
Extended SV1 Area							
Measured	3 687	10.81	1 281	Proved	2 012	7.70	498
Indicated	19 357	8.24	5 127	Probable	4 175	7.70	1033
Sub-total	23 044	8.65	6 408	Sub-total	6 187	7.70	1 531
Phase 1 Area							
Measured	4 331	11.08	1 543	Proved	4 120	10.50	1 391
Indicated	28 920	10.32	9 598	Probable	27 093	8.05	7 014
Sub-total	33 251	10.42	11 141	Sub-total	31 213	8.38	8 405
Phase 2 Area							
Measured	0	0	0	Proved	0	0	0
Indicated	61 267	10.10	19 896	Probable	73 415	7.57	17 872
Sub-total	61 267	10.10	19 896	Sub-total	73 415	7.57	17 872
Total	**117 562**	**9.91**	**37 445**	**Total**	**110 815**	**7.81**	**27 808**

Note: 1. The Mineral Reserves are quoted at a head grade; A plant recovery of 97% is to be applied to determine recoverable ounces.

2. Mineral Resources are differentiated for the Phase 1 and 2 Areas using the -24 400N grid line, whereas Mineral Reserves are differentiated on the basis of the 110 Level, which occurs to the south of the abovementioned grid line.

NOTES TO THE MINERAL RESOURCES AND MINERAL RESERVES TABLES

1. Western Areas' Mineral Resources and Mineral Reserves are stated as of 31 December 2004. The Mineral Resources are estimated on the basis of the July 2002 Mineral Resource Model reported as at 31 December 2003, and depleted for production during 2004. The Mineral Reserves are estimated on the basis of the March 2004 Mineral Reserves, and are depleted for production during 2004. The geological model is presently being updated to accommodate new sampling data, the recently introduced 'mini-models' and the results of the 3-D Seismic survey.

2. Economic assumptions and modifying factors to estimate Mineral Reserves (March 2004 Mineral Reserve Estimate):
   - The cut-off grade applied varies from 5.00 to 7.40g/t depending on the mining method
   - Gold price: $325 per ounce
   - Exchange rate (R:$): 8.75
   - Paylimit: varies from 3.50 to 8.50g/t
   - Average unpay applied: 20%
   - Average grade of unpay: 2.50g/t
   - Mine call factor: 95%

3. Mineral Resources and Mineral Reserves have been declared by Qualified Persons in compliance with Instrument 43-101. The Mineral Resources and Mineral Reserves statement of 31 December 2004, on which basis the above tables have been based, was signed off by Mr Adrian Adams (Chief Geologist) and, Mr Dexter Ferreira (Chief Planning Engineer).

4. Mr Adams has a BSc Honours Degree in Geology and has been working on Witwatersrand paleoplacers since 1994. Mr Ferreira holds a BEng Degree in Mining Engineering, and has worked on Witwatersrand paleoplacers since 1999. Mr Ferreira did not complete, nor supervise, the March 2004 Mineral Reserves on which basis the depletion is based. The Mineral Reserves are based on information prepared by, or under the supervision of, Mr HG Waldeck, partner and principal mining engineer of Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd ("SRK Consulting"), in his role of Qualified Person on behalf of Placer Dome Inc. ("PDI") as stated in a PDI News Release of 29 July, 2004. SRK Consulting has determined that additional geological modeling at South Deep is advisable, and the mineral reserve estimate has been qualified accordingly. SRK Consulting is of the view that additional geological modeling would improve the understanding of the Phase 1 mine mineral resource estimate and thus reduce the risks associated with applying this interpretation to the Phase 2 area. It would also improve the confidence in the various mining methods selected for Phase 2 and associated production schedules. Accordingly, the mine continues to work to improve the mineral resource and mineral reserve estimation to address the qualifying issues raised by SRK Consulting. This is consistent with the ongoing mineral resource estimation process of the mine and its strategy to optimise the operation. Additional geological modeling, changes in economic assumptions and the long-term cost structure of the mine may impact future mineral resource and mineral reserve estimates. Mr Ferreira is satisfied that the information underlying the estimates was prepared by qualified experts, that appropriate steps were taken to ensure the reliability of the information (including verification of data) and that the information is sound.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS

The Mineral and Petroleum Resources Development Act No. 28, 2002 ("the MPRD Act") came into force on 1 May 2004. The Act provides for State custodianship of mineral resources and the government becomes the grantor of prospecting, exploration, mining and production rights.

The implications for companies holding mineral rights or interests therein are set out in the transitional arrangements that are recorded in Schedule II to the MPRD Act.

There are three categories of rights given recognition in terms of the transitional provisions, namely:

- Old order mining rights
- Old order prospecting rights
- Unused old order rights

An **old order mining right** includes that situation where the underlying right is held in conjunction with a mining authorisation issued in terms of Section 9 of the MPRD Act, and where mining operations are actively being conducted at the commencement of the Act. The holder of such an old order mining right will have a period of five years from 1 May 2004 to convert the old order mining right into a new form mining right in terms of the Act. There is no guarantee that such conversion will take place, as an application has to be made therefor, and the criteria for conversion as set out in Item 7 of Schedule II need to be satisfied. Furthermore, there is no guarantee that the converted mining right will apply to the same area held under the old order mining right and be granted for the same period. In order to convert, one has to lodge, inter alia, a mining work programme and a prescribed social plan, in addition to demonstrating that the holder will give effect to the object of the Act of expanding opportunities for Historically Disadvantaged South Africans ("HDSAs") to enter the mineral industry and to benefit from the exploitation of the nation's mineral resources, in accordance with the Charter on Socio-Economic Empowerment which contains a scorecard approach to such empowerment on the grant of conversion. It should further be noted that upon such conversion being granted, the holder of the new form mining right will have to pay a royalty to the State in terms of the Mineral and Petroleum Royalty Bill ("the Bill"). Indications are, however, that as the royalty will only be imposed in 2009, conversions concluded at a prior date will preclude the payment of such a royalty.

The draft Bill, which was published for comment in 2003, makes provision for a mineral resource extractor to pay royalties annually, on a quarterly basis, to the State for every mineral resource extracted and transferred by that extractor. The proposed royalty to be imposed on gold extraction is 3% multiplied by the published tradeable value and by its unit quantity in terms of weight, size, volume or other similar criteria normally used for that mineral resource. The gross sale value should be used if the tradeable value is not available. A mineral extractor will not be subject to a royalty on any mineral resource transferred, if it proves that the same mineral resource was previously subject to a royalty. However, cognisance must be taken of the fact that the Bill in its current form is presently under revision, and may take a substantially different format in its next draft, which is expected in the early part of 2005.

An **old order prospecting right is** defined to include a situation where a mineral right holder, or somebody who has the consent of the mineral right holder, has a prospecting permit issued in its name in terms of Section 6 of the MPRD Act and is actively prospecting at the time the MPRD Act was enacted. In this instance, the holder of the old order prospecting right has a period of two years from commencement of the MPRD Act to convert the old order prospecting right into a new form prospecting right in terms of the MPRD Act, or lesser period if the permit expires before the end of the two year period. Once again, the terms and conditions applicable to the new form right may be different to those that applied in relation to the old order prospecting right, and there is no guarantee that conversion will be granted. The applicant will still have to apply, and satisfy, the criteria for conversion as set out in Item 6 of Schedule II.

Where one holds mineral rights, mining title, or rights to prospect, whether coupled with a mining authorisation or prospecting permit or not, and the holder of the relevant right was not actively prospecting or mining at the commencement of the MPRD Act, then one will be the holder of an **unused old order right** giving the holder one year from the commencement of the MPRD Act to apply either for a new form prospecting right or mining right in terms of the new MPRD Act, satisfying all the criteria for the granting thereof set out in Sections 16 and 22 of the MPRD Act respectively. If the holder does not apply during the one-year period, or the application is turned down, then the underlying rights will lapse and the right to prospect or mine over the relevant area can be granted by the State to any third party. In order to obtain a new form prospecting right the applicant will have to lodge, and comply with, a prospecting programme and a commitment, to annual expenditure. On failure to comply with such programme or expenditure commitments, the Minister may revoke the new right. It should further be noted that upon the conversion of the old order mining rights and old order prospecting rights into new form mining rights and prospecting rights, all of the underlying old order rights will lapse.

In addition, current rights to receive royalties or other ongoing consideration flowing from old order rights are not given recognition in the transitional provisions whatsoever. Hence, when the mineral rights lapse in accordance with the transitional provisions, whether after the one, two or five year periods mentioned above, the royalty or ongoing consideration will have no force or effect.

In the context of Western Areas' rights in the PDWA JV under Mining Licence 8/99, such rights are classified as old order mining rights. As such, the PDWA JV will have a period of five years from 1 May 2004 to convert the existing mining authorisation into a new form mining right for which purpose, in order to satisfy the Charter, South Deep must have disposed of a 15% participation interest to HDSAs entity. The maximum period for which the new form mining right will be granted is 30 years, and there is no guarantee that it will cover the full extent of the existing mining authorisation.

The MPRD Act calls for the development of a broad-based socio-economic empowerment Charter that will set out the framework, targets and time-table for increasing the participation of HDSAs in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mineral resources. In Government Notice 1639/2004, the Charter was promulgated in the Government Gazette. It is accompanied by a Scorecard, which is designed to facilitate the application of the Charter in terms of the requirement for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally orientated and cover areas focused on improving conditions for HDSAs, whereas the remaining two are focused on HDSA ownership targets and beneficiation.

The five areas of operational focus in the Charter include human resource development, employment equity including HDSA participation in management and participation by women, HDSA participation in procurement, improved housing and living conditions for mine employees and community and rural development. South Deep is relatively advanced in meeting the operational Charter targets, as is discussed in the Sustainability Report from page 47.

At present, the financial implications of various pieces of the new legislation cannot be assessed. As such it is difficult to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. The South Deep Joint Venture will continue to monitor the progress of the MPRD Act and related instruments, and assess their impact on current operations and future planned development.

HDSA Ownership

The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over five years, as discussed previously. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and at fair market value. It also states that the South African mining industry will assist HDSA companies in securing finance to fund their participation.

Subsequent to the 2003 year end, the Inkwenkwezi Consortium, owned and controlled by HDSAs and led by Mafika Mkwanazi, acquired an effective 11.6% of the equity of Western Areas. The existing HDSA shareholding in JCI and Randgold & Exploration, together with the empowerment shareholding in Western Areas following from the acquisition, will result in the shareholding of Western Areas being in excess of the 15% HDSA shareholder obligation as prescribed in the Mining Charter.

As discussed in the CEO's review, a proposal to utilise the contiguous mineral rights on an accretive basis to increase the HDSA shareholding in Western Areas is being developed and, if successful, will achieve the 10-year 26% equity requirement of the Charter.



At Western Areas, we encourage leadership in developing sustainable mining practices. We recognise society's need for the gold we produce, but also the earth's limited capacity to assimilate our activities. In addition to generating wealth for our employees and shareholders, we also recognise our responsibility to add sustainable economic, social and environmental value to the communities within in which we operate.

We therefore operate in a way that respects and responds to the needs of present generations, and anticipates those of future generations. In the mining sector, this means that investments should be financially profitable, technically appropriate, environmentally sound and socially responsible.
Our goal is to integrate sustainability into every facet of our business.
Our policy is to:

- Provide for the effective involvement of communities in decisions that affect them, treat them as equals, and to take into account their needs, concerns and aspirations in making our decisions
- Establish credible monitoring and verification programmes to measure impacts, ensure compliance with legal requirements and our sustainability criteria
- Communicate monitoring results in an effective manner
- Provide training and resources to develop employees and build competencies related to environmental and social responsibilities
- Conduct or support research programmes to expand knowledge of the impact of mining activities on the environment and the community
- Work actively with government, industry and stakeholders to improve public policy, laws and regulations in support of sustainability

Western Areas also subscribes to the principles of the International Council on Mining and Metals, namely:

- Implement and maintain ethical business practices and sound systems of corporate governance
- Integrate sustainable development considerations within the corporate decision-making process
- Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities
- Implement risk management strategies based on valid data and sound science
- Seek continual improvement of our health and safety performance
- Seek continual improvement of our environmental performance
- Contribute to conservation of biodiversity and integrated approaches to land use planning
- Facilitate and encourage responsible product design, use, re-use, recycling and disposal of our products
- Contribute to the social, economic and institutional development of the communities in which we operate
- Implement effective and transparent engagement, communication and independently verified reporting arrangements with our stakeholders

Western Areas does not exercise exclusive management control over its main asset, a 50:50 interest with Placer Dome in South Deep. Western Areas representatives on the board do, however, strongly influence the sustainability performance of the mine.

Compliance with the sustainability requirements of the King II Code on Corporate Governance encompasses:

- **Stakeholder relations**

  The Company's stakeholders include employees, institutional and private investors, regulators, partners, suppliers and communities. The Company communicates with stakeholders when required. Communication is on the basis of promptness, relevance, transparency and substance over form, having due regard to statutory, regulatory and other directives prohibiting the dissemination of unpublished and price- sensitive information by the Company and its officers.

  Investor briefings, which include telephonic and web-based conference calls, are held occasionally when the Company's results are announced at quarterly intervals and when events require disclosure and discussion. The Company also has a website containing up-to-date information.

- **Ethical Practices**

  The Company operates according to a Code of Corporate Conduct that complies in all material respects with the King II Code of Corporate Governance, and requires all employees to comply with a Code of Conduct approved by the board.

- **Safety, Health and Environment**

  Western Areas representatives on the PDWA JV board insist on continual improvement of all aspects of operations that could have a significant impact on the health and safety of employees, contractor or the community in which the mine operates.



Classroom at 95 Level. An induction programme is followed by miners returning from leave.

  Similarly, Western Areas' representatives on the PDWA JV board require management to report on the impacts of the mine on the environment and the measures taken to avoid, mitigate or ameliorate these. Environmental management on the mine includes rehabilitation of land disturbed, safe storage and disposal of residual wastes and water management.

  Because the major portion of the mine is relatively new and management has been sensitive to environmental issues throughout the development phase, South Deep does not have the legacy liabilities common to many other South African mines. This is reflected in the fairly modest closure estimate of R38.8 million (present value, attributable to South Deep) set aside for rehabilitation when South Deep mining operations cease.



Western Areas sponsored a leg of the Business Trust's Long Run.

- **Social and Transformation issues**

  Western Areas representatives on the PDWA JV board have enthusiastically embraced the objectives and targets of the socio-economic Mining Charter developed in terms of the MPRD Act. These include human resource development, employment equity targets, mine community and rural development, housing and living conditions and equity ownership by HDSAs.

The Company, as opposed to South Deep, has a modest social responsibility budget, which is expended mainly on various charities. In 2004, Western Areas sponsored a leg of the Business Trust's Long Run that was intended to demonstrate the value of the business/government partnership.

SAFETY AND HEALTH

South Deep remains committed to the philosophy that, during the course of business, no activities are undertaken that may compromise the health and safety of its employees. The application of this philosophy is core to the everyday running of the operations. As an objective, South Deep is committed to achieving "triple zero" injuries, that is, zero fatalities, zero lost time injuries and zero medical aid injuries.

By re-engineering tasks, introducing mechanised mining and launching an intensive safety behaviour awareness training programme aimed at changing behaviour and attitude (called the SMART Behaviour Based Safety Programme), safety has improved dramatically. The Lost Time Injury Frequency Rate, the lead safety indicator, declined from 2.7 in 2002 to 0.85 in 2003 and to 0.66 in 2004. These rates compare favourably to rates in the mining industry in Canada and Australia.

STEADY DECLINE IN THE LOST TIME INJURY FREQUENCY RATE

Fall of ground continues to be the main cause of reportable accidents and, regrettably, fatalities at South Deep.

The trend in the Lost Time Injury Frequency Rate (per 200 000 person-hours worked) is shown in the table below:

Year	**2004**	2003	2002	2001
Lost time injury rate	**0.66**	0.85	2.7	4.6

The mine achieved 1 million fatality free shifts on two occasions during the year on 28 January 2004 and 27 October 2004.

Tragically, two people died in separate mine accidents at South Deep during the 2004 financial year. Despite the improved safety statistics, any loss of life is unacceptable to the Company. The Board and management of Western Areas and South Deep have extended their sincere condolences to the families, friends and co-workers of Nkwanyana Mphiki and Rafael Guipone Cuamba, who lost their lives.


FIGHT STIGMA &
PREJUDICE
HIV/AIDS DOES NOT
DISCRIMINATE
ONLY PEOPLE DO!


SOUTH DEEP
HIV/AIDS VISION:
TO IDENTIFY WAYS AND MEANS TO REDUCE AND EVENTUALLY ELIMINATE THE IMPACT OF HIV/AIDS ON OUR EMPLOYEES, THEIR FAMILIES, OUR BUSINESS AND OUR STAKEHOLDERS

The on-site HIV/AIDS awareness programme is supplemented with an extensive outreach programme in the local community.

HEALTH

HIV/AIDS

Actuarial predictions are that without effective programmes in place, the HIV/AIDS epidemic would cost the South African gold mining industry an estimated $10 per oz of gold. With effective intervention, this figure is expected to reduce to $3 per oz.

The HIV prevalence for South Deep is estimated at approximately 27%, which is in line with that of the South African gold mining industry. It is hoped that current prevention and care programs will cause the prevalence to peak at approximately this level.

South Deep does not conduct pre-employment testing. Discrimination, victimisation or harassment of infected employees is not accepted. Employees who become HIV positive will continue to be employed until they are unable to continue to work and are withdrawn for medical reasons. Further, the confidentiality of the HIV status of employees is strictly maintained.

South Deep has a comprehensive HIV/AIDS programme that ranges from education to treatment and involves all stakeholders, including the unions. The on-site programme is supplemented with an extensive outreach programme in the local community. Highlights of the mine site programming include:

- Training and education
- Awareness building
- Sexually transmitted disease treatment. The number of patients treated has declined from 611 in 2003 to 336 in 2004. The mine together with the West Rand Administrative Programme, our community HIV/AIDS project, distributed over 2.2 million condoms in 2004
- Peer education
- Voluntary counselling and testing
- Wellness programme
- Anti-retroviral treatment
- Medical repatriation

An anti-retroviral treatment programme commenced in November 2003 with free medication provided to volunteers who qualify for treatment. Treated patients show dramatic improvement with healthy weight gains and are generally able to resume work within days of treatment. In 2004, R1.3 million was spent on treatment. At year end 54 patients were on treatment.

A lead indicator of HIV infection is the sexually transmitted infection figures. The trends are encouraging with the average monthly incident rate per thousand employees declining from 10.4 in 2003 to 5.6 in 2004.

Building on the successful CARE programme to assist mineworkers who had been laid off to become economically employable in their home communities, a campaign was launched in 2004 to provide prevention programmes and palliative care for those employees who are unable to work, including infected employees.



To date, 85% of employees in high noise exposure occupations have been issued with custom-made hearing protection devices.

Medical facilities

Medical facilities are available for all employees. Health care personnel attend to general health matters and minor injuries. More serious cases are referred to appropriate medical facilities. A total of 8 327 medical examinations were undertaken during 2004. The annual incidence rates for silicosis and chronic obstructive airways disease amount to 43 cases. The average monthly incidence of cardio-respiratory-tuberculosis amounted to 2.9 per thousand employees compared to a rate of 3.1 per thousand employees for 2003. The high incidence is ascribed to the suppression of the immune system caused by HIV infection.

Noise

All South Deep mine employees are issued with hearing protection devices that are compliant with the South African Bureau of Standards. Audiometric tests are carried out on employees annually, and where necessary, employees are referred to an ear specialist for further screening. To date, 85% of employees in occupations identified as high noise exposure occupations have been issued with custom-made hearing protection devices as part of an ongoing hearing conservation programme. The objective is to have all employees exposed to excessive noise issued with custom-made hearing protection devices by the end of 2004.

HEALTH (continued)

In addition to the above procedures, South Deep has a comprehensive programme of reducing noise levels through the implementation of improved technology.

Dust

A Mandatory Code of Practice on Airborne Pollutants underground and on surface is in place. Pollutants are monitored in specific areas and job categories. Where dust levels are relatively high, remedial action is taken. Dust liberation is eliminated at the source through the application of water and other dust filtering systems. In addition to the above, personal protective equipment is also issued. The average dosage for the South Deep operation is 0.041 mg/m^3 against a threshold set by the Department of Mineral and Energy Affairs of 0.1 mg/m^3.

The effect of dust on employees is assessed through periodic medical examinations of underground workers including medical examination, chest X-ray and lung function tests, to determine the extent of the damage to lung function, if any. The relevant medical attention is provided where necessary.

Nuisance dust on surface has been monitored since 2001 and any anomalies are identified and addressed. The application of dust suppression compounds and the effectiveness thereof are being monitored.

Radiation

The ores of the Witwatersrand contain radioactive materials. The average exposure of underground workers at South Deep is 22 millisievert per annum from all exposure pathways. This compares to an upper permissible limit of 50 millisievert per annum.



Virgin rock temperature at 2 890m is 50°C. Presently 51MW of cooling on surface and 14MW of cooling underground helps achieve targeted wet bulb temperates to 29.3°C.

Heat

A Mandatory Code of Practice on Thermal Stress has been submitted to the Department of Minerals and Energy and all procedures and standards relating to thermal stress have been revised. This includes the procedures for heat tolerance screening and natural acclimatisation underground.

In spite of the depth of South Deep workings, overall heat levels are being reduced. Additional refrigeration from the new Twin Shafts, the effectiveness of the chilled service water system and the 80 Level refrigeration plant system contribute to providing environmental conditions that are conducive to safe production. The targeted wet bulb temperature is currently 28.5°C in the stopes. During the year under review, the average wet bulb temperature achieved in stopes was 29.3°C. With the commissioning of the new Twin Shafts and its associated ventilation and refrigeration infrastructure, the targeted wet bulb temperature is within reach.

Environmental impact

The right to a clean environment is entrenched in South Africa's constitution. South Deep regularly assesses environmental conditions through all stages from exploration through to mine closure, identifying issues of environmental concern and establishing objectives and strategies for their management.

The number of environmental incidents per industry classification is shown in the table below:

Category	Brief description	2004	2003	2002
3	Minor impact	**5**	4	9
4	Moderate impact (Reportable)	**0**	0	1
5	Major impact (Reportable)	**2**	1	0

Major impact is quantified as one where the quantity of the spill exceeds 100 litres.

The two significant incidents recorded in 2004 relate to mine tailing spills of $1.8m^3$ and $1.0m^3$, both due to faulty valves. The spills were cleaned up and the valves repaired. The incident recorded in 2003 relates to a contained spill in the Metallurgical plant.

Water and energy

South Deep is committed to water and energy management. The prudent and balanced use of these resources is integral to the mine's environmental consciousness. The efficiencies of use are shown below and show improvements on 2003 numbers.

Energy consumed	2004	2003
MWH per tonne of ore treated	**0.040**	0.048
MWH average per month	**7703 MWH**	8432 MWH

Water purchased		
Kilo litres per tonne of ore treated	**1.58**	1.86
Volume Rand Water Board water purchased average per month	**301 700 kl/m**	326 670 kl/m

Rehabilitation and mine closure

South African gold mining operations are required by law to contribute to a dedicated environmental trust fund to provide financing for final closure and rehabilitation costs. Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company's environmental management plans in compliance with current technological, environmental and regulatory requirements. During the operational life of the mine, operations must determine and provide for the cost of mine closure, post-closure rehabilitation and monitoring once mining operations cease. The amount required and provided for closure and the amount contributed to the Placer Dome Western Areas Environmental Trust Fund are tabled overleaf.

Rehabilitation and mine closure (continued)

	Amount required for closure (future value)	Amount required for closure (present value)	Amount in Trust Fund
South Deep	R99.6 million	R38.8 million	R22.9 million

As at 31 December 2004, the Trust Fund monies were invested in a balanced fund under the stewardship of Stanlib. A committee comprising representatives from the two joint venture partners governs the Trust Fund.

COMPLIANCE WITH THE MINING CHARTER

The Broad-based Socio-Economic Charter for the South African Mining Industry ("the Mining Charter") developed collaboratively between the mining industry and the South African Government was ratified in October 2002, following the development of legislation in the form of the MPRD Act.

In an effort to monitor the progress mining companies are making with regard to these socio-economic elements, a Mining Scorecard has been developed by the Department of Minerals and Energy ("the DME"). The elements contained in the scorecard include:

- Human Resource Development
- Employment equity
- Migrant labour
- Mine community and rural development
- Housing and living conditions
- Procurement
- Ownership and joint ventures
- Beneficiation
- Reporting

All mining companies are required to report progress on each of these elements. Below is a summary of progress of the PDWA JV at South Deep (and therefore Western Areas) as measured on the Scorecard at year-end.

Human Resource Development

1. Has the Company offered every employee the opportunity to be functionally literate and numerate by the year 2005? 
2. Have you implemented career paths for historically disadvantaged employees? ✓
3. Has the Company developed systems through which empowerment groups can be mentored? ✓

Ongoing training includes mining training (blasting certificates, initial and refresher training for all mining categories, assessments and health and safety representative training), engineering training (apprentice training, winding engine driver, winch erector and multi-skill training) and Adult Basic Education Training ("ABET") (levels 1 to 4). The ABET centre at South Deep provides an opportunity for all employees to be functionally literate. During the year under review, South Deep spent R20.8 million on human development, including R8.3 million spent on ABET training. As at March 2004 a total of 2 919 employees had completed ABET levels 1 to 4. ABET 4 provides a basic level of literacy.

The educational profile of the South Deep workforce on 1 April 2004 (the date of the Statutory return), is indicated below.

BAND	NQF LEVEL	OLD SYSTEM	AFRICAN		COLOURED		INDIAN		WHITE		TOTAL	
			M	F	M	F	M	F	M	F	M	F
General Education and Training (GET)	1	No schooling	27	1	0	0	0	0	0	0	27	1
		Pre ABET	0	0	0	0	0	0	0	0	0	0
		ABET 1	790	1	0	0	0	0	0	0	790	1
		Grade 4/Std 2	396	1	0	0	0	0	0	0	396	1
		Grade 5/Std 3/ABET 3	408	1	0	0	2	0	0	0	410	1
		Grade 6/Std 4	598	2	0	0	0	0	0	0	598	2
		Grade 7/ Std 5/ABET 3	675	3	0	0	0	0	0	0	675	3
		Grade 8/ Std 6/Form 1	412	1	0	1	1	0	4	0	417	2
		Grade 9/ Std 7/Form 2/ ABET 4	406	1	0	0	1	0	6	0	413	1
Further Education and Training (FET)	2	Grade 10/ Std8/Form 3/ N1	228	6	0	0	0	2	105	8	333	16
	3	Grade 11/Std 9/Form 4/N2	181	16	2	1	2	0	44	0	229	17
	4	Grade 12/Std 10/Form 5/N3	323	59	7	2	2	1	149	32	481	94
Higher Education and Training (HET)	5	Diploma, Certificate	107	8	5	1	0	0	215	9	327	18
	6	First degrees/ higher diplomas	10	1	1	0	1	0	19	5	31	6
	7	Honours/ Master's	6	1	3	0	0	0	9	2	18	3
Total			**4567**	**102**	**18**	**5**	**9**	**3**	**551**	**56**	**5145**	**166**

Employment Equity ("EE")



1. Has the Company published its EE plan and reported on its annual progress in meeting that plan?
2. Has the Company established a plan to achieve a target for HDSA participation in management of 40% within five years and is it implementing this plan?
3. Has the Company identified a talent pool and is it fast tracking it?
4. Has the Company established a plan to achieve the target for women participation in mining of 10% within five years and is it implementing the plan?

South Deep's goals for the implementation of its employment equity strategy include the elimination of all discriminatory practices, direct or indirect, and all forms of unfair sexual discrimination. South Deep is committed to removing any barriers that unfairly restrict employment and development opportunities, and to improving representation of HDSAs at all levels to meet its long-term objective of reflecting the demographics of South Africa. South Deep is committed to making clear development and advancement opportunities available to all employees. These goals are seen as business imperatives.

In compliance with Section 22 of the Employment Equity Act, the table below summarises the progress report as submitted to the Department of Labour, setting out the occupational categories at South Deep as at 1 April 2004. The numbers of employees at 31 December 2004 are also shown in the table. The reduction in staff follows the decision to reduce the workforce by approximately 700 staff through voluntary severance, retirement and lay offs.

	MALES				FEMALES				TOTAL 01 Apr 04		TOTAL 31 Dec 04
OCCUPATIONAL CATEGORY	**African**	**Coloured**	**Asian**	**White**	**African**	**Coloured**	**Asian**	**White**	**M**	**F**	**M and F**
Legislators, senior officials, managers and owners managers	1	1	1	14	0	0	0	0	17	0	6
Professionals	13	1	0	55	1	0	0	5	69	6	70
Technicians and associated professionals	55	0	0	109	0	0	0	6	164	6	148
Clerks	105	5	0	14	46	1	1	34	124	82	198
Services workers, shop and market sales workers	101	1	2	14	11	4	2	11	118	28	197
Agricultural and fishery workers	0	0	0	0	0	0	0	0	0	0	0
Craft and related trade workers	238	6	0	260	0	0	0	0	559	0	523
Plant and machine operators and assemblers	2204	1	0	33	1	0	0	0	2238	1	2093
Labourers and related workers	1812	1	5	35	40	0	0	0	1853	40	1433
Apprentices and Section 18 Learners	38	2	1	17	3	0	0	0	58	3	4668
Total	**4567**	**18**	**9**	**551**	**102**	**5**	**3**	**56**	**5200**	**166**	**9 336**

Employment Equity ("EE") (continued)

South Deep has initiated a process for the accelerated development of employees in line with the objectives of the Skills Development Act, Employment Equity Act and the Mining Charter. A strategy has been put in place to meet the target of 40% at management levels as set out in the Mining Charter. HDSA participation in management is shown below:

	2002	2003	**2004**
HDSA Senior Management %	20	20	**17**

South Deep has identified individuals in key management positions to be fast-tracked to ensure compliance with the Charter.

At year end, women represented some 3% of the workforce at South Deep. It is the intention of the mine to give preference to females whenever vacancies arise to reach the 10% representation by 2007. A risk assessment is also being undertaken to determine jobs that are suitable for women.

Migrant labour (labour from neighbouring countries)

1. Has the Company subscribed to Government and industry agreements to ensure non-discrimination against foreign migrant labour?



South Deep does not discriminate against migrant labour and it adheres to the relevant inter-governmental agreements that are in place.

Mine community and rural development

1. Has the Company co-operated in the formulation of Integrated Development Plans ("IDPs") and is the Company co-operating with Government in the implementation of these plans for communities where mining takes place and for major labour-sending areas?



2. Has there been an effort on the side of the Company to engage the local mine community and major labour-sending areas?



Mine community and rural development (continued)

South Deep Mine falls within the West Rand District Municipality. Through the Local Municipalities' IDPs, South Deep is in a position to prioritise and forge partnerships in addressing the socio-economic needs of the communities. The mine has the initiated various programmes that benefit community structures:

- Bekkersdal Urban Renewal Programme
- Schools feeding schemes
- Recycling project
- Health care project
- Environmental and public safety programmes

Two projects deserve special mention. To address the inadequate diet of many scholars attending local schools, a partnership was formed with the Department of Education and Econocom to provide supplementary feeding schemes for 3 500 children attending five schools, namely the Thusa-Setjaba High School (Poortjie), the Ipeleng Primary School (Bekkersdal), the Joseph Ditsele Primary School (Fochville), South Deep Pre-school and Western Areas Primary School are fed on a daily basis.

South Deep is a founder member of the Westonaria, Randfontein AIDS Project, a broad-based community project focused on sexually transmitted infections, HIV prevention and outreach (peer education).

During 2004, R1 million was spent on community projects surrounding the South Deep Mine.

Approximately two thirds of South Deep's workforce resides outside the Gauteng Province, principally from the Eastern Cape, Mozambique and Lesotho. A number of infrastructural projects have been undertaken in these labour-sending areas involving the building and upgrading of training centres and facilities.

In 2002, South Deep, in concert with the National Union of Mine Workers and the Employment Bureau of Africa, launched the CARE 1 project to help 2 500 mineworkers who had been laid off to become economically employable in their home communities. The CARE programme went beyond the norm set for redeployment by including training to employees or their proxies, offering counselling to employees in their home communities and facilitating and providing micro-credit facilities to support small business enterprises. The latter feature attracted the Canadian International Development Agency to become a partner in the CARE project. The programme is so highly regarded that it has won both the World Bank Development Innovation Award and the Nexen Award for

Success in Corporate Social and Ethical Responsibility. The success of CARE 1 led to the South Deep CARE 2 project that commenced during 2004 with the objective of providing skills training to families of employees who left the mine due to the escalating HIV/AIDS pandemic and other incapacities. To date, 87 families have been trained.

The purpose of this project is to implement a sustainable infrastructure to provide home-based-care and income-generation support to mitigate the social and economic/poverty impact that HIV/AIDS has on the families of medically incapacitated workers who are returning to their communities in Southern Africa. Most of these families are primarily female-headed families, at least 50% of which will achieve economic sustainability as a result. Burden of care and household expenditures for medical expenses will lessen for families of people living with AIDS, benefiting mostly women and children. During 2004, a total of R2.6 million was spent on CARE 2.

Housing and living conditions



1. For Company-provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units, and promoting home ownership options for mine employees?



2. For Company-provided nutrition, has the mine established measures for improving the nutrition of mine employees?

South Deep is committed to the Collective Agreement with NUM and UASA to move away from the single-sex hostel system and convert the hostels into family units, to sell the mine houses to employees at a very low cost and to enable all its employees to reside where and with whom they wish, near their place of work, by the year 2013.

The Enduleni hostel comprises three blocks of 35 rooms each. Block A and Block C have already been converted into family units. Block B has 34 rooms, which will be upgraded in the second quarter of 2005. Emoyeni hostel consists of 388 rooms presently occupied by 2 220 residents. With the introduction of an attractive "living out" allowance paid to employees who choose to live outside the hostels, the room density has declined from 9.76 in 2001 to 5.72 at the end of 2004. Conversion of the Emoyeni hostel into family units is planned for 2006.

During 2004, the PDWA JV Board approved the sale of 465 mine houses in Hillshaven to mine employees. As at 31 December 2004, 15 houses had been transferred to new owners and 221 deeds of sale had been signed. Realised proceeds from the sale of houses at year-end amounted to R9 million, which amount will be applied to converting the hostels into family units.

South Deep provides highly nutritious food to its hostel residents on a daily basis in line with industry best practices. The kitchen-dining hall has recently been upgraded into a restaurant-style environment.

Procurement

1. Has the Company given HDSAs preferred supplier status?



2. Has the Company identified current levels of procurement from HDSA companies in terms of capital goods, consumables and services?



3. Has the Company indicated a commitment to a progression of procurement from HDSA companies over a 3-5 year timeframe in terms of capital goods, consumables and services, and to what extent has the commitment been implemented?


Strategy being formulated

South Deep employs the Department of Trade and Industry framework in the evaluation of tenders. While South Deep has established a procurement process, which affords all Black Economic Empowerment companies the opportunity to tender for business, all contracts are awarded on sound commercial principles.

South Deep is a member of the South African Materials Preferential Procurement Forum ("SAMPPF"), which accredits the BEE credentials of suppliers. Using the SAMPPF metrics, the spending breakdown for 2004 is shown in the table below:

Distribution of spent value for the year ending 31 December 2004

Procurement spend on operations	**R368.3 million**
% operational spend accredited by SAMPPF	**48.7%**
BI: >5% to 25% BEE ownership.	**13.2%**
BE: >25% to 50% BEE ownership.	**8.3%**
BO: >50% BEE ownership.	**0.9%**
ES: BEE ownership 0% to 5%	**26.3%**

Ownership and joint ventures

1. Has the Company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within 5 years and 26% within 10 years?



In 2004 Inkwenkwenzi, a broad-based black empowerment consortium acquired 13.7 million shares in Western Areas. The effective holding of Inkwenkwenzi in Western Areas amounts to 11.6%. In addition, Inkwenkwenzi was granted a call option for an additional 5.3 million Western Areas shares. The indirect HDSA ownership in Western Areas, through JCI's 39.3% interest in Western Areas amounts to an additional 3.9%. Matodzi Resources Limited is a black empowerment company listed on the JSE Securities Exchange South Africa which owns 10% of JCI. The HDSA holding in Western Areas amounts to 15.5% meeting the 15% interim hurdle of the MPRD Act.

Beneficiation

1. Has the Company identified its current level of beneficiation?



2. Has the Company established its baseline level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?


Strategy being
formulated

The Company holds 2% of South African-based Rand Refinery Limited, one of just five refineries worldwide to have been accorded gold delivery referee status by the London Bullion Market Association. Western Areas is represented on the Rand Refinery Board and the Audit Committee and is supportive of the beneficiation and marketing strategy developed by the refinery .

Reporting

1. Has the Company reported on an annual basis its progress towards achieving its commitments in its annual report?



Mining Scorecard issues are reported on in this report. Further reports are provided to various statutory authorities.

For the year ended 31 December 2004

VALUE ADDED	%	**2004 Rm**	%	2003 Rm
Turnover		**573.6**		619.9
Cost of materials and services		**(264.1)**		(258.6)
Value added by operations	**46**	**309.5**	26	361.3
Exchange profits	**22**	**151.2**	25	341.1
Fair value adjustment – AC133	**33**	**221.0**	33	447.4
Dividend and other (expense)/income	**(1)**	**(5.2)**	16	214.2
	100	**676.5**	100	1 364.0
APPLIED AS FOLLOWS TO:				
Employees – salaries, wages and other benefits	**45**	**306.2**	19	263.1
Finance costs	**11**	**71.5**	6	76.1
Government – taxation	**2**	**15.4**	29	397.6
Hedging losses	**28**	**192.2**	3	37.5
Re-investment				
Amortisation and depreciation	**12**	**77.7**	6	81.0
Retained earnings for the year	**2**	**13.5**	37	508.7
	100	**676.5**	100	1 364.0

CORPORATE GOVERNANCE



INTRODUCTION

The board of directors recognises the need for effective systems of corporate governance and continues to focus on the establishment and implementation of generally accepted corporate governance systems and structures.

Although a great many of the Company's practices are already in line with the principles set out in the King II Report, ongoing action is being taken to further align practices with the Report's recommendations. During the year under review, the Company adopted, Board, Audit, Remuneration and Nomination Charters/Terms of Reference, as well as a Code of Conduct.



Brett Kebble

CODE OF CORPORATE PRACTICES AND CONDUCT

For the period under review, the Company believes that in all material respects, it complied with the majority of the Code of Corporate Practice and Conduct as set out in the King II Report. Although many of the recommendations have already been implemented, the board is continually seeking to improve in areas identified in the King II Report.

The board of directors is committed to the principles of openness, integrity and accountability and the provision of timeous, relevant and meaningful reporting to all stakeholders. The format and nature of the information provided is deemed to be most relevant to the respective stakeholders.

THE BOARD CONTINUALLY SEEKS TO IMPROVE IN AREAS IDENTIFIED IN THE KING II REPORT

ACCOUNTABILITY AND CONTROL

To enable the directors to meet their responsibilities, the board sets standards and requires management to implement systems of internal control aimed at reducing the risk of error, fraud or loss in a cost-effective manner.

These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties. The controls are monitored throughout the Company, and all employees are required to maintain the highest ethical standards in ensuring that the Company's business practices are conducted in a manner which is beyond reproach.

The Company's internal audit function, established by the board, independently appraises the Company's internal controls and reports its findings to the audit committee. In compliance with the recommendations of the King II Report, the audit committee comprises an independent non-executive director and non-executive directors. The Company's audit committee meets quarterly, and is chaired by an independent non-executive chairman, as recommended in King II. The audit approach entails a thorough comprehension of the Company's financial and accounting objectives, and analysis of the underlying systems and procedures. The audit plan is determined annually, based on the relative degrees of inherent risk of each function. The independence of the internal audit has been achieved by outsourcing the function to the Internal Audit Services of KPMG, who report directly without interference to the audit committee.

All important findings arising from audit procedures are brought to the attention of the audit committee and, if necessary, to the board.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comments by the external auditors on the results of their audit, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.



Mafika Mkwanazi

THE BOARD OF DIRECTORS

Currently, the Company has a unitary board structure comprising three independent non-executives, two executive directors and four non-executive directors. The non-executive directors are high-calibre individuals with a wide range of relevant expertise, and experience in the financial and commercial spheres and other skills that allow them to bring an independent judgment to board deliberation and decisions. All directors have the requisite knowledge, experience and ability required to properly carry out their duties in meeting the present and future requirements of the Company. All participate actively in the proceedings at meetings whether present personally or by teleconference facility.



While the board is responsible for monitoring activities of executive management, day-to-day control is exercised effectively through the executive directors. The independent non-executive directors and non-executive directors derive no benefits other than a fee which is fixed and agreed upon through the remuneration committee. No executive directors have service contracts.



Vaughan Bray

The appointment of new directors is recommended by the nomination committee and approved by the board as a whole. All new directors are subject to re-election by shareholders at the first annual general meeting following their appointment and current directors resign by rotation every three years. The names of directors submitted for re-election are accompanied in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

The board retains full and effective control over the Group, meeting at least four times a year with additional meetings being arranged when necessary, to review strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material matters reserved for its decision.

THE BOARD OF DIRECTORS (continued)

Details of attendance by directors at the board meetings held during 2004 are set out below:

Name	21 January	24 February	18 May	5 August	11 November
Mkwanazi M E	✓	✓	✓	✓	✓
Barnes M A	✓	✓	✓	✓	A
Bray V G	✓	✓	✓	✓	✓
Kebble R A R	✓	✓	✓	✓	A
Kebble R B	✓	✓	✓	✓	✓
Lamprecht J C	✓	✓	✓	✓	✓
McGregor A A	✓	✓	✓	✓	✓
Miller G T	✓	✓	✓	✓	✓
Nairn W A[1]	✓	A	✓	NAD	NAD
Rasethaba S M	✓	✓	A	✓	A
Uren V P[1]	✓	✓	✓	NAD	NAD


Roger Kebble

All the meetings were held in Johannesburg.

✓ In attendance

A Absent with apologies

NAD Not a director at the time of the meeting

[1] Resigned as directors on 9 June 2004

Chairman and Chief Executive Officer

The roles of the chief executive officer and the chairman are separated to facilitate the smooth and efficient functioning of the board.

The performance of the chairman is formally appraised by the board from time to time.



Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfil its decision-making process.

The chairmen of the committees, or their representatives, are required to attend the annual general meetings to answer any questions raised by shareholders.

The following information reflects the composition and activities of these committees:


Roger Dixon



Executive Committee

The executive committee, comprising executive directors, and senior managers, meets periodically during the year to monitor strategic objectives and policies through a structured approach to reporting on the basis of agreed performance criteria and for the detailed planning and implementation of such objectives. Members of the committee contribute a diverse range of professional skills across the broad spectrum of the Company's activities.

As at 31 December 2004, the following were members of the executive committee: Messrs RB Kebble, JC Lamprecht, GT Miller and non-executive directors attend by invitation.

Subsequent to year end, Mr G T Miller resigned with effect from 6 May 2005.

Audit Committee

The primary responsibility of the audit committee is to assist the board of Western Areas in carrying out its duties relating to reviewing the financial results, accounting policies, internal control, financial reporting practices and identification of exposure to significant risks.



Sandy McGregor

The committee comprises one independent non-executive chairman and the balance non-executive directors who meet on a quarterly basis, primarily to review quarterly results and any financial unaudited reports.

As at 31 December 2004, the audit committee members were as follows:
Messrs V G Bray (chairman), R A R Kebble (G W Poole alternate) and S M Rasethaba (M E Mkwanazi alternate).

Subsequent to year end, Mr G W Poole withdrew as an alternate member of the audit committee on 6 May 2005,

Details of attendance by the members of the audit committee held during 2004 are set out below:

Name	19 February	11 May	3 August	4 November
Bray, V G	✓	✓	✓	✓
Kebble, R A R	✓	✓	✓	✓
Rasethaba, S M	✓	A	✓	✓

✓ In attendance

A Absent with apologies



Chris Lamprecht

Hedging Committee

The hedging committee meets with Andisa Capital (Proprietary) Limited ("Andisa") on a regular basis to review market conditions and existing and future hedging strategies. Andisa does not perform an executive or decision-making role. Advice is also sought from other outside advisers on a regular basis. Major decisions are referred to the board for consideration and approval.

The hedging committee comprises two members, namely, Messrs R B Kebble and J C Lamprecht, with Andisa as advisors.

Remuneration Committee

The remuneration committee is responsible for making recommendations to the board to ensure that the Company's executives are appropriately rewarded for their contributions to the Company's performance. The remuneration committee is also responsible for considering remuneration levels and conditions of service in order to ensure that they are fair and accord with the Company's remuneration philosophy and to recommend to the board the level of fees to be paid to directors who serve on the board and board committees.

Remuneration Committee (continued)

As at 31 December 2004, the members of the remuneration committee were as follows: Messrs A A McGregor (chairman), V G Bray and S M Rasethaba.

The remuneration committee met on one occasion during the period under review.

Particulars relating to directors' emoluments and their interests in the issued share capital of the Company are set out in full in the Directors' Report on pages 76 and 77 respectively.

Nomination Committee

The nomination committee was appointed on 28 June 2004 and a "Terms of Reference" was approved and adopted. As at 31 December 2004, the members of the nomination committee were as follows: Messrs M E Mkwanazi (chairman), V G Bray, A A McGregor and M A Barnes.





Sello Rasethaba

Subsequent to the year end, Mr M A Barnes resigned as a member of the nomination committee on 3 February 2005.

Placer Dome Western Areas Joint Venture Board and Committees

The PDWA JV board, as at 31 December 2004, comprised the following members: Messrs P Tomsett (Chairman), E W J Bredenhann (CEO), S T Coetzer, R G King, R B Kebble (R A R Kebble alternate), J C Lamprecht and G T Miller.

The PDWA JV board and associated committees meet on a quarterly basis during the year. The chairman of the Joint Venture board is appointed by Placer Dome, and has a casting vote at board meetings. The following Western Areas directors are members of the following South Deep Joint Venture committees:

Name	Joint Venture Board	Technical Committee	Finance Committee
Kebble, R B	✓	–	–
Lamprecht, J C	✓	–	✓
Miller, G T	✓	✓	–

The Joint Venture remuneration committee was combined with the finance committee with effect from 12 February 2004.

ANNUAL FINANCIAL STATEMENTS

The directors are required by the Companies Act to prepare annual financial statements which fairly present the state of affairs of the Company and of the Group, and the results of their operations. The external auditors are responsible for independently examining, reviewing and reporting their findings on these financial statements.

The financial statements as set out in this report have been prepared by management in conformity with South African Statements of Generally Accepted Accounting Practice and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgment and estimates. The independent auditors' report is set out on page 73.

The directors are of the opinion that the annual financial statements fairly present the financial position of the Company and the Group at 31 December 2004, and the results of the operations and cash flow information for the year then ended.

COMPANY SECRETARY

The company secretary is required to provide the directors of the Company, collectively and individually, with detailed guidance as to their duties, responsibilities and powers. The company secretary is also required to ensure that the directors are aware of all laws, legislation, regulations and matters of ethics and good governance relevant to, or affecting the Company.

The company secretary is also responsible for compliance with all statutory requirements in regard to the administration of the Share Incentive Scheme. The company secretary is required to ensure that minutes of all shareholders' meetings, directors' meetings and meetings of the various committees of the board of directors are properly recorded in accordance with the Companies Act. These minutes are circulated to all members of the board.

All directors have access to the advice and services of the company secretary and, with the prior agreement of the non-executive chairman, are entitled to seek independent professional advice concerning the affairs of the Company at its expense.



Trish Beale

The company secretary is Mrs P B Beale.

PRICE SENSITIVE INFORMATION

In accordance with the JSE Securities Exchange South Africa guidelines on price-sensitive information, the Company has a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. The Company follows a 'closed-period' principle, during which period employees, consultants, executive, independent non-executive directors and non-executive directors are prohibited from dealing in the Company's shares.

COMMUNICATIONS

The Company communicates with institutional and private investors when required. Communication is on the basis of promptness, relevance, transparency and substance over form, having due regard to statutory, regulatory and other directives prohibiting the dissemination of unpublished and price-sensitive information by the Company and its officers.

Investor briefings, which include telephonic and web-based conference calls, are held occasionally when the Company's results are announced at quarterly intervals and when events require disclosure and discussion. The Company also has a website containing up-to-date information. The Company's website address is www.westernareas.co.za

SPONSOR

Sasfin Corporate Finance, a division of Sasfin Bank Limited, acts as sponsor to the Company in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

CODE OF CONDUCT

During the year under review, the Company approved and adopted a Code of Conduct to enable the Company's business practices to be guided by core values and ethical considerations and compliance with legislation. It requires all directors and employees to act with the utmost good faith, integrity and in the best interests of the Company in all transactions and with all stakeholders with whom they interact.

MARKET LISTINGS AND SHARE PRICES

The principal market for Western Areas' is the JSE Securities Exchange South Africa ("JSE"). As a constituent of the All Share Index, Western Areas' shares trade through the STRATE system.

Western Areas has a Level-1 American Depository Receipt ("ADR") programme with the Bank of New York, as the depository bank for the Company, which trades under the ticker symbol "WARUY".

Closing JSE share prices are published in most national and regional South African newspapers and are available during the day on the Western Areas website as well as others. Share prices are also available on I-Net Bridge, Reuters and Bloomberg.

SUPPLEMENTARY INFORMATION

Computershare Investor Services 2004 (Pty) Limited ("Computershare") is the Company's transfer secretary. All enquiries and correspondence concerning shareholdings should be directed to the transfer secretaries. Computershare's contact details are listed on the inside back cover of the Corporate Directory section of this report. Shareholders must notify Computershare promptly in writing of any change in address.

EFFECTS AND IMPLICATIONS OF THE ANNUAL GENERAL MEETING

The notice of the annual general meeting as set out on page 120 will have the following effects and implications:

Item

1) To approve the audited annual financial statements for the year ended 31 December 2004
2) To re-elect Messrs V G Bray, J R Dixon, R A R Kebble, F Lips and S M Rasethaba as directors of the Company.
3) To re-appoint KPMG Inc. as auditors until conclusion of the next annual general meeting

Special business

4) To place the unissued ordinary shares under the control of the directors.
5) To grant the directors authority to issue shares for cash.
6) To amend the Company's Articles of Association.
7) To increase the authorised share capital of the Company
8) To extend by a further year the general authority of the directors to repurchase the Company's ordinary shares, subject to the provisions of the JSE's Listings Requirements.



WESTERN AREAS LIMITED

ANNUAL FINANCIAL STATEMENTS

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements, which appear on page 74 to 108, are prepared in accordance with statements of South African Generally Accepted Accounting Practice, and incorporate full disclosure in line with the accounting philosophy of the Group. They are based on appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates.

The audit committee meets periodically with the Company's external and internal auditors and executive management to discuss accounting, auditing, internal control and financial reporting matters. The external auditors have unrestricted access to the audit committee.

These financial statements have been approved by the board of directors on 26 May 2005 and are signed on its behalf by:

M E Mkwanazi
Non-Executive Chairman

R B Kebble
Chief Executive Officer

DECLARATION BY THE COMPANY SECRETARY

WESTERN AREAS LIMITED ANNUAL REPORT 2004

I declare that, to the best of my knowledge, in terms of section 268(G)(D) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), the Company has lodged with the Companies and Intellectual Property Registration Office all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date in respect of the financial year reported upon.

P B Beale
Company Secretary
Johannesburg
26 May 2005

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF WESTERN AREAS LIMITED

We have audited the annual financial statements and Group annual financial statements of Western Areas Limited as set out on pages 74 to 108 for the year ended 31 December 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and of the Group at 31 December 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Without qualifying our opinion, we draw attention to the Going Concern paragraph in the Directors' Report which indicates that the Company's current liabilities exceed its current assets by R394 million. The Directors' Report also indicates how the Company's forecast cash outflows are expected to be met and further indicates that should the Company not be successful in raising the funding to meet its forecast cash outflows, a material uncertainty exists which may cast significant doubt about the Company's ability to meet its obligations in the normal course of business and to continue as a going concern without undertaking further borrowings and/or the partial disposal of a portion of its assets.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
26 May 2005

The directors have pleasure in submitting their report, and the annual financial statements for the year ended 31 December 2004.

BUSINESS ACTIVITIES

Western Areas is focused on investment in the African gold mining industry. The Company's principal asset is its 50% interest in the Placer Dome Western Areas Joint Venture, which was formed in 1999 as a result of the sale of 50% of South Deep to Placer Dome.

The South Deep Twin Shaft Complex has been under development since 1995 at a cost of more than R4 billion. It was commissioned in November 2004 and consists of a single drop ventilation shaft to 2 760 metre depth and a single drop main shaft to 2 993 metre depth.

The South Deep Twin Shafts provides direct access of men and materials to levels previously serviced through sub-vertical shafts thereby obviating costly double handling arrangements.

FINANCIAL RESULTS

The Group achieved a profit after tax of R13.5 million for the year (2003: profit of R460.7 million). Headline earnings amounted to 10.8 cents per share for the year compared to 332.3 cents for 2003.

MINING ASSETS

There were no changes in the nature of mining assets, or in the policy regarding their use during the year.

SHARE INCENTIVE TRUST

The Western Areas Share Incentive Scheme ("the Scheme") was approved by shareholders and implemented on 6 January 1999, by way of the establishment of the Western Areas Share Incentive Trust ("the Trust").

The purpose of the Scheme has been to provide an incentive to executive directors, executive officers and senior employees of the Company, to align them with the objectives of the Company, its continued growth, optimisation of value and also to promote the retention of such employees.

Employees participate in the Scheme to the extent that share options are offered to, and accepted by them. The only current participant to the Trust is Mr R B Kebble.

The Trust owes Western Areas an amount of R3.1 million (2003: R8.9 million) (refer to note 15 of the Annual Financial Statements), which it borrowed in terms of its powers to acquire shares in the Company and which it holds on behalf of the Scheme participants. The loan is secured by the shares, which the Trust holds. It is intended that the scheme will be discontinued.

POST BALANCE SHEET EVENTS

There were no post balance sheet events during the year under review.

SHARE CAPITAL

The Company's authorised share capital of 119 000 000 ordinary shares of R1 (one Rand) each remained unchanged during the year.

In terms of the renounceable rights offer which was concluded on 27 July 2004, the Company's issued ordinary shares of 105 376 337 increased by 13 172 042 amounting to 118 548 379 shares in issue of R1 (one Rand) each during the year.

The Company's authorised variable rate preference shares of 100 000 000 of 0.01 cent each remained unchanged during the year.

At the general meeting held on 2 March 2004, shareholders approved an ordinary resolution placing the number of unissued ordinary shares, exclusive of the number of shares reserved for purposes of the share incentive scheme as at that date, under the control of the directors until the next annual general meeting.

The Company has not exercised the general approval to buy-back shares from its issued ordinary share capital granted at the annual general meeting held on 10 August 2004. At the next annual general meeting, shareholders will be asked to renew the general authority for the acquisition by the Company of its own shares.

Results of the rights offer
The results of the renounceable rights offer are summarised as follows:

13 172 042 new ordinary shares of R1 (one Rand) each ("rights shares") by Western Areas to its shareholders at a subscription price of 3 050 cents per rights share to raise R401.7 million, was concluded on 27 July 2004.

Western Areas shareholders subscribed for 8 417 416 rights shares, equivalent to 63.9% of the total number of rights shares offered as follows:

JCI Limited ("JCI") – 4 689 247 rights shares, Allan Gray clients – 3 174 278 rights shares and Randgold & Exploration Company Limited – 505 313 rights shares. The balance of Western Areas shareholders subscribed for 48 578 rights shares which included rights entitlements ("excess applications"). The rights shares and excess applications were allotted in full and the balance of 4 754 626 rights shares were taken up by JCI in its capacity as underwriter to the rights offer. Following the rights offer, JCI holds 39.3% of Western Areas' issued ordinary share capital.

INVESTMENT IN SUBSIDIARIES
The Company has the following subsidiaries: Ware Limited, JCI (Tanzania) Limited, JCI (Ethiopia) Limited, JCI Madagascar Sarl, Garrick Investment Holdings Limited (Isle of Man), Spanne Limited, which are not significant since no trading occurred, and therefore they have not been consolidated into the Group annual financial statements.

INVESTMENT IN ASSOCIATES
A mineral rights exchange agreement was concluded with AngloGold Ashanti Ltd ("AngloGold") and JCI Group companies, which included Western Areas. Western Areas acquired a 36% interest in Goldridge Gold Mining Company (Pty) Ltd ("Goldridge") for a total consideration of R22.8 million. The consideration was settled as follows:

- Cash – R12 million
- Mineral rights at a net book value of R10.8 million.

Certain of the mineral rights involved in the exchange are to be converted to new order prospecting rights before being transferred to AngloGold.

The directors are of the opinion that the investment value is at fair value as the transaction was concluded at arms length. No additional value is placed on the value over and above the investment at group level as the successful conversion of its mineral rights to new order rights is still unknown.

DIVIDEND POLICY
No formal dividend policy is in place. The board of directors will base decisions to declare dividends on prevailing economic conditions and forecasts from South Deep, once surplus cash is generated from the operation.

ADR PROGRAMME
The Company announced on Friday, 4 February 2005 that its Level-1 American Depositary Receipt ("ADR") programme would be traded in the US Over-the-Counter ("OTC") market from Monday, 7 February 2005.

The Bank of New York has been appointed as the depositary bank for the Company's Level-1 ADR programme, which trades under the ticker symbol "WARUY".

One ADR represents one existing ordinary Western Areas share, and the sponsored Level-1 ADR programme will give Western Areas the benefit of a publicly traded security in the US without having to change the Company's reporting requirements.

ADR PROGRAMME (continued)

According to the Securities Exchange Commission ("SEC"), the shares of most foreign companies that trade in the US markets are traded as ADRs issued by US depositary banks. If you own an ADR you have the right to obtain the foreign stock it represents, but US investors find it more convenient to own the ADR. The price of an ADR corresponds to the price of the company share in its home market, adjusted for the relevant exchange rate.

Owning Western Areas ADRs has some advantages:

- When an investor buys and sells ADRs they are trading in the US market
- The trade will clear and settle in US dollars
- The depositary bank will convert any dividends or other cash payments into US dollars before sending them to the investor
- The depositary bank may arrange to vote the investor's shares for them as they instruct

DIRECTORS' EMOLUMENTS

The table below provides an analysis of emoluments paid to executive and non-executive directors of Western Areas for the year ended 31 December 2004:

Name	Salary and benefits R	Directors' fees R	Total 2004	Total 2003
Executive				
Kebble, R B[3]	300 000	40 000	**340 000**	741 700
Lamprecht, J C[3]	1 675 000	–	**1 675 000**	1 485 000
Miller, G T[2][3]	–	–	**–**	–
Non-executive				
Barnes, M A[1]	–	80 000	**80 000**	50 000
Bray, V G	–	125 000	**125 000**	82 500
Kebble, R A R	–	90 000	**90 000**	53 750
McGregor, A A[1]	–	105 000	**105 000**	50 000
Mkwanazi, M E	–	125 000	**125 000**	31 250
Nairn, W A[1]	–	50 000	**50 000**	25 000
Rasethaba, S M	–	75 000	**75 000**	65 000
Uren, V P[1]	–	50 000	**50 000**	50 000
Barber, D D	–	–	**–**	25 000
Poole, G W	–	10 000	**10 000**	47 500
Brownrigg, J F	–	–	**–**	200 000
Total	**1 975 000**	**750 000**	**2 725 000**	2 906 700

Notes:

[1] These directors' fees are not received by the directors in their beneficial capacity, but are paid to various companies they represent in their stead.

[2] Director employed by JCI.

[3] None of the executive directors have service contracts.

No consultancy fees, bonuses and special payments or pension scheme benefits were paid to executive and non-executive directors of Western Areas during 2004.

RESIGNATIONS

Messrs. W A Nairn and V P Uren resigned as directors on 9 June 2004. Their alternates, J Thomas and D D Barber withdrew on the same date. Subsequent to the Company's year end, Mr M A Barnes resigned as a director on 3 February 2005, and Mr G T Miller resigned as a director on 6 May 2005. Mr G T Miller's alternate, Mr G W Poole withdrew on the same date.

APPOINTMENT

Subsequent to year end, Mr J R Dixon was appointed as a non-executive director on 10 March 2005, and Mr F Lips was appointed an independent non-executive director on 26 May 2005.

DIRECTORATE

The directorate in office as at 26 May 2005 were as follows:

Name	Designation
Mkwanazi, M E	Non-Executive Chairman
Kebble, R B	Chief Executive Officer
Lamprecht, J C	Financial Director
Bray, V G	Independent Non-Executive Director
Dixon, J R	Non-Executive Director
Kebble, R A R	Non-Executive Director
Lips. F	Independent Non-Executive Director
McGregor, A A	Independent Non-Executive Director
Rasethaba, S M	Non-Executive Director

The retiring directors are: Messrs V G Bray, J R Dixon, R A R Kebble, F Lips and S M Rasethaba, who are eligible and available for re-election.

DIRECTORS' INTERESTS

The total interests of directors and alternate directors in the issued share capital of Western Areas as at 31 December 2004 were as follows:

Director	Beneficial indirect		Non-beneficial indirect		Shares acquired under the share option scheme		**Total**	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Barnes, M A	**–**	–	**–**	–	**–**	–	**–**	–
Bray, V G	**–**	–	**100**	100	**–**	–	**100**	100
Kebble, R A R	**113 472**	–	**–**	113 472	**–**	–	**113 472**	113 472
Kebble, R B	**2 192 605**	–	**10 100**	2 140 559	**500 640**	500 640	**2 703 345**	2 641 199
Lamprecht, J C	**–**	–	**–**	–	**–**	–	**–**	–
McGregor, A A	**–**	–	**–**	–	**–**	–	**–**	–
Miller, G T	**–**	–	**–**	–	**–**	–	**–**	–
Mkwanazi, M E	**–**	–	**–**	–	**–**	–	**–**	–
Poole, G W	**–**	–	**100**	100	**–**	–	**100**	100
Rasethaba, S M	**–**	–	**–**	–	**–**	–	**–**	–
Total	**2 306 077**	–	**10 300**	2 254 231	**500 640**	500 640	**2 817 017**	2 754 871

- There were no contracts of any significance, during or at the end of the financial year, in which any director or alternate director had a material interest.
- No shares were held by any of the directors in a beneficial direct capacity for the year under review or for the comparative year.

GOING CONCERN

The Company is engaged in a joint venture project for the development of the South Deep mine.

In 2004, the Company undertook a R400 million rights issue, of which R278 million was used to fund the attributable capital expenditure at South Deep and the balance, including the bridging loan from JCI Limited ("JCI") of R95 million, to meet the derivative obligations for the year. At the time the Company indicated that the rights issue of R400 million was an interim funding measure until such time as a new mine plan had been prepared for South Deep, following the completion of which a further fund raising exercise would be undertaken, in conjunction with a restructuring of the derivative structure. During 2004, following the delay in the commissioning of the Twin Shaft Complex, and build-up in production at South Deep, the Company embarked on discussions with Placer Dome as to the circumstances that gave rise to the delay. The Company furthermore indicated that it would investigate its rights under the Joint Venture Agreement relative to the delay and expenditure overruns.

Current liabilities consist primarily of obligations relating to the derivative funding structure and a bridging loan from JCI. The derivative structure was put in place in 2001 to fund the then estimated residual capital expenditure relating to the completion of the South Deep project, based on the mine plan at the time. Cash outflows arising from the derivative structure and capital expenditure over the last few years have resulted in an excessive cash outflow, primarily as a result of the delays and overruns that occurred at South Deep. As a consequence of the discussions with Placer Dome, the management team at South Deep was replaced, to arrest any further delay in the South Deep project, and if possible to address some of the past delays. The performance of South Deep has showed a marked improvement following the management changes, and the preparation of a new mine plan is nearing finality.

As at 31 December 2004, the Company's total assets exceeded its total liabilities by R1514 million, an increase of R370 million. However the Company's current liabilities exceed current assets by R394 million at year end, an increase of R102 million from the end of 2003.

Under the new South Deep management team, gold mining operations generated positive cash flows during 2004 and with the commissioning of the new infrastructure at South Deep in November 2004 the positive operating cash flows from mining operations are expected to continue. It is anticipated that the cash outflows associated with the derivative structure and the capital expenditure required to ramp up production at South Deep to full capacity will place a burden on the cash resources of the Company for the next few years, and in order to alleviate these, the Company has undertaken the following initiatives:

- Western Areas and JCI have agreed to increase the funding available in terms of the bridging loan, arranged in 2004, to R300 million, representing an additional facility of a R100 million, which will ensure sufficient funding until the conclusion of the proposed rights offer in the second half of 2005.

- The proceeds from the issue of ordinary shares in terms of the proposed rights offer, which has been announced, is expected to raise the further funding required for the capital expenditure at South Deep to increase production to full capacity and to meet the derivative commitments over the next few years. Based on the market price of a Western Areas share on the JSE at the date of this report, it is anticipated that approximately R730 million will be raised by the rights offer of which R300 million will be utilised to repay the draw down against the JCI bridging loan. JCI, in order to ensure the success of the rights offer, is considering making an excess application relative to its entitlement in terms of the rights offer. JCI plans to fund the excess applications from the proceeds of its proposed disposal of its investment in the Letseng diamond mine.

- JCI has also undertaken to provide an additional facility to the Company, on the basis that the Company will undertake a specific issue of shares for cash, to repay the funds borrowed in the event that the rights offer is not concluded timeously.

- The Company has commenced discussions to restructure the derivative structure to match the forecast production of South Deep, given the delay in the commissioning of the Twin Shaft Complex. This production forecast will be based on the 25 year mine plan currently being prepared by the South Deep management team, which is expected to be approved by the joint venture partners in July 2005. The restructuring of the derivative structure will have a significant positive impact on the future cash flows of the Group and Company.

Should the Company not be successful in its initiatives to meet the forecast cash outflows, there is significant doubt that the Company will be able to meet its obligations in the normal course of business, and therefore a material uncertainty exists that the Company will continue as a going concern without undertaking further borrowings and/or the partial disposal of a portion of its assets.

The directors are confident that the rights offer and the restructuring of the derivative structure will be satisfactorily concluded, the Company will meet its obligations as they fall due and that the Company will be a going concern in the year ahead. Accordingly, the directors continue to adopt the going concern basis in the preparation of the financial statements.

US$ TRANSLATION

To facilitate international investors' understanding of our financial results, a translation of convenience in US$ is provided for in the Group income statements, balance sheets and cash flow statements on pages 113 to 115.

MATERIAL RESOLUTIONS

Details of special resolutions and other resolutions of a significant nature passed by the Company during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE Securities Exchange South Africa, were as follows:

Nature of resolution	**Effective date**
Special resolution passed at the annual general meeting held on 10 August 2004	10 August 2004

- Repurchase by the Company of its shares

Ordinary resolutions passed at the annual general meeting held on 10 August 2004	10 August 2004

- Adoption of the audited annual financial statements for the year ended 31 December 2003
- The re-election of Messrs R B Kebble, M E Mkwanazi and G T Miller as directors
- The re-appointment of KPMG Inc. as auditors to the Company until conclusion of the next annual general meeting
- Granting the directors of the Company authority to do all such things necessary to give effect to the resolutions considered at the meeting

Ordinary resolution of a significant nature passed at the general meeting held on 2 March 2004	2 March 2004

- Placing the unissued ordinary shares under the control of the directors as a general authority.

ANNUAL GENERAL MEETING

Notice of the 45th annual general meeting of shareholders, which is to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg on Wednesday, 27 July 2005 at 10h00, is contained on pages 120 to 124 of the annual report. Additional copies of the notice of meeting may be obtained from the Company's registered office, the London Secretaries, and the transfer secretaries or may be accessed from the Company's website.

SECRETARY

The company secretary at the date of this report is Mrs P B Beale.

Business address	**Postal address**
28 Harrison Street	PO Box 61719
Johannesburg	Marshalltown
2001	2107

INCOME STATEMENT

For the year ended 31 December 2004

GROUP				COMPANY	
2003 Rm	**2004 Rm**		Notes	**2004 Rm**	2003 Rm
582.4	**381.4**	Gold revenue	1	**381.4**	582.4
(579.9)	**(627.5)**	Costs and other expenses	2	**(627.5)**	(579.9)
2.5	**(246.1)**	**Operating (loss)/profit from gold**		**(246.1)**	2.5
18.9	**(12.1)**	Net interest (paid)/received	3	**(12.1)**	2.4
157.8	**5.2**	Other income	4	**5.2**	210.7
(25.6)	**(20.5)**	Administration and other expenditure		**(20.5)**	(22.8)
153.6	**(273.5)**	**Operating (loss)/profit before derivative transactions**		**(273.5)**	192.8
(75.0)	**(69.8)**	Present value adjustment for option premium payable	5	**(69.8)**	(75.0)
447.4	**221.0**	Fair value adjustment	6	**221.0**	447.4
340.8	**151.2**	Exchange gains	7	**151.2**	341.1
866.8	**28.9**	**Profit before taxation**	8	**28.9**	906.3
(402.0)	**(15.4)**	Taxation	10	**(15.4)**	(397.6)
(4.4)	**-**	Normal		**-**	-
(397.6)	**(15.4)**	Deferred		**(15.4)**	(397.6)
(4.1)	**-**	Minority interest in profit		**-**	-
460.7	**13.5**	**Profit for the year**		**13.5**	508.7
440.6	**12.2**	Basic earnings per share (cents)	11.1		
332.3	**10.8**	Headline earnings per share (cents)	11.2		
439.3	**12.2**	Diluted earnings per share (cents)	11.3		
331.3	**10.8**	Diluted headline earnings per share (cents)	11.4		
105.4	**118.5**	Number of shares in issue (millions)	20.1		

As at 31 December 2004

GROUP				COMPANY	
2003 Rm	**2004 Rm**		Notes	**2004 Rm**	2003 Rm
		ASSETS			
		Non-current assets			
3 223.9	**3 411.8**	Mining assets	12	**3 411.8**	3 223.9
–	**22.8**	Investment in associate company	13	**22.8**	-
45.5	**15.4**	Other investments	14	**4.0**	37.1
–	**1.0**	Other long-term assets	15	**15.5**	17.3
429.3	**446.0**	Deferred taxation	16	**446.0**	429.3
716.7	**630.1**	Derivative asset – long-term portion	17.1	**630.1**	716.7
4 415.4	**4 527.1**			**4 530.2**	4 424.3
		Current assets			
32.0	**24.7**	Inventories	18	**24.7**	32.0
29.3	**23.3**	Trade and other receivables		**23.3**	29.3
75.4	**72.5**	Derivative asset – short-term portion	17.1	**72.5**	75.4
5.5	**5.5**	Taxation receivable		**5.5**	5.5
21.9	**13.2**	Cash and cash equivalents	19	**13.2**	21.9
164.1	**139.2**			**139.2**	164.1
4 579.5	**4 666.3**	**Total assets**		**4 669.4**	4 588.4
		EQUITY AND LIABILITIES			
		Capital reserves			
1 135.6	**1 511.0**	Shareholders' equity per statement		**1 514.1**	1 144.5
		Non-current liabilities			
4.3	**3.5**	Provision for post-retirement medical benefits	21.1	**3.5**	4.3
18.1	**19.4**	Provision for environmental rehabilitation	22	**19.4**	18.1
988.1	**796.4**	Option premium payable – long-term portion	23	**796.4**	988.1
1 977.1	**1 802.4**	Derivative liability – long-term portion	17.2	**1 802.4**	1 977.1
2 987.6	**2 621.7**			**2 621.7**	2 987.6
		Current liabilities			
–	**95.2**	Loan from JCI Limited ("JCI")	24	**95.2**	–
96.6	**109.3**	Option premium payable – short-term portion	23	**109.3**	96.6
240.5	**214.3**	Derivative liability – short-term portion	17.2	**214.3**	240.5
119.2	**114.8**	Trade payables		**114.8**	119.2
456.3	**533.6**			**533.6**	456.3
4 579.5	**4 666.3**	**Total equity and liabilities**		**4 669.4**	4 588.4

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended 31 December 2004

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
105.4	**118.5**	**Share capital**	**118.5**	105.4
105.4	**105.4**	Balance at beginning of year	**105.4**	105.4
-	**13.1**	Ordinary shares issued	**13.1**	-
1 863.5	**2 245.5**	**Share premium**	**2 245.5**	1 863.5
1 863.5	**1 863.5**	Balance at beginning of year	**1 863.5**	1 863.5
-	**388.6**	Ordinary shares issued	**388.6**	-
-	**(6.6)**	Share issue costs	**(6.6)**	-
(1 330.6)	**(1 367.9)**	**Cash flow hedge reserve**	**(1 367.9)**	(1 330.6)
-	**(1 330.6)**	Balance at beginning of year	**(1 330.6)**	-
		*Change in accounting policy – Note**		
(788.4)	**-**	Fair value adjustment on unrealised options	**-**	(788.4)
(1 460.0)	**-**	– fair value movement	**-**	(1 460.0)
671.6	**-**	– tax effect	**-**	671.6
(788.4)	**-**	Restated opening balance	**-**	(788.4)
(550.4)	**(142.7)**	Fair value adjustment on unrealised options	**(142.7)**	(550.4)
(1 019.2)	**(264.2)**	– fair value movement	**(264.2)**	(1 019.2)
468.8	**121.5**	– tax effect	**121.5**	468.8
8.2	**105.4**	Realisation of matured options	**105.4**	8.2
15.2	**192.2**	– matured options realisation and payment	**192.2**	15.2
-	**3.0**	– matured options gold price re-classification	**3.0**	-
(7.0)	**(89.8)**	– tax effect	**(89.8)**	(7.0)
1.7	**-**	**Available-for-sale reserve**	**-**	1.7
-	**1.7**	Balance at beginning of year	**1.7**	-
38.7	**-**	Fair value adjustment	**-**	38.7
47.8	**-**	– fair value movement	**-**	47.8
(9.1)	**-**	– tax effect	**-**	(9.1)
(37.0)	**(1.7)**	Realisation of fair value on disposal of investments	**(1.7)**	(37.0)
(45.7)	**(2.1)**	– disposal of investment	**(2.1)**	(45.7)
8.7	**0.4**	– tax effect	**0.4**	8.7
504.5	**518.0**	**Retained earnings**	**518.0**	504.5
(217.2)	**504.5**	Balance at beginning of year	**504.5**	(265.2)
352.4	**-**	*Change in accounting policy – Note**	**-**	352.4
261.0	**-**	Net effect of Derivative Asset and Liability	**-**	261.0
390.6	**-**	– Derivative Asset and Liability	**-**	390.6
(129.6)	**-**	– tax effect	**-**	(129.6)
91.4	**-**	Fair value adjustment	**-**	91.4
112.9	**-**	– fair value movement	**-**	112.9
(21.5)	**-**	– tax effect	**-**	(21.5)
(135.2)	**-**	Restated opening balance	**-**	87.2
(91.4)	**-**	Realisation of fair value on disposal of investments	**-**	(91.4)
(112.9)	**-**	– disposal of investment	**-**	(112.9)
21.5	**-**	– tax effect	**-**	21.5
460.7	**13.5**	Attributable profit for the year	**13.5**	508.7
(8.9)	**(3.1)**	**Treasury shares**	**-**	-
(18.8)	**(8.9)**	Balance at beginning of year	**-**	-
9.9	**5.8**	Disposals	**-**	-
1 135.6	**1 511.0**	**Total capital and reserves**	**1 514.1**	1 144.5

Note: The change in accounting policy arose from the adoption of AC 133 – "Financial Instruments: Recognition and Measurement".

CASH FLOW STATEMENT

For the year ended 31 December 2004

GROUP				COMPANY	
2003 Rm	**2004 Rm**		Notes	**2004 Rm**	2003 Rm
		Cash flow (utilised by)/from operating activities			
111.7	**13.0**	Cash flow from operations	25.1	**13.0**	100.4
3.5	**(10.0)**	Interest (paid)/received	25.2	**(10.0)**	3.5
6.3	**0.1**	Dividends received		**0.1**	6.3
(1.7)	**-**	Taxation paid	25.3	**-**	-
(76.7)	**(150.1)**	Net cost of realisation of options	1	**(150.1)**	(76.7)
43.1	**(147.0)**			**(147.0)**	33.5
		Cash flow utilised in investing activities			
(419.7)	**(277.9)**	Additions to mining assets		**(277.9)**	(417.4)
1.1	**1.8**	Proceeds on disposal of mining assets		**1.8**	1.1
369.1	**30.6**	Proceeds on disposal of listed investments	25.4	**30.6**	358.5
-	**(12.0)**	Acquisition of shares in associated company	13	**(12.0)**	-
(3.2)	**(3.0)**	Increase in securities held for trading		**-**	-
-	**(1.0)**	Net decrease in other long-term assets		**1.8**	6.7
(16.9)	**-**	Advance to JCI Gold Limited		**-**	-
(69.6)	**(261.5)**			**(255.7)**	(51.1)
		Cash flow from/(utilised in) finance activities			
-	**94.8**	Loan from JCI		**94.8**	-
-	**401.7**	Rights Offer – proceeds		**401.7**	-
-	**(6.6)**	– costs		**(6.6)**	-
9.9	**5.8**	Proceeds on sale of treasury shares		**-**	-
(37.5)	**(95.9)**	Option premiums paid	23	**(95.9)**	(37.5)
(27.6)	**399.8**			**394.0**	(37.5)
(54.1)	**(8.7)**	Net decrease in cash and cash equivalents		**(8.7)**	(55.1)
76.4	**21.9**	At beginning of year		**21.9**	75.6
1.4	**-**	Effect of exchange rate fluctuations on cash held		**-**	1.4
(1.8)	**-**	Cash and cash equivalents of subsidiary disposed of	25.5	**-**	-
21.9	**13.2**	**At end of year**		**13.2**	21.9

The financial statements incorporate the principal accounting policies set out below, which are consistent with those adopted in the previous financial year. The accounting policies of the subsidiaries and joint venture are consistent with those of the Company.

STATEMENT OF COMPLIANCE

The financial statements and Group financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act, 1973 (Act 61 of 1973), as amended.

BASIS OF PREPARATION

The financial statements and Group financial statements are prepared on the historical cost basis, modified for financial instruments and recognised derivative assets and liabilities which are stated at fair value.

BASIS OF CONSOLIDATION

Investment in subsidiaries (including special purpose entities)

Subsidiaries are those entities over whose financial and operating policies the Company has the power to exercise control, so as to direct and influence their activities.

The Group financial statements incorporate the assets, liabilities and results of the operations of the Company and its subsidiaries. The results of subsidiaries acquired and disposed of during the year are included from the effective dates of acquisition and to the effective dates of disposal. Where necessary, the accounting policies of the subsidiaries are changed to ensure consistency with the policies adopted by the Company.

Investment in Joint Venture

A joint venture is an entity or unincorporated operation in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more other partners in terms of a contractual arrangement.

The joint venture is proportionally consolidated, whereby the Company's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line by line basis, in the Company's financial statements. A proportionate share of the intergroup transactions and balances are eliminated on consolidation.

Investment in associates

An associate is an enterprise over whose financial and operating policies the Group has the ability to exercise significant influence and which is neither a subsidiary nor a joint venture of the Group.

The equity method of accounting for associates is adopted in the Group financial statements. In applying the equity method, account is taken of the Group's share of accumulated retained earnings and movements in reserves from the effective date on which the enterprise became an associate and up to the effective date of disposal.

Goodwill arising on the acquisition of associates is included in the carrying amount of the associate and is treated in accordance with the Group's accounting policy for goodwill.

The share of associated retained earnings and reserves is generally determined from the associate's latest audited financial statements but, in some instances, unaudited interim results are used. Dividends received from associates are included in income from investments.

Where the Group's share of losses of an associate exceeds the carrying amount of the associate, the associate is carried at nil. Additional losses are only recognised to the extent that the Group has incurred obligations or made payments on behalf of the associate.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the enterprises. Unrealised gains resulting from transactions with associates are eliminated against the investment in the associates. Unrealised losses on transactions with associates are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

Goodwill arising on acquisition

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill.

Goodwill arising on business combinations is tested for impairment annually.

MINING ASSETS

Mining assets are recorded at cost of acquisition less accumulated amortisation and impairments recognised. Costs also include finance charges capitalised during the construction period, where such costs are financed by borrowings.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to delineate extensions of existing ore bodies and to expand the capacity of the mine.

Amortisation is first charged on new mining ventures from the date on which the mine development cost is substantially complete. Mine development costs are amortised using the unit-of-production method based on proved and probable mineral reserves.

Proved and Probable Mineral Reserves reflect estimated quantities of economically exploitable ore, which can be recovered in future from defined mineral reserves.

Mine infrastructure

Plant and equipment are amortised using the lesser of their useful lives or the unit-of-production method based on the Proved and Probable Mineral Reserves.

Properties, buildings, vehicles and computer equipment are amortised using varying rates, on the straight-line basis over their expected useful lives, to estimated residual values.

Land

Land is not depreciated.

Mineral rights

Mineral rights are amortised using the unit-of-production method based on Proved and Probable Mineral Reserves.

Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

Goodwill arising on business combinations cannot be reversed once impaired.

RESEARCH AND EXPLORATION

Research and exploration expenditure is expensed in the year in which it is incurred. When a decision is taken that a mining property is capable of commercial production, all further pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when the mining property is substantially complete.

CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Obsolete, redundant and slow moving inventories are identified on a regular basis and are written off to their estimated net realisable values. Cost is determined on the following basis:

- Gold-in-progress (accounted for from the shaft bins) and ore in stock piles are valued at the average production cost at the relevant stage of production
- Consumable stores are valued at average cost

PROVISIONS

Provisions are recognised when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability.

Decommissioning

The provision for decommissioning represents the cost that will arise from rectifying damage caused in constructing the mining assets, after production ceases. Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. When this provision gives access to future benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future cost of decommissioning obligations is reviewed annually and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

Expenditure on ongoing rehabilitation is expensed when incurred.

EMPLOYEE BENEFITS

Post-retirement benefits

Defined contribution plans

Pension and provident funds

Contributions to defined contribution plans in respect of services during the year are recognised as an expense in that period.

Defined benefit plans

Post-retirement medical obligations

The post-retirement medical obligation represents the present value of the estimated future cash outflows resulting from employees' services provided in the past and are recognised immediately.

The Projected Unit Credit Method is used to determine the present value of the defined benefit obligation. Independent actuarial valuations are conducted regularly and any actuarial gains or losses in respect of defined benefit plans are recognised as income or expense.

Equity compensation benefits

The Group grants share options to certain employees under an employee share plan. Other than the costs incurred in administering the schemes which are expenses as incurred, the scheme does not result in any expense to the Group. The Share Incentive trust fund has been consolidated into the Group annual financial statements.

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provisions for employee entitlements to wages, salaries, annual and sick leave represent the amount which the Group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at the amount required to settle the obligation.

ENVIRONMENTAL OBLIGATIONS

Estimated long-term environmental obligations comprising decommissioning and restoration, are based on the Company's environmental management plans in compliance with the current environmental and regulatory requirements.

ENVIRONMENTAL REHABILITATION TRUST

Annual contributions are made to the Placer Dome Western Areas Environmental Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of the mine. The environmental trust fund has been consolidated into the Group annual financial statements.

FINANCIAL INSTRUMENTS

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.

Investments

Unlisted investments are shown at fair value at year end and are classified as designated held for trading.

Listed investments are classified as available-for-sale financial assets and are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date.

Trade and other receivables

Trade and other receivables originated by the Group are stated at cost less any impairment.

Cash and cash equivalents
Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date.

Financial liabilities
Non-derivative financial liabilities are recognised at cost, comprising original debt less principal payments.

Derivative instruments
Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement
Held for trading
Gains and losses arising from a change in the fair value of financial instruments that are designated as held for trading, are included in net profit or loss in the period in which the change arises.

Available-for-sale assets
Gains and losses arising from a change in the fair value of an available-for-sale financial asset is recognised directly in equity, until the financial asset is disposed of, or has been impaired, at which time the cumulative gain or loss previously recognised in equity will be included in net profit or loss for the period.

Cash flow hedge
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised liability, a firm commitment or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated, but the hedged transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset
Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the Company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

REVENUE RECOGNITION
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following criteria are also of relevance:

- The sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer
- Revenue from the disposal of assets is recognised on an accrual basis and when there is an unconditional entitlement to receive payment
- Dividends are recognised when the right to receive payment is established
- Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group

OPERATING LEASES

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight line basis over the period of the lease.

TAXATION

Current taxation comprises taxation payable, calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

The tax value of losses and unredeemed capital expenditure expected to be available for utilisation against future income are included in the deferred tax balances.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate ruling on the transaction date. Monetary assets and liabilities designated in foreign currencies are translated at rates of exchange ruling at year end and any gains and losses arising are included in earnings.

COMPARATIVE FIGURES

Where necessary comparative figures have been reclassified.

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		1. Gold revenue		
607.4	**564.3**	Gold sales at spot	**564.3**	607.4
12.5	**9.3**	Gold first charge[(a)]	**9.3**	12.5
(37.5)	**(192.2)**	Realisation of matured options[(b)]	**(192.2)**	(37.5)
582.4	**381.4**		**381.4**	582.4

(a) Gold first charge is an additional 1.75% of 50% of the gold production at South Deep in addition to Western Areas' 50% share of gold in terms of the Joint Venture Agreement with Placer Dome. The Company is entitled to a further 1.75% of gold revenue on 50% of the annual production exceeding one million ounces.

(b) The R192.2 million represents the realisation of matured options, of which R150.1 million was an actual cash payment.

GROUP 2003 Rm	**GROUP 2004 Rm**		**COMPANY 2004 Rm**	COMPANY 2003 Rm
		2. Costs and other expenses		
(79.4)	**(76.2)**	Amortisation of mining assets	**(76.2)**	(79.4)
(1.9)	**(2.0)**	Other	**(2.0)**	(1.9)
(81.3)	**(78.2)**	Non-cash costs	**(78.2)**	(81.3)
(487.3)	**(528.1)**	Production costs	**(528.1)**	(487.3)
(11.3)	**(21.2)**	Technology, development, exploration and retrenchment cost	**(21.2)**	(11.3)
(579.9)	**(627.5)**		**(627.5)**	(579.9)
		3. Net interest (paid)/received		
20.0	**0.8**	Interest received	**0.8**	3.5
–	**(11.2)**	Interest paid	**(11.2)**	–
(1.1)	**(1.7)**	Unwinding of discount on rehabilitation provision	**(1.7)**	(1.1)
18.9	**(12.1)**		**(12.1)**	2.4
		4. Other income		
15.9	**–**	Profit on sale of Golden Star Resources Limited ("GSR") warrants	**–**	5.3
		Profit/(Loss) on disposal of listed investments		
(40.0)	**–**	– Barnato Exploration Limited ("Barnex")[(a)]	**–**	39.8
162.6	**–**	– Randgold & Exploration Company Limited	**–**	162.6
(5.4)	**(1.2)**	– JCI shares and JCI debentures[(b)]	**(1.2)**	(5.4)
–	**0.9**	– Tan Range Limited	**0.9**	–
(2.4)	**0.7**	Profit/(Loss) on disposal of mining assets at South Deep	**0.7**	(2.4)
16.3	**–**	Profit on disposal of Barnex (Isle of Man) Limited ("Barnex (IOM)")[(c)]	**–**	–
2.7	**0.1**	Revaluation adjustment to unlisted investments	**0.1**	2.7
6.3	**0.1**	Dividends received	**0.1**	6.3
–	**1.1**	Unclaimed dividends written back	**1.1**	–
1.8	**3.5**	Other	**3.5**	1.8
157.8	**5.2**		**5.2**	210.7

GROUP 2003 Rm	GROUP **2004 Rm**		COMPANY **2004 Rm**	COMPANY 2003 Rm
		4. Other income (continued)		
		(a) During 2003, the Company disposed of a subsidiary, Barnex.		
		(b) During 2004, the Company disposed of its entire investment of 42 268 345 JCI shares and 50 651 JCI debentures. At 31 December 2003, the cost of the JCI shares and JCI debentures was R30.9 million.		
		(c) The profit on disposal of Barnex (IOM) realised is a gold royalty from GSR on a quarterly basis. The royalty results from the sale of Barnex (IOM) to GSR, which took place in 2001. The royalty was payable on the first one million gold ounces produced by GSR from the Prestea and Bogoso operations in Ghana.		
		5. Present value adjustment for option premium payable		
(75.0)	**(69.8)**	The option premium payable liability (refer note 23) is a US$ liability which is reflected at the current settlement value of future payments. An adjustment is made on a periodic basis to reflect change in the value of this liability.	**(69.8)**	(75.0)
		6. Fair value adjustment		
(248.6)	**(120.4)**	Derivative asset	**(120.4)**	(248.6)
696.0	**341.4**	Derivative liability	**341.4**	696.0
447.4	**221.0**		**221.0**	447.4
		Refer to note 17 and pages 27 to 30 for detailed information on the derivative structure. The fair value adjustment reflects the change in the value of the derivative asset and derivative liability attributable to the change in Rand/US$ exchange rate from 6.615 (31 Dec 2003) to 5.660 (31 Dec 2004).		

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		7. Exchange gains		
335.0	**152.9**	Option premium payable translation	**152.9**	335.0
(10.2)	**(3.1)**	Realised losses on cash balances	**(3.1)**	(9.9)
16.0	**1.4**	Realised gains on matured options	**1.4**	16.0
340.8	**151.2**		**151.2**	341.1
		Exchange gains and losses are attributable to the change in the Rand/Dollar exchange rate from 6.615 at 31 Dec 2003 to 5.660 at 31 Dec 2004.		
		8. Profit before taxation		
		is arrived at after taking account of:		
(1.1)	**(1.2)**	Auditors' remuneration	**(1.2)**	(1.1)
(0.6)	**(0.9)**	– audit fees	**(0.9)**	(0.6)
(0.5)	**(0.3)**	– other services	**(0.3)**	(0.5)
(81.0)	**(77.7)**	Amortisation	**(77.7)**	(81.0)
(79.4)	**(76.2)**	– mining assets	**(76.2)**	(79.4)
(1.6)	**(1.5)**	– corporate assets	**(1.5)**	(1.6)
(1.4)	**(1.6)**	Office rental	**(1.6)**	(1.4)
(263.1)	**(306.2)**	Staffing costs	**(306.2)**	(263.1)
		9. Directors' emoluments		
(2.5)	**(2.0)**	Executive directors	**(2.0)**	(2.5)
(2.2)	**(2.0)**	– salaries	**(2.0)**	(2.2)
(0.3)	**–**	– consultancy fees	**–**	(0.3)
(0.4)	**(0.7)**	Non-executive directors	**(0.7)**	(0.4)
(0.4)	**(0.7)**	– fees as director	**(0.7)**	(0.4)
(2.9)	**(2.7)**		**(2.7)**	(2.9)

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		10. Taxation		
		South African normal taxation		
		Current taxation		
(4.4)	**–**	– non-mining	**–**	–
(397.6)	**(15.4)**	Deferred taxation	**(15.4)**	(397.6)
(397.6)	**(13.2)**	– current year mining	**(13.2)**	(397.6)
–	**(2.2)**	– prior year mining	**(2.2)**	–
(402.0)	**(15.4)**		**(15.4)**	(397.6)
		Unredeemed capital expenditure		
843.1	**1 255.7**	Unredeemed capital expenditure brought forward	**1 255.7**	843.1
412.6	**288.9**	Capital expenditure for the year	**288.9**	412.6
1 255.7	**1 544.6**	Unredeemed capital expenditure carried forward	**1 544.6**	1 255.7

Mining tax is determined on a formula which takes into account the net revenue and capital expenditure from mining operations during the year. No mining tax was payable in the year under review as the Company has unredeemed capital expenditure. The Company had a computated assessed loss of R157.8 million at the end of 2004. (2003: R181.7 million)

The mining tax rate is calculated in terms of the following formula: $y=46-230/x$ where y is the calculated tax rate and x is the ratio of taxable income from mining to total revenue from mining.

Non-mining taxable income, which consists primarily of interest received, is taxed at the standard rate of 38% (2003: 38%).

The Company elected in 1993, in terms of Section 64B of the Income Tax Act, to be exempt from the payment of secondary tax on companies.

%	%	**Tax rate reconciliation**	%	%
38.0	**38.0**	Statutory tax rate	**38.0**	38.0
6.9	**9.3**	Adjustment in respect of mining tax rate	**9.3**	6.9
(5.6)	**(1.8)**	Non-taxable income	**(1.8)**	(5.6)
–	**7.7**	Prior year adjustment	**7.7**	–
4.2	**–**	Other	**–**	4.2
43.5	**53.2**	**Effective tax rate**	**53.2**	43.5

11. Earnings per share

11.1 Basic earnings per share

The calculation of earnings per share is based on earnings of R13.5 million (2003: R460.7 million) and a weighted average of 110 335 551 (2003: 104 552 590) ordinary shares in issue during the year.

	GROUP	
Reconciliation of the weighted average number of ordinary shares	**2004 000s**	2003 000s
Balance at beginning of year	**104 667**	104 162
– Ordinary shares	**105 376**	105 376
– Treasury shares	**(709)**	(1 214)
Shares sold/exercised	**19**	391
Rights issue during year	**5 650**	–
Weighted average number of ordinary shares for earnings per share	**110 336**	104 553

11.2 Headline earnings per share

The calculation of headline earnings per share is based on earnings of R11.9 million (2003: R347.4 million) and a weighted average of 110 335 551 (2003: 104 552 590) ordinary shares in issue at the end of the year.

Reconciliation between earnings and headline earnings	**Profit before taxation Rm**	**Taxation Rm**	**Minority interest Rm**	**Net profit/ (loss) Rm**
2004				
Earnings per income statement	**28.9**	**(15.4)**	**–**	**13.5**
Unclaimed dividends written back	**(1.1)**	**–**	**–**	**(1.1)**
Profit on disposal of mining assets at South Deep	**(0.7)**	**–**	**–**	**(0.7)**
Loss on disposal of JCI shares and JCI debentures	**1.2**	**(0.2)**	**–**	**1.0**
Profit on disposal of Tan Range shares	**(0.9)**	**0.1**	**–**	**(0.8)**
Headline earnings	**27.4**	**(15.5)**	**–**	**11.9**
2003				
Earnings per income statement	866.8	(402.0)	(4.1)	460.7
Loss on disposal of subsidiary	40.0	–	–	40.0
Profit on disposal of GSR warrants	(15.9)	0.8	1.1	(14.0)
Realised profit on disposal of Barnex (Isle of Man)	(16.3)	–	2.0	(14.3)
Loss on disposal of mining assets at South Deep	2.4	–	–	2.4
Profit on disposal of Randgold shares	(162.6)	30.9	–	(131.7)
Loss on disposal of JCI shares and JCI debentures	5.4	(1.1)	–	4.3
Headline earnings	719.8	(371.4)	(1.0)	347.4

11.3 Diluted earnings per share

The calculation of diluted earnings per share is based on earnings of R13.5 million (2003: R460.7 million) and a weighted average of 110 539 070 (2003: 104 874 241) ordinary shares in issue at the end of the year.

	GROUP	
Reconciliation of the weighted average number of ordinary shares for diluted earnings per share	**2004 000s**	2003 000s
Weighted average number of ordinary shares (used in the calculation of basic earnings per share)	**110 336**	104 553
Bonus element of shares in Share Incentive Trust	**203**	321
Weighted average number of ordinary shares for diluted earnings per share	**110 539**	104 874

11.4 Diluted headline earnings per share

The calculation of diluted headline earnings per share is based on earnings of R11.9 million (2003: R347.4 million) and a weighted average of 110 539 070 (2003: 104 874 241) ordinary shares in issue during the year.

12. Mining assets

Mining property, plant and equipment comprise expenditure on mine development costs, infrastructure and mineral rights less recoupments.

GROUP AND COMPANY
2004

	Cost 31 December 2003	**Additions and re-classification**	**Disposal**	**Cost 31 December 2004**	**Accumulated depreciation 31 December 2004**	**Net book value 31 December 2004**
Mine development costs	**1 442.1**	**(955.0)**	**–**	**487.1**	**(45.0)**	**442.1**
Mine infrastructure	**931.6**	**1 232.9**	**(2.2)**	**2 162.3**	**(428.1)**	**1 734.2**
Land	**1.4**	**–**	**–**	**1.4**	**–**	**1.4**
Mineral rights	**1 266.5**[(a)]	**–**	**(10.8)**[(b)]	**1 255.7**	**(21.6)**	**1 234.1**
	3 641.6	**277.9**	**(13.0)**	**3 906.5**	**(494.7)**	**3 411.8**

COMPANY
2003

	Cost 31 December 2002	Additions and re-classification	Disposal	Cost 31 December 2003	Accumulated depreciation 31 December 2003	Net book value 31 December 2003
Mine development costs	1 093.3	348.8	–	1 442.1	(33.7)	1 408.4
Mine infrastructure	870.0	68.4	(6.8)	931.6	(365.7)	565.9
Land	1.2	0.2	–	1.4	–	1.4
Mineral rights	1 266.8	–	(0.3)	1 266.5	(18.3)	1 248.2
	3 231.3	417.4	(7.1)	3 641.6	(417.7)	3 223.9

GROUP
2003

	Cost 31 December 2002	Additions and re-classification	Disposal	Cost 31 December 2003	Accumulated depreciation 31 December 2003	Net book value 31 December 2003
Mine development costs	1 093.3	348.8	–	1 442.1	(33.7)	1 408.4
Mine infrastructure	870.0	68.4	(6.8)	931.6	(365.7)	565.9
Land	1.2	0.2	–	1.4	–	1.4
Mineral rights	1 352.1	–	(85.6)	1 266.5	(18.3)	1 248.2
	3 316.6	417.4	(92.4)	3 641.6	(417.7)	3 223.9

[(a)]Mineral Rights, held by the Company outside of the PDWA JV, with a book value of R62,4 million, are encumbered under the derivative structure.

[(b)]The disposal of mineral rights relates to the exchange of rights with AngloGold Limited which, in addition to a purchase consideration, resulted in the Company acquiring a 36% interest in Goldridge Gold Mining Company (Pty) Limited ("Goldridge") (refer to note 13).

A detailed register of land and buildings is available at the registered office of the Company.

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		13. Investment in associate company		
		Carrying amount of associates		
–	**17.7**	Shares at cost – Goldridge	**17.7**	–
–	**5.1**	Loan to Goldridge	**5.1**	–
–	**22.8**	Carrying amount at end of year	**22.8**	–

Summarised audited financial statements of Goldridge Gold Mining Company (Pty) Ltd at 31 August 2004.

Fixed assets	1.1
Net current assets	13.7
	14.8
Share capital and premium	0.6
Long-term liabilities	14.2
	14.8

Western Areas acquired an interest of 36% in Goldridge, which is an unlisted company, for a cash consideration of R12 million and the exchange of R10.8 million in mineral rights. The effective date of the acquisition of the company was 31 August 2004.

The audited financial statements of Goldridge for the eight months ended 31 August 2004 was used in the compilation of the above information. Goldridge earned no income and no other significant changes occurred between this date and the year end of the Company. The directors' valuation of the 36% interest in Goldridge is R22.8 million at 31 December 2004.

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		14. Other investments		
		Listed		
33.0	**–**	JCI ordinary shares and JCI debentures at market value[a]	**–**	33.0
		Unlisted		
4.1	**4.0**	Investments held for trading[b]	**4.0**	4.1
		Other		
8.4	**11.4**	Securities held for trading[c]	**–**	–
45.5	**15.4**		**4.0**	37.1

Notes

[a] During 2003 Western Areas disposed of its entire interest in Barnex to JCI, by means of a Scheme of Arrangement for a purchase consideration of 92 866 440 JCI shares and 92 866 440 JCI debentures. During 2003 and 2004 the Company sold all the JCI shares and JCI debentures to fund its portion of the PDWA JV expenditure. (At 31 December 2003 the cost of the JCI shares and JCI debentures was R30.9 million.)

[b] Directors valuation of unlisted investments at 31 December 2004 is estimated at R4.0 million (2003: R4.1 million). A detailed register of unlisted investments is available upon request from the Company's registered office.

[c] Market value of the securities held for trading at year end was R11.4 million (2003: R8.4 million). The securities are held by the Placer Dome Western Areas environmental trust.

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		15. Other long-term assets		
		Cash invested as a guarantee for Goldfields Shared		
-	**1.0**	Services (Pty) Ltd[a]	**1.0**	-
-	**-**	Placer Dome Western Areas environmental trust fund[b]	**11.4**	8.4
-	**-**	Loan to Western Areas Share Incentive Trust[c]	**3.1**	8.9
-	**1.0**		**15.5**	17.3

Notes

[a] The cash invested as a guarantee relates to an agreement between the PDWA JV and Goldfields for the use of Service Stores.

[b] The environmental trust fund is an irrevocable trust under the joint control of the Company and Placer Dome, its Joint Venture partner. The monies are invested primarily in interest bearing securities. The trust has been consolidated into the Group Financial Statements.

[c] Security for the loan comprises Western Areas shares held in trust on behalf of employees. R5.8 million (2003: R9.7 million) was repaid during the year. The loan has no fixed terms of repayment and is interest free. The trust has been consolidated into the Group Financial Statements

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		16. Deferred taxation		
(176.7)	**429.3**	Balance at beginning of year	**429.3**	(176.7)
520.5	**-**	Change in accounting policy	**-**	520.5
(151.1)	**-**	Adjustment to retained earnings	**-**	(151.1)
671.6	**-**	Adjustment to cash flow hedge reserve	**-**	671.6
483.1	**32.1**	Fair value adjustment	**32.1**	483.1
(397.6)	**(15.4)**	Current year	**(15.4)**	(397.6)
(311.2)	**(26.4)**	Temporary differences	**(26.4)**	(311.2)
(86.4)	**11.0**	Utilisation/(Creation) of computed tax loss	**11.0**	(86.4)
429.3	**446.0**	**Balance at end of year**	**446.0**	429.3

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		16. Deferred taxation (continued)		
		Deferred mining tax assets are made up as follows:		
		Deferred mining tax liabilities		
(349.1)	**(417.6)**	Depreciation and amortisation	**(417.6)**	(349.1)
(246.6)	**(182.2)**	Option premium payable	**(182.2)**	(246.6)
(5.3)	**(3.9)**	Other balances	**(3.9)**	(5.3)
		Deferred mining tax assets		
83.6	**72.6**	Computed tax loss	**72.6**	83.6
14.7	**15.8**	Provisions	**15.8**	14.7
932.0	**961.3**	Derivative structure	**961.3**	932.0
1 133.4	**1 165.2**	– recognised through equity	**1 165.2**	1 133.4
(201.4)	**(203.9)**	– recognised in the income statement	**(203.9)**	(201.4)
429.3	**446.0**	**Net deferred mining tax asset**	**446.0**	429.3

A detailed description of the deferred taxation effect on the derivative structure has been included on page 29. A deferred tax asset should be recognised for all deductible temporary differences to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilised. The future gold price and exchange rate will impact the amount of taxable income that will be available. Based on the best estimate at the balance sheet date, management believes it is probable that taxable income will be available in future to utilise the deductible temporary differences and therefore supports the recognition of the deferred tax asset.

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		17. Derivative structure		
		17.1 Derivative asset		
675.0	**792.1**	Balance at beginning of the year	**792.1**	675.0
(44.1)	**(70.3)**	Options matured	**(70.3)**	(44.1)
(248.6)	**(120.4)**	Fair value movement per income statement	**(120.4)**	(248.6)
409.8	**101.2**	Adjustment to cash flow hedge reserve	**101.2**	409.8
792.1	**702.6**	Balance at end of the year	**702.6**	792.1
75.4	**72.5**	– short-term portion	**72.5**	75.4
716.7	**630.1**	– long-term portion	**630.1**	716.7
		17.2 Derivative liability		
(1 605.3)	**(2 217.6)**	Balance at beginning of the year	**(2 217.6)**	(1 605.3)
120.8	**224.9**	Options matured	**224.9**	120.8
696.0	**341.4**	Fair value movement per income statement	**341.4**	696.0
(1 429.1)	**(365.4)**	Adjustment to cash flow hedge reserve	**(365.4)**	(1 429.1)
(2 217.6)	**(2 016.7)**	Balance at end of the year	**(2 016.7)**	(2 217.6)
(240.5)	**(214.3)**	– short-term portion	**(214.3)**	(240.5)
(1 977.1)	**(1 802.4)**	– long-term portion	**(1 802.4)**	(1 977.1)

A detailed description of the derivative structure has been included on pages 27 to 30.

Open hedge position as at 31 December

		2005	2006	2007	2008	2009
US Dollar/Gold						
Derivative asset						
Put options bought						
Quantity	ozs	215 232	204 516	205 572	214 224	209 436
Average price	$/oz	278.20	288.20	288.20	288.20	293.20
Fair value	Rm	–	0.3	0.9	1.6	2.4
Call options purchased						
Quantity	ozs	89 400	84 948	85 392	88 980	87 000
Average price	$/oz	298.70	308.70	323.70	333.70	348.70
Fair value	Rm	72.5	69.1	68.4	72.9	71.6
Total derivative asset fair value						
Derivative liability						
Call options sold						
Quantity	ozs	165 564	157 320	158 136	164 784	161 100
Average price	$/oz	278.70	288.70	288.70	288.70	293.70
Fair value	Rm	(152.6)	(144.5)	(153.7)	(168.8)	(170.0)
Call options sold						
Quantity	ozs	66 228	62 928	63 252	65 916	64 440
Average price	$/oz	318.70	333.70	348.70	363.70	378.70
Fair value	Rm	(46.3)	(43.1)	(43.3)	(45.7)	(45.7)
Call options sold						
Quantity	ozs	21 000	–	–	–	–
Average price	$/oz	310.00	–	–	–	–
Fair value	Rm	(15.4)	–	–	–	–
Total derivative liability fair value						
Parameters used in fair value calculations						
Gold forward rate		2.99	3.34	3.49	3.71	3.92
USD Gold volatilities		16	16	16	16	15
USD interest rates (annual average)		3.07	3.45	3.68	3.88	4.07

Open hedge position as at 31 December

		2010	2011	2012	2013	2014	Total
US Dollar/Gold							
Derivative asset							
Put options bought							
Quantity	ozs	213 960	200 436	205 920	205 056	98 166	**1 972 518**
Average price	$/oz	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm	3.6	4.5	4.7	5.4	3.0	**26.4**
Call options purchased							
Quantity	ozs	88 872	83 256	85 536	85 188	40 776	**819 348**
Average price	$/oz	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm	75.2	70.8	70.6	71.2	33.9	**676.2**
Total derivative asset fair value							**702.6**
Derivative liability							
Call options sold							
Quantity	ozs	164 580	154 176	158 400	157 740	75 516	**1 517 316**
Average price	$/oz	303.70	313.70	313.70	323.70	323.70	
Fair value	Rm	(174.7)	(164.7)	(176.0)	(176.0)	(83.9)	**(1 564.9)**
Call options sold							
Quantity	ozs	65 832	61 668	63 360	63 096	30 204	**606 924**
Average price	$/oz	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm	(47.6)	(45.5)	(47.6)	(48.4)	(23.2)	**(436.4)**
Call options sold							
Quantity	ozs	–	–	–	–	–	**21 000**
Average price	$/oz	–	–	–	–	–	
Fair value	Rm	–	–	–	–	–	**(15.4)**
Total derivative liability fair value							**(2 016.7)**
Parameters used in fair value calculations							
Gold forward rate		4.08	4.24	4.41	4.57	4.74	
USD Gold volatilities		15	15	15	15	15	
USD interest rates (annual average)		4.25	4.39	4.52	4.65	4.78	

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		18. Inventories		
		At cost		
10.9	**9.2**	– Gold-in-process	**9.2**	10.9
21.1	**15.5**	– Consumable stores	**15.5**	21.1
32.0	**24.7**		**24.7**	32.0
		19. Cash and cash equivalents		
4.6	**5.0**	Cash on hand, balances with banks and deposits on call	**5.0**	4.6
17.3	**8.2**	Foreign bank account	**8.2**	17.3
21.9	**13.2**	**Balance as at 31 December**	**13.2**	21.9
		Cash in the foreign bank account is denominated in US$ and translated at R5.660 (2003: R6.615)		
		20. Shareholders' equity		
		20.1 Ordinary shares		
		Authorised		
		119 000 000 ordinary shares at R1 each		
		Issued		
105.4	**105.4**	Balance as at 1 January	**105.4**	105.4
		Rights Issue:		
–	**13.1**	13 172 042 ordinary shares of R1 each	**13.1**	–
105.4	**118.5**	**Balance as at 31 December**	**118.5**	105.4
		20.2 Preference shares		
		Authorised: variable rate preference shares 100 000 000 of 0.01 cent each		
		20.3 Treasury shares		
8.9	**3.1**	500 640 (2003: 709 336) Western Areas shares held by the Share Incentive Trust at cost less amount written off	**–**	–
8.9	**3.1**		**–**	–

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		21. Post-retirement benefits		
		21.1 Provision for post-retirement medical benefits		
6.4	**4.3**	Balance as at 1 January	**4.3**	6.4
(2.1)	**(0.8)**	Income Statement movement	**(0.8)**	(2.1)
4.3	**3.5**	**Balance as at 31 December**	**3.5**	4.3

The Company has a proportionate unfunded obligation to provide post-retirement medical benefits to certain South Deep retired employees.

In terms of an agreement with the retired employees, South Deep is required to contribute R400 per retired employee per month until the earliest of

a) – death of the pensioner; or
   – death of the pensioner's spouse if pensioner dies first;

b) 31 December 2011

The present value of this amount represents South Deep's contractual liability.

The present value is calculated based on 324 pensioners and a discount rate of 8.5%.

Independent actuaries evaluate the post-retirement medical obligation regularly.

The value of the future obligation in the accounts is in terms of this actuarial valuation at 1 December 2003.

21.2 Pension and provident schemes

South Deep participates in a number of industry-based retirement plans for the benefit of its employees. All plans are defined contribution plans and are governed by the Pension Funds Act of 1956.

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		22. Provision for environmental rehabilitation		
16.9	**18.1**	Balance as at 1 January	**18.1**	16.9
1.5	**-**	Decommissioning asset raised	**-**	1.5
(1.4)	**(0.4)**	Adjustments	**(0.4)**	(1.4)
1.1	**1.7**	Unwinding discount	**1.7**	1.1
18.1	**19.4**	**Balance as at 31 December**	**19.4**	18.1

The provision for environmental rehabilitation represents the present value of estimated future rehabilitation.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company's share of the gross estimated rehabilitation cost for South Deep is R49.8 million. The present value of this liability, discounted at 4.5% (2003: 5%) is R19.4 million (2003: R18.1 million). The discount rate represents an interest rate of 9.5% (2003: 11%) as represented by the current market yield on quality corporate bonds, adjusted for inflation, estimated at 5% (2003: 6%) per annum.

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		23. Option premium payable		
(1 382.2)	**(1 084.7)**	Balance at beginning of the year	**(1 084.7)**	(1 382.2)
37.5	**95.9**	Payment of premiums	**95.9**	37.5
335.0	**152.9**	Exchange gain	**152.9**	335.0
(75.0)	**(69.8)**	Present value adjustment	**(69.8)**	(75.0)
(1 084.7)	**(905.7)**	Balance at end of the year	**(905.7)**	(1 084.7)
(96.6)	**(109.3)**	– short-term portion	**(109.3)**	(96.6)
(988.1)	**(796.4)**	– long-term portion	**(796.4)**	(988.1)

Premium on options bought, outstanding balance of US$230 million (2003: US$245 million), have been deferred and are payable up to June 2014. The liability reflected in the balance sheet is the present settlement value and the changes in the present value is recognised in the income statement. The present settlement value is calculated using a discount rate of LIBOR plus 3.65% as determined in the contract.

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		23. Option premium payable (continued)		
		The timing of these payments		
		Present value		
(96.6)	**(109.3)**	Within a year	**(109.3)**	(96.6)
(498.7)	**(441.2)**	From year 2 to year 5	**(441.2)**	(498.7)
(489.4)	**(355.2)**	Later than 5 years	**(355.2)**	(489.4)
(1 084.7)	**(905.7)**		**(905.7)**	(1 084.7)
$ million	**$ million**	**Notional value**	**$ million**	$ million
15.0	**20.0**	Within a year	**20.0**	15.0
92.5	**97.5**	From year 2 to year 5	**97.5**	92.5
137.5	**112.5**	Later than 5 years	**112.5**	137.5
245.0	**230.0**		**230.0**	245.0
		24. Loan from JCI		
-	**448.6**	Advances from JCI	**448.6**	-
-	**(70.9)**	Advances to JCI	**(70.9)**	-
-	**11.2**	Interest	**11.2**	-
-	**(293.7)**	Repayments	**(293.7)**	-
-	**(282.9)**	- capital	**(282.9)**	-
-	**(10.8)**	- interest	**(10.8)**	-
-	**95.2**		**95.2**	-

The loan from JCI is unsecured and bears interest at prime plus 1.5%. The loan will be repaid out of proceeds from the issue of shares in the future. The loan forms part of a stand-by facility provided by JCI of R200 million.

GROUP			COMPANY	
2003 Rm	**2004 Rm**		**2004 Rm**	2003 Rm
		25. Cash flow information		
		25.1 Cash flow from operations		
866.8	**28.9**	Profit before tax	**28.9**	906.3
		Adjustments for:		
81.0	**77.7**	Amortisation	**77.7**	81.0
(6.3)	**(0.1)**	Dividends received	**(0.1)**	(6.3)
–	**(1.1)**	Unclaimed dividends written back	**(1.1)**	–
(2.1)	**(0.8)**	Post-retirement medical funding	**(0.8)**	(2.1)
(18.9)	**12.1**	Net interest paid/(received)	**12.1**	(2.4)
75.0	**69.8**	Present value adjustment for Option premium payable	**69.8**	75.0
(447.4)	**(221.0)**	Fair value adjustment	**(221.0)**	(447.4)
15.2	**192.2**	Realisation of matured options	**192.2**	15.2
(1.4)	**(0.4)**	Provision for environmental rehabilitation	**(0.4)**	(1.4)
40.0	**–**	(Profit)/Loss on disposal of Barnex (Refer note 25.5) **–**	(39.8)	
2.4	**(0.7)**	(Profit)/Loss on disposal of mining assets	**(0.7)**	2.4
(157.2)	**0.3**	Loss/(Profit) on disposal of listed investments	**0.3**	(157.2)
(15.9)	**–**	Profit on disposal of GSR warrants	**–**	(5.3)
(2.7)	**0.1**	Revaluation adjustment to unlisted investments	**0.1**	(2.7)
(335.0)	**(152.9)**	Exchange gains on option premium payable – unrealised	**(152.9)**	(335.0)
93.5	**4.1**		**4.1**	80.3
		Working capital changes		
18.8	**6.0**	Trade and other receivables	**6.0**	20.4
5.4	**7.3**	Inventories	**7.3**	5.4
(6.0)	**(4.4)**	Trade payables	**(4.4)**	(5.7)
111.7	**13.0**		**13.0**	100.4
		25.2 Interest (paid)/received		
20.0	**0.8**	Interest received	**0.8**	3.5
(16.5)	**–**	Interest capitalised on loan to JCI Gold Limited	**–**	–
–	**(10.8)**	Interest paid on loan from JCI	**(10.8)**	–
3.5	**(10.0)**		**(10.0)**	3.5
		25.3 Taxation paid		
5.7	**5.5**	Amount refundable at beginning of year	**5.5**	5.5
(4.4)	**–**	Current taxation	**–**	–
2.5	**–**	Amount payable in respect of sold subsidiary	**–**	–
(5.5)	**(5.5)**	Amount refundable at end of year	**(5.5)**	(5.5)
(1.7)	**–**		**–**	–
		25.4 Proceeds on disposal of listed investments		
224.0	**–**	Randgold ordinary shares	**–**	224.0
129.2	**29.7**	JCI shares and JCI debentures	**29.7**	129.2
–	**0.9**	Tan Range Limited shares	**0.9**	–
15.9	**–**	GSR warrants	**–**	5.3
369.1	**30.6**		**30.6**	358.5

GROUP 2003 Rm	GROUP 2004 Rm		COMPANY 2004 Rm	COMPANY 2003 Rm
		25. Cash flow information (continued)		
		25.5 Proceeds on disposal of Barnex		
		Fair value of assets sold:		
2.3	–	Mineral rights	–	–
6.0	–	Trade and other receivables	–	–
139.2	–	Loan to JCI Gold Limited	–	–
1.8	–	Cash and cash equivalents	–	–
(2.5)	–	Receiver of Revenue	–	–
146.8	–		–	–
(26.6)	–	Minority interest	–	–
85.3	–	Carrying amount of investment	–	–
205.5	–		–	–
(40.0)	–	Loss on disposal	–	–
165.5	–		–	–
(165.5)	–	Proceeds: JCI shares and JCI debentures	–	–
–	–	Cash flow on disposal	–	–

26. Commitments and contingent liabilities

	COMPANY 2004 Rm	COMPANY 2003 Rm
26.1 Commitments		
Contracts for capital expenditure	**27.7**	85.0
Capital expenditure authorised by directors but not contracted for	–	202.3
Leased office premises – payable within 1 year	**1.1**	1.7
	28.8	289.0
26.2 Contingent liabilities		
Contractual and defective equipment	**1.7**	–
	1.7	–

The commitments and contingent liabilities represents the Company's portion at South Deep

27. Related parties

Identity of related parties

Major shareholders are identified in the shareholders' information on page 116.

A previous subsidiary of the Group, Barnex is identified in note 4.

The directors are listed in the directorate on page 125 and on the inside back cover.

Material related party transactions

Office rental paid to JCI	– refer note 8
Directors' emoluments	– refer note 9 and the Directors' report on page 76
Investment in Goldridge	– refer note 13
Loan to Western Areas Share Incentive Trust	– refer note 15
Loan from JCI	– refer note 24
Interest paid on loan from JCI	– refer note 24

28. Geographic and segment information

No separate geographical or segmental information is presented as Western Areas is a gold mining company operating solely in South Africa.

29. Risk management

Derivative instruments

During the year under review, derivative instruments utilised included commodity call options bought and sold and put options bought (US Dollar denominated). The Company complies with both AC133 and AC125.

Hedging activities – Risks

The Company makes use of various derivative instruments to hedge its exposure to market risks such as movements in the gold price and interest rates. These instruments entered into are intended as hedges for the planned future production of the mine.

The type and extent of derivative instruments used for hedging market risks are subject to a formal approval framework approved by the Company's board. The framework restricts the extent in terms of value, time to maturity and type of derivative instrument which can be used by the hedging committee. Hedging in excess of the limits requires formal board approval.

It is the policy of the Company's board that the hedge positions be managed on an on-going basis. This is in accordance with the dynamic environment within which the Company operates, where the appropriateness of the hedge positions are under constant review.

The objectives of the hedging programme can be summed up as follows:

- To control the risks and rewards associated with the management of the financial assets and liabilities of the Company.
- To manage the exposure to financial markets.
- To secure future cash flows, compliance with debt covenants and to ensure a minimum return on assets.

Market risks

Price risk

A declining gold price adversely impacts on the cash flows of the Company, reducing both current profitability and the sustainability of future production. The Company hedges to the extent deemed prudent to mitigate the adverse consequences of gold price movements.

Foreign exchange risk

As a Rand based company which is required by South African Reserve Bank regulations to convert Dollar proceeds to Rands, and with costs primarily incurred in Rands, an exposure to adverse movements of the exchange rate affects the Company's cash flow and consequently its profitability. Hedging of Dollar flows is dependent on future cash flow requirements, regulatory requirements and prevailing market conditions.

Interest rate risk

Interest rate exposure arises from several aspects of the Company's activities, namely the investment of funds surplus to current requirements, borrowings to meet short falls in current cash flows, and the impact international interest rate differentials have on the Company's hedging activities. Managing interest rate risks has a direct bearing on the returns achieved on the assets of the Company.

Credit risk

Reputable financial institutions are used for investing and cash handling purposes. At balance sheet date there was no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

30. Employee benefit plans

Activities for the Western Areas Share Incentive Scheme were:

Western Areas Shares	Ordinary shares in millions	Share price at 31 December (in cents)
Allocated		
Balance at 31 December 2002	1.0	4 400
Shares vested	(0.5)	
Balance at 31 December 2003	0.5	4 150
Shares vested	–	
Balance at 31 December 2004	0.5	2 500

All participants exercised their options at 31 August 2001.

The total of 0.5 million shares remaining in the Trust at 31 December 2004 are allocated to Mr R B Kebble and vested at 31 December 2002.

The shares may be exercised at the following strike prices:

– 0.25 million shares	R18.61
– 0.2 million shares	R14.55
– 0.05 million shares	–

Unallocated	
Balance at 31 December 2002	0.2
Balance at 31 December 2003	0.2
Shares sold	(0.2)
Balance at 31 December 2004	–

Proceeds on the sale of shares were utilised to repay the loan from the Company

Key components of the Joint Venture Agreement ("JVA") between Western Areas and Placer Dome – (signed 31 March 1999)

The PDWA JV is administered and governed by the PDWA JV board. Western Areas and Placer Dome are each entitled to appoint three directors to the JV board. The Placer Dome entitlement to appoint the chairman is dependent on Placer Dome maintaining an interest in excess of 40% in the PDWA JV.

The chairman has the casting vote, except on a wide range of defined issues where board decisions could have a material impact on the business, in which case the decision must be unanimous. The JVA also makes special provision for related party transactions, all of which require unanimous board approval. Where the board cannot reach agreement, the issue is referred to the Chief Executive Officers' ('CEO') of Western Areas and Placer Dome for resolution, failing which the matter must be referred to an arbitrator.

The JV board appoints a PDWA JV CEO on merit. The CEO is responsible for the overall operation of the business and must manage the business in accordance with the policies adopted by the PDWA JV board and the JVA. Specified tasks of the CEO include:

- Overseeing the implementation of the approved Operating Plan Development Programme, and all capital projects
- Recommending the appointment of all senior staff for approval by the board
- Submission from time to time of a Development Programme including funding obligations, schedules of expenditure programme of work, and criteria for completion
- Submission of an annual budget

The JVA incorporates a reciprocal right of first refusal and provision is also made for pre-emptive rights in the case of change of control of either of the joint venture partners.

Western Areas and Placer Dome share gold production, expenses and capital requirements of the PDWA JV on a 50:50 basis. The JVA prescribes certain penalties, including a permanent reduction in a Party's percentage participation, through specified dilution formulae, in the event of a failure to meet its share of approved expenditures.

INCOME STATEMENT

	2004 Rm	2003 Rm
Gold revenue	**566.3**	601.9
Costs and other expenses	**(594.3)**	(555.8)
Operating (loss)/profit from gold	**(28.0)**	46.1
Net interest received	**4.3**	2.8
Administration and other expenditure	**–**	(0.8)
Retrenchment and abnormal costs	**(21.2)**	(13.0)
(Loss)/profit for the year	**(44.9)**	35.1

BALANCE SHEET

	2004 Rm	2003 Rm
ASSETS		
Non-current assets		
Mining assets	**3 290.2**	3 076.2
Other long-term assets	**11.5**	8.4
	3 301.7	3 084.6
Current assets		
Inventories	**24.7**	32.0
Trade and other receivables	**13.8**	17.7
Cash and cash equivalents	**1.7**	1.6
	40.2	51.3
Total assets	**3 341.9**	3 135.9
EQUITY AND LIABILITIES		
Capital reserves		
Shareholders' equity (Partnership contributions)	**3 210.4**	3 000.2
Non-current liabilities		
Provision for post-retirement medical benefits	**3.5**	4.3
Provision for environmental rehabilitation	**19.4**	18.1
	22.9	22.4
Current liabilities		
Trade payables	**108.6**	113.3
Total equity and liabilities	**3 341.9**	3 135.9

For the year ended 31 December 2004

CASH FLOW STATEMENT

	2004 Rm	2003 Rm
Cash flow from operating activities		
Cash from operations	**24.2**	117.6
Cash flow utilised in investing activities		
Additions to mining assets	**(274.2)**	(416.7)
Net increase in other long-term assets	**(4.9)**	(2.6)
Cash flow from finance activities	**(279.1)**	(419.3)
Net partnership funding	**255.1**	301.4
Net increase/(decrease) in cash and cash equivalents	**0.2**	(0.3)
At beginning of year	**1.5**	1.8
At end of year	**1.7**	1.5

INCOME STATEMENT

The translated income statement, balance sheet and cash flow statement are provided as supplementary information to facilitate international investors' understanding of the Group's financial results. The Rand reflects the economic substance of the underlying events and circumstances of the enterprise and the supplementary information has been displayed in US$ for convenience purposes only.

Material adjustment required to comply with US GAAP, excluding the impact of additional US GAAP disclosure requirements have been made.

	GROUP Unaudited	
	2004 $m	2003 $m
Gold revenue	**58.8**	76.9
Costs and other expenses	**(96.7)**	(76.6)
Operating (loss)/profit from gold	**(37.9)**	0.3
Net interest (paid)/received	**(1.9)**	2.5
Other income	**0.8**	20.8
Administration and other expenditure	**(3.2)**	(3.2)
Operating (loss)/profit before derivative transactions	**(42.2)**	20.4
Present value adjustment for option premium payable	**(10.8)**	(9.9)
Fair value adjustment	**34.1**	59.1
Exchange gains	**23.3**	44.9
Profit before taxation	**4.4**	114.5
Taxation	**(2.3)**	(53.1)
Normal	**–**	(0.6)
Deferred	**(2.3)**	(52.5)
Minority interest in profit	**–**	(0.5)
Profit for the year	**2.1**	60.9

Note:

The following exchange rates were used in the translation to $ financial statements:

- Income, expenses and cash flows at the average Rand/$ exchange rate for the year of R6.490 (2003: R7.5735).

BALANCE SHEET

	GROUP Unaudited	
	2004 $m	2003 $m
ASSETS		
Non-current assets		
Mining assets	**602.8**	487.4
Investment in associated companies	**4.0**	–
Other investments	**2.7**	6.9
Other long-term assets	**0.2**	–
Deferred taxation	**78.8**	64.9
Derivative asset – long-term portion	**111.3**	108.3
	799.8	667.5
Current assets		
Inventories	**4.4**	4.8
Trade and other receivables	**4.1**	4.4
Derivative asset – short-term portion	**12.8**	11.4
Taxation receivable	**1.0**	0.8
Cash and cash equivalents	**2.3**	3.3
	24.6	24.7
Total assets	**824.4**	692.2
EQUITY AND LIABILITIES		
Capital reserves		
Shareholders' equity per statement	**266.9**	171.7
Non-current liabilities		
Provision for post-retirement medical benefits	**0.7**	0.7
Provision for environmental rehabilitation	**3.4**	2.7
Option premium payable – long-term portion	**140.7**	149.4
Derivative liability – long-term portion	**318.4**	298.9
	463.2	451.7
Current liabilities		
Loan from JCI Ltd	**16.8**	–
Option premium payable – short-term portion	**19.3**	14.5
Derivative liability – short-term portion	**37.9**	36.3
Trade payables	**20.3**	18.0
	94.3	68.8
Total equity and liabilities	**824.4**	692.2

Note:

The following exchange rates were used in the translation to Dollar financial statements:

- Assets, liabilities and equity items are translated at the closing Rand/$ exchange rate of R5.660 (2003: R6.615)

CASH FLOW STATEMENT

	GROUP Unaudited	
	2004 $m	2003 $m
Cash flow (utilised by)/from operating activities		
Cash flow from operations	**2.0**	14.7
Interest (paid)/received	**(1.5)**	0.5
Dividends received	**-**	0.8
Taxation paid	**-**	(0.2)
Net cost of realisation of options	**(23.1)**	(10.1)
	(22.6)	5.7
Cash flow utilised in investing activities		
Additions to mining assets	**(42.8)**	(55.4)
Proceeds on disposal of mining assets	**0.3**	0.1
Proceeds on disposal of listed investments	**4.7**	48.7
Increase in securities held for trading	**(0.5)**	(0.4)
Acquisition of shares in associated company	**(1.8)**	-
Net decrease in other long-term assets	**(0.2)**	-
Advance to JCI Gold Limited	**-**	(2.2)
	(40.3)	(9.2)
Cash flow from/(utilised in) finance activities		
Loan from JCI	**14.6**	-
Rights offer - proceeds	**61.9**	-
- costs	**(1.0)**	-
Proceeds on sale of treasury share	**1.0**	1.3
Option premiums paid	**(14.8)**	(5.0)
	61.7	(3.7)
Net decrease in cash and cash equivalents	**(1.2)**	(7.2)
At beginning of year	**3.3**	8.7
Translation adjustment	**0.2**	1.8
At end of year	**2.3**	3.3

Note:

The following exchange rates were used in the translation to $ financial statements:

- Income, expenses and cash flows at the average Rand/$ exchange rate for the year of R6.490 (2003: R7.5735)
- Assets, liabilities and equity items are translated at the closing Rand/$ exchange rate of R5.660 (2003: R6.615)

MAJOR SHAREHOLDERS

Register date: 31 December 2004

Issued share capital: 118 548 379

MAJOR SHAREHOLDERS

The register of shareholders indicated block holdings of 5% or more in the share capital of the Company as follows:

	2004 %	2003 %
Investment Solutions	**13.06**	–
JCI Gold Limited[1]	**11.12**	12.4
Anglo American Corporation (Holdings & Funds)	**9.77**	18.2
Allan Gray Funds[2]	**6.54**	6.7
Randgold & Exploration Company Limited[3]	**5.44**	–

JCI Limited owns 39.3% of Western Areas, directly and indirectly through nominees/custody accounts.

[1] JCI Gold Limited is a 100% wholly-owned subsidiary of JCI Limited.

[2] Allan Gray Asset Management owns 24.8% of Western Areas, directly and indirectly through nominees/custody accounts.

[3] Randgold & Exploration Company Limited owns 9.32% of Westerm Areas, directly and indirectly through nominees/custody accounts.

ANALYSIS OF SHAREHOLDERS	Holders	%
1 – 1 000 shares	**4 832**	**77.94**
1 001 – 10 000 shares	**1 034**	**16.68**
10 001 – 100 000 shares	**221**	**3.56**
100 001 – 1 000 000 shares	**91**	**1.47**
1 000 001 shares and over	**22**	**0.35**
Total	**6 200**	**100.00**
CATEGORY – DISTRIBUTION OF SHAREHOLDERS		
Banks	**126**	**2.03**
Close Corporations	**66**	**1.06**
Endowment funds	**31**	**0.50**
Individuals	**5 184**	**83.61**
Insurance companies	**19**	**0.31**
Investment companies	**23**	**0.37**
Mutual funds	**63**	**1.02**
Nominees and trusts	**383**	**6.18**
Other corporations	**33**	**0.53**
Pension funds	**95**	**1.53**
Private companies	**129**	**2.08**
Public companies	**47**	**0.76**
Share trusts	**1**	**0.02**
Total	**6 200**	**100.00**

SHAREHOLDER SPREAD	Holders	Number of shares	% of share capital
Non-public shareholders	**7**	**21 850 498**	**18.43**
Directors holdings and Associates	**4**	**2 316 377**	**1.95**
Strategic and Related Holdings	**2**	**19 033 481**	**16.06**
Shares in S.I.T. allocated to directors	**1**	**500 640**	**0.42**
Public shareholders	**6 193**	**96 697 881**	**81.57**
Total	**6 200**	**118 548 379**	**100.00**

Attributable ounces
Number of ounces calculated on the basis of the participation interest held in South Deep and the First Charge, being 50.875% of the total ounces in the case of Western Areas where annual production equals, or is less than, one million ounces.

Capital expenditure
Total capital expenditure on mining assets to both maintain and expand operations.

Cash operating costs
Cash operating costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Competent Person
A 'Competent Person' is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP), or the Engineering Council of South Africa (ECSA), or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves.

Conversion
Conversion of Rands to US Dollar and the US Dollar to Rands takes place at the 31 December 2004 year end conversion rate of R5.660.

Destress mining
The conventional mining required to create the destress window required to facilitate trackless mining. This is usually conducted on the lowermost economically viable reef horizon of the Upper Elsburgs.

Effective tax rate
Current and deferred taxation as a percentage of profit on ordinary activities before taxation.

Frequency rate
Used in the context of injuries sustained, and is based on 200 000 hours, where the latter is historically the average number of hours worked by 100 people in one year.

Gold declared
Kilograms or ounces of gold sold after adjustment for the gold work-in-progress.

Gold produced
Kilograms or ounces of gold extracted before adjustment for the gold work-in-progress.

Indicated Mineral Resource
Is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource. An Indicated Mineral Resource requires that the nature, quality, amount and distribution of data are such as to allow the Competent Person to confidently interpret the geological framework and to assume geological continuity of mineralisation. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

July 2002 Mineral Resource Model
The second geological model established by the Joint Venture on which basis Mineral Resources and Reserves were estimated. Subsequent estimates have been derived on the basis of mineral depletions.

Life of mine
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Lost time injuries
Lost time injuries are defined as work-related incidents that cause a worker to require time-off from work, including the current shift and at least one additional scheduled shift.

Market capitalisation
Number of ordinary shares in issue at close of business on 31 December 2004 multiplied by the closing share price as quoted on the JSE Securities Exchange South Africa.

Measured Mineral Resource
Is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity. A Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave no reasonable doubt in the opinion of the Competent Person that the tonnage and grade of the mineralisation can be estimated to within close limits and that any variation within these limits would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and the controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability with a high level of confidence.

Medical aid injuries
Medical aid injuries as occupational work-related injuries that require attention by a medical professional, but which do not result in lost time.

Mineral Reserve
Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves. Mineral Reserves are those portions of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Competent Person making the estimates, can be the basis of a viable project after taking account of all relevant metallurgical, marketing, environmental, legal, social and governmental factors ('the modifying factors'). Mineral Reserves are reported as inclusive of marginally economic material and diluting material delivered for treatment or dispatched from the mine without treatment.

Mineral Resource
Is a concentration of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured Categories.

Ounces (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces.

Probable Mineral Reserve
Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Proved Mineral Reserve
Is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

SAMREC Code
South African Code for Reporting of Mineral Resources and Mineral Reserves.

Total production costs
Total cash costs including amortisation, rehabilitation, retrenchment and other non-cash costs. Corporate administration, capital and exploration costs are excluded.

Trackless mining
The application of mechanised mining methodologies to the extraction of ore in wide bulk mining (as opposed to narrow conventional) stopes.

Yield
The gold grade expressed in grams per tonne after having applied mine call for and plant recovery factors.

Abbreviations

ABET	Adult Basic Education Training
BEE	Black Economic Empowerment
Capex	Capital expenditure
CEO	Chief Executive Officer
DME	The Department of Minerals and Energy
EE	Employee Enquiry
FIFR	Fatal Injury Frequency Rate per 200 000 hours worked
g/t	Grams per tonne
g/TEC	Grams of gold per Total Employee Complement (monthly average)
HDSA	Historically Disadvantaged South African
kg	Kilograms
KGMCL	Kloof Gold Mine Company Limited
LOM	Life of Mine
LTIFR	Lost Time Injury Frequency Rate per 200 000 hours worked. Any occupational injury/illness that is of such a serious nature that it results in at least a full calendar day away from work. It does not include time travelling off-site for injury diagnosis
m	million
Mt	Million tonnes or tons
Moz	Million ounces
MPRD	Mineral Petroleum Resources Development Act 28 of 2002
MW	Megawatts
NUM	National Union of Mine Workers
oz	Ounces (troy)
R or ZAR	South African Rands
SLFR	Shifts Lost Frequency Rate per 200 000 hours worked
t	Tons (short) or tonnes (metric)
TEC	Total Employee Costed
tpm	Tonnes per month
VCR	Ventersdorp Contact Reef
UASA	United Associations of South Africa
US Dollar or $	United States Dollars

ANNUAL GENERAL MEETING

The 45th annual general meeting of shareholders of Western Areas Limited will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on Wednesday, 27 July 2005 at 10h00 for the following purposes:

ORDINARY BUSINESS

1. To consider and adopt the audited annual financial statements for the year ended 31 December 2004.
2. To elect directors in accordance with the provisions of the Company's Articles of Association.
   The following retiring directors are eligible and offer themselves for re-election.
   (a) Mr V G Bray
   (b) Mr J R Dixon
   (c) Mr R A R Kebble
   (d) Mr F Lips
   (e) Mr S M Rasethaba
3. To re-appoint KPMG Inc. as auditors until conclusion of the next annual general meeting.

SPECIAL BUSINESS

In addition, members will be requested to consider and, if approved, to pass the following ordinary and special resolutions:

4. **Ordinary resolution No 1**
   Placing the unissued ordinary shares under the control of the directors
   "**Resolved that,** all the unissued ordinary shares in the capital of the Company be placed under the control of the directors as a general authority in terms of Sections 221 and 222 of the Companies Act, 1973 (Act 61 of 1973), as amended, who are hereby authorised to allot and issue shares in the capital of the Company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Companies Act, as amended, and the Listing Requirements of the JSE Securities Exchange South Africa ("the JSE")."

5. **Ordinary resolution No 2**
   Authority to issues shares for cash
   "**Resolved that,** subject to the passing of ordinary resolution number 1, and in terms of the Listings Requirements of the JSE, and subject to the directors of the Company be and are hereby authorised by way of a general authority to issue all of the authorized but unissued shares in the share capital of the Company for cash, in terms of the proposed rights offer, subject to the following limitations:
   - that any issue will only be of a class of shares already in issue;
   - that this authority is only valid until the Company's next annual general meeting provided it shall not extend beyond 15 months from the date it is obtained;
   - that a press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;
   - that issues in the aggregate in terms of this authority will not exceed 15% of the number of shares in the Company's issued share capital in any one year;
   - in determining the price at which an issue of shares will be made in terms of this authority the maximum discount permitted will be 10% of the weighted average traded price is determined or agreed by the directors of the Company;
   - that any such issue will only be made to public shareholders as defined by the JSE and not to related parties; and
   - the approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this annual general meeting are required for this ordinary resolution to become effective.

6. **Special resolution No 1**
   To amend the Company's Articles of Association
   "**Resolved, that** the Company's Articles of Association are hereby amended as follows:
   Article 7 and the substitution in place thereof of the following new article.
   7. Subject always to the provisions of Sections 221 and 222 of the Companies Act ("the Act"), the listings requirements of any Stock Exchange on which the shares of the Company are listed or quoted and these articles, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only be offered to existing shareholders pro rata to their shareholding unless issued for the acquisition of assets, provided further that, subject to the provisions

of Section 221 of the Act, the shareholders in general meeting may authorise the directors to issue unissued securities and/or grant options to subscribe for unissued securities as the directors in their discretion think fit, provided that such transactions shall have been approved by any Stock Exchange on which the shares of the Company are listed or quoted; and further provided that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with Section 81 of the Act. Any new securities created shall be offered to existing shareholders pro rata to their shareholding in the Company, or on the basis as directed by a general meeting of the shareholders, *mutatis mutandis* on the basis described in this article 7. Without limiting the generality of the foregoing, and subject to the compliance with the provisions of the Act and the requirements of any Stock Exchange on which the shares of the Company are listed or quoted, the holders of securities may in general meeting authorise the directors to issue any new securities in the Company as the directors in their discretion think fit.

Article 21 and the substitution in place thereof of the following new article:

21. Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his shares but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers relating to the share comprised therein is for the time being kept or at such other place as the directors may prescribe accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee or the rights of the intending transferor to transfer the shares. In this article references to transfer in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors. Every instrument of transfer shall be left at the transfer office of the Company at which it is presented for registration, accompanied by the certificate of the securities to be transferred, and/or such other evidence as the Company may require to prove the title of the transferor or his rights to transfer the securities. All authorities to sign transfer deeds granted by members for the purpose of transferring securities that may be lodged, produced or exhibited with or to the Company at any of its proper offices shall as between the Company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the Company's transfer offices at which the authority was lodged, produced or exhibited. Even after the giving and lodging of such notices the Company shall be entitled to give effect to any instruments signed under the authority to sign, and certified by any officer of the Company, as being in order before the giving and lodging of such notice.

Article 35 and the substitution in place thereof of the following new article:

35. Anything done in pursuance of the last article shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient. Whenever as the result of any consolidation a fraction of a share is included in the holding of any member such fraction will be rounded up if equal to or greater than 0,5 of a share and rounded down if less than 0,5 of a share, in accordance with accepted rounding principles.

Article 37 (ii) and the substitution in place thereof of the following new article:

37.(ii) confirmed by resolution passed at a separate general meeting of the holders of the shares of that class, and all the provisions of Section 199 of the Act and the provisions hereinafter contained as to general meetings shall *mutatis mutandis* apply to every such meeting, except that the quorum therefor (subject to the provisions contained in Article 44 in regard to the quorum at adjourned meetings) shall be two members at least holding or representing by proxy not less than one-third of the nominal amount of the issued shares of that class, unless that class has only one member, in which case it shall be such member, it being specifically recorded that no further securities ranking in priority to, or *pari passu* with, existing preference shares, of any class, shall be created or issued without the consent in writing of the holders of 75% of the existing preference shares of such class, or the sanction of a resolution of the holders of such class of preference shares, passed at a separate general meeting of such holders, at which preference shareholders holding in aggregate not less than one-quarter of the total votes of all the preference shareholders holding securities of that class entitled to vote at that meeting, are present in person or by proxy, and that the resolution has been passed by not less than three-quarters of the total votes to which the members of that class, present in person or by proxy, are entitled.

Article 42 and the substitution in place thereof of the following new article:

42. An annual general meeting and a general meeting called, by written notice to all shareholders of the Company, for the passing of a special resolution shall be called by not less than twenty-one clear days' notice in writing and any other general meeting shall be called by not less than fourteen clear days' notice in writing, so that the notice period shall not include the day on which the notice is served, or deemed to be served, or the day on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members. Notice of a meeting shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. In this article reference to notice in writing shall include the use of electronic communication and publication on a website in accordance with any applicable provisions in the Statutes or any other applicable rules or requirements.

Article 65(a) and the substitution in place thereof of the following new article:

65(a) The number of directors shall be not less than four. The first directors shall be those persons appointed in writing by the majority of the subscribers to the memorandum of the Company. Until directors are appointed, section 208(2) of the Act shall apply. The Company shall allow a sufficient period, after receipt by the shareholders of any notice convening any annual general meeting, to allow any nomination by any shareholder of any new director or directors to reach the Company's office prior to such annual general meeting.

Article 113 and the substitution in place thereof of the following new article:

113. The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution to the shareholders in terms of Section 90 of the Act and not required for the payment of the fixed dividends on any preference shares of the Company, and accordingly that such amount be set free for distribution in terms of Section 90 of the Act among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the footing that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the Company's stated capital and be applied in distributing to such members shares of no par value."

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NO. 1

The reason for proposing this special resolution is to provide the Company with Articles of Association that are up to date and enable the Company to make use of certain dispensations and/or cause the Company to comply with certain changes to the Companies Act and the JSE Listings Requirements. The effect of this resolution is to substitute the existing Articles in the Articles of Association of the Company.

7. Special resolution No 2

Increase of authorised share capital of the Company

"**Resolved, that** the authorised share capital of the Company of R119 000 000 consisting of R1 (one Rand) each, be and is hereby increased to R155 000 000 ordinary shares of R1 (one Rand) each by the creation of 36 000 000 ordinary shares, ranking *pari passu* in every respect with the existing ordinary shares, and that the Memorandum of Association of the Company be amended accordingly."

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NO. 2

The reason for the increase in authorised share capital is to have sufficient unissued ordinary shares in reserve under the control of the directors in order to be able to proceed with the rights offer.

The effect of the special resolution is to increase the authorised share capital of Western Areas.

8. Special resolution No 3

Repurchase by the Company of its shares

"**Resolved, that** the Company hereby approves, as a general approval contemplated in sections 85(2), 85(3) and 89 of the the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), and in terms of the Company's Articles of Association the acquisition of the Company or any of its subsidiaries from time to time of the issued ordinary shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time determine, but, subject to the Articles of Association of the Company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE"), as presently constituted and which may be amended from time to time, and provided:

- that any such acquisition of ordinary shares shall be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company or any of its subsidiaries and the counter party;
- that this general authority shall only be valid until the Company's next annual general meeting provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this Special Resolution;
- that a paid press announcement will be published as soon as the Company or its subsidiaries has/have acquired ordinary shares constituting, on a cumulative basis, 3% (three percent) of the number of ordinary shares in issue, prior to the acquisition pursuant to which the 3% (three percent) threshold is reached, and in respect of every 3% (three percent) thereafter, which announcement shall contain full details of such acquisitions;
- that acquisitions by the Company and its subsidiaries of ordinary shares in any one financial year may not exceed 20% (twenty percent) of the Company's issued ordinary share capital from the date of the grant of this general authority;
- that no subsidiary of the Company will acquire more than 10% of the Company's issued ordinary share capital at any one time;
- that in determining the price at which the Company's ordinary shares are acquired by the Company or any of its subsidiaries in terms of this general authority, the maximum price at which such ordinary shares may be acquired will be at a premium of no more than 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) business days immediately preceding the date of repurchase of such ordinary shares by the Company or any of its subsidiaries;
- that the Company may at any point in time only appoint one agent to effect any repurchase(s) on its behalf;
- that the Company or any of its subsidiaries may only undertake a repurchase if, after such a repurchase it shall still comply with the spread requirements of the JSE Listings Requirements; and
- that the Company or any of its subsidiaries may not repurchase securities during a prohibited period, as defined in the JSE Listings Requirements."

The reason for this special resolution is to grant the Company or any of its subsidiaries a general authority in terms of the Act for the acquisition by the Company or any of its subsidiaries of shares issued by the Company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not extend beyond 15 (fifteen) months from the date of this annual general meeting. The passing and registration of this special resolution will have the effect of authorising the Company or any of its subsidiaries to acquire shares issued by the Company.

Information required in terms of the JSE Listings Requirements with regard to this general authority for the Company or any of its subsidiaries to repurchase the Company's securities appears in the annual financial statements, to which this notice of annual general meeting is annexed as indicated below:

- Directors of the Company: pages 125 and 126
- Major shareholders: page 116
- Directors' interests in securities: page 77
- Share capital of the Company: page 74

The directors, whose names are given on page 77 of the annual report collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the annual report and notice of general meeting contains all information required by the JSE Listings Requirements.

There has been no material change in the financial or trading position of the Company or any of its subsidiaries that has occurred since 31 December 2003.

There are no legal or arbitration proceedings, either pending or threatened against the Company or its subsidiaries, of which the directors are aware, which may have, or have had in the last 12 months, a material effect on the financial position of the Company or its subsidiaries.
Pursuant to and in terms of the Listings Requirements of the JSE, the directors of the Company hereby state:

a) That the intention of the Company and or any of its subsidiaries is to utilise the authority if at some future date the cash resources of the Company are in excess of its requirements. In this regard the directors will take account, *inter alia*, an appropriate capitalisation structure for the Company, the long-term cash needs of the Company, and will ensure that any such utilisation is in the interest of shareholders;

b) That the method by which the Company and or any of its subsidiaries intends to repurchase its securities and the date on which such repurchase will take place, has not yet been determined, and

c) That after considering the effect of a maximum permitted repurchase of securities, the Company and its subsidiaries are, as at the date of this notice convening the annual general meeting of the Company, able to fully comply with the Listings Requirements of the JSE. Nevertheless, at the time that the contemplated re-purchase is to take place, the directors of the Company will ensure that:
   - The Company and the Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice of the annual general meeting
   - The assets of the Company and the Group will be in excess of the liabilities of the Company and the Group for a period of 12 months after the date of the notice of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in these audited annual group financial statements
   - The share capital and reserves of the Company and the Group will be adequate for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting
   - The working capital of the Company and the Group will be adequate for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting
   - The Company will provide its sponsor and the JSE with all documentation as required in Schedule 25 of the JSE Listings Requirements, and will not commence any repurchase programme until the sponsor has signed off on the adequacy of its working capital, advised the JSE accordingly and the JSE has approved this documentation.

Voting and proxies
A member entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company. Duly completed proxy forms must be deposited at the office of the South African Transfer Secretaries or United Kingdom Registrars not less than 48 hours before the time appointed for the holding of the annual general meeting (excluding Saturdays, Sundays and public holidays).

Shareholders who hold their shares in certificated form or are "own-name" dematerialised shareholders and who are unable to attend the annual general meeting which is to be held on Wednesday, 27 July 2005 at 10h00, but wish to be represented thereat, must complete and return the form of proxy attached in accordance with the instructions contained therein to be received by the South African Transfer Secretaries or the United Kingdom Registrars by no later than 10h00 on Monday, 25 July 2005.

Other shareholders who hold their shares in dematerialised form through a Central Securities Depository Participant ("CSDP") or broker who wish to vote by way of proxy at the annual general meeting, must provide their CSDP or broker with their voting instructions, in terms of the custody agreement entered into between such shareholder and their CSDP or broker by the cut-off time and date advised by the CSDP or broker for instructions of this nature. If, however, such shareholders wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP or broker.

BY ORDER OF THE BOARD

P B Beale
Company Secretary

Johannesburg
24 June 2005

THE FOLLOWING DIRECTORS WERE IN OFFICE AT 26 MAY 2005

Mafika Edmund Mkwanazi (51)

B.Sc (Maths) (Electric Engineer)

(Non-Executive Chairman, chairman of the nomination committee, and an alternate on the audit committee)

Date of appointment: 11 September 2003

Born on 31 January 1954. Mafika worked at Kriel Colliery (AMCOAL) as a graduate junior engineer for two years, was Unit Manager (Packaging) for SAB Isando for 3 years, Bristol Myers Squibb as Plant Manager for 3 years and worked for BMW as a Plant Manager and Corporate Quality Manager.

He was appointed CEO of Metrorail on 1 January 1995 then appointed Executive Director Transnet from 1 April 1996. He is chairman of Letseng Investment Holdings SA (Pty) Ltd and also a director on the boards of Nedcor Bank Limited, Autopax (Pty) Ltd, SAA (Pty) Ltd, Freight Logistics International Inc. and Matodzi Resources Limited.

Mafika heads up the Inkwenkwezi empowerment consortium that acquired shares in Western Areas.

Roger Ainsley Ralph Kebble (65)

MDP, EDP (Unisa)

(Non-Executive Director, a member of the audit committee, and an alternate member on the PDWA JV board)

Date of appointment: 5 August 1998

Born on 9 November 1939, with 19 years gold mining experience followed by 20 years in the allied industries in the private sector. Roger is Chairman of Randgold & Exploration Company Limited, Stilfontein Gold Mining Company, Simmer and Jack Mines, Limited and JCI Limited.

Roger Brett Kebble (41)

BA (Pol Sci) (UCT), BA LLB (UCT)

(Chief Executive Officer, a member of the executive and hedging committee, and a member of the PDWA JV board)

Date of appointment: 25 October 2000

Born on 19 February 1964. Brett is a director of the following listed companies:
JCI Limited, Matodzi Resources Limited, Randgold & Exploration Company Limited and Stilfontein Gold Mining Company Limited.

John Chris Lamprecht (42)

BCom (Honours) (Wits), MBA (Wits), ACMA

(Financial Director, a member of the hedging committee, and a member on the PDWA JV board and finance committee)

Date of appointment: 5 May 2003

Born on 1 October 1962. Chris has worked in the mining industry over the past 17 years for various companies in corporate and treasury positions. Chris serves on the boards of several other Group companies.

Vaughan Grantland Bray (69)

BCom CA(SA), PMD (Harvard)

(Independent Non-Executive Director, chairman of the audit committee and a member of the remuneration and nomination committees)

Date of appointment: 4 June 1998

Born on 12 August 1935. Joined Johannesburg Consolidated Investment Company Limited in 1975; appointed Finance Director in 1984. After the unbundling of the Group, was appointed Chief Executive of Johnnic, a position Vaughan held until 1999, and has served on the boards of numerous other public companies.

John Roger Dixon (55)
BSc (Hons), MDP, EDP
(Non-executive Director)
Date of appointment: 10 March 2005

Born on 7 January 1950. Roger is an ultra deep mining and mechanisation specialist. Roger has previously served in operational capacities at Anglo American Gold and Uranium Divisions, Avgold and Metorex. He was also a director on the board of Turgis Consulting (Pty) Ltd.

Ferdinand Lips (74)
(Independent Non-executive Director)
Date of appointment: 26 May 2005

Born on 17 March 1931. From 1987 until his retirement in July 1998, Ferdinand was founder and chief executive of his own bank, Bank Lips AG, Zurich, a portfolio management bank and a trust company Globe Trust AG, Zurich.

Ferdinand is a director of Aflease Gold and Uranium Resources Limited, Lion Capital Group, Zurich and a member of the advisory boards of J-Pacific Gold Mines Ltd., Vancouver and Desert Sun Mining Corporation, Toronto. Ferdinand is also a member of the Board of Trustees of FAME Foundation for the Advancement of Monetary Education, New York and a member of the Swiss-South African Association in Zurich. Furthermore, he is managing the TOP GOLD Fund since inception in February 2003 and is acting as its Chairman.

Alan Alexander McGregor (58)
BSc, BA (Hons)
(Independent Non-Executive Director, chairman of the remuneration committee and a member of the nomination committee)
Date of appointment: 6 November 2002

Born on 13 September 1946. Sandy joined Allan Gray in October 1991 and became a director in 1997. Previously he worked for the Gold Fields Group for 22 years.

Sello Mashao Rasethaba (47)
M Phil (Accounting), 1987 – BA (Accounting and German)
(Non-executive Director and a member of the audit and remuneration committees)
Date of appointment: 5 February 2002

Born on 19 February 1958. Sello is Chief Executive Officer of Matodzi Resources Limited. His interests include transformation of both government and business organisations resulting in the transformation of relationships and partnerships. Sello has experience covering functions involved in the formulation, development and implementation of information technology strategies obtained in the Republic of South Africa, the United States of America and the United Kingdom.

Patricia Beatrice Beale (39)
Company Secretary
Date of appointment: 5 February 2002

Born on 14 September 1965. Trish has been with the JCI Group for 20 years, and is the Group Company Secretary, responsible for six listed companies on the JSE Securities Exchange South Africa.

FORM OF PROXY

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1959/003209/06
JSE Share Code: WAR ISIN: ZAE 000016549
"Western Areas" or "WAL" or "the Company"

Only for use by shareholders of Western Areas in certificated or dematerialised "own-name" registration.

Other dematerialised shareholders must inform their CSDP or broker of their intention to attend the annual general meeting to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg on Wednesday, 27 July 2005 at 10h00, in order that their CSDP or broker may issue them with the necessary authorisation to attend, or provide their CSDP or broker of their voting instruction should they not wish to attend the annual general meeting in person.

I/We ______________________ of ______________________
(Name in block letters please)
Address ______________________

Telephone (work) ______________________ Telephone (home) ______________________
(area code and number) (area code and number)

being a member of Western Areas and the holder of ______________________ ordinary shares

hereby appoint ______________________ of ______________________

or failing him/her ______________________ of ______________________

or failing him/her the Chairman of the annual general meeting as my/our proxy to attend and speak for me/us and on my/our behalf at the annual general meeting of the Company to be held on Wednesday, 27 July 2005 at 10h00 and at any adjournment thereof and to vote or abstain from voting as indicated on the resolutions to be considered at the said meeting:

(Please indicate with an "X" or tick in the appropriate space below how you wish votes to be cast)

ORDINARY BUSINESS	**Vote For**	**Vote Against**	**Abstain**
1. To adopt the audited annual financial statements for the year ended 31 December 2004			
2. (a) To re-elect Mr V G Bray as a director of the Company			
(b) To re-elect Mr J R Dixon as a director of the Company			
(c) To re-elect Mr R A R Kebble as a director of the Company			
(d) To re-elect Mr F Lips as a director of the Company			
(e) To re-elect Mr S M Rasethaba as a director of the Company			
3. To re-appoint KPMG Inc. as auditors of the Company			
SPECIAL BUSINESS **4. Ordinary resolution No.1** Placing the unissued ordinary shares under the control of the directors			
5. Ordinary resolution No.2 Authority to issue shares for cash			
6. Special resolution No 1 To amend the Company's Articles of Association			
7. Special resolution No.2 Increase of authorised share capital of the Company			
8. Special resolution No 3 Repurchase by the Company of its shares			

Any member of the Company entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.
Every person present and entitled to vote at the annual general meeting shall, on a show of hands, have one vote only, but in the event of a poll, every share shall have one vote.
Please read the notes and instructions appearing on the reverse hereof.

Signed at ______________________ on ______________________ 2005

Name (in block letters please) ______________________ Signature(s) ______________________

Assisted by ______________________

(Where applicable) Full names of signatory if signing in a representative capacity.

INSTRUCTIONS FOR SIGNING AND LODGING THIS FORM OF PROXY

1. A WAL shareholder may insert the name of a proxy or the names of two alternative proxies of the WAL shareholder's choice in the space(s) provided, with or without deleting the words "the Chairman of the meeting", but any such deletion must be signed in full by the WAL shareholder concerned. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. Please insert an "X" in the relevant spaces according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in WAL, insert the number of ordinary shares held in respect of which you desire to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A WAL shareholder or his/her proxy is not obliged to use all the votes exercisable by the WAL shareholder or by his/her proxy, but the total of the votes cast and in respect whereof abstentions are recorded may not exceed the total votes exercisable by the shareholder or by his/her proxy.
3. The date must be filled in on this form of proxy when it is signed.
4. The completion and lodging of this form of proxy will not preclude the relevant WAL shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. Where there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the vote in which the names appear in the register of members, will be accepted.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the South African transfer secretaries or the United Kingdom Registrars or waived by the Chairman of the annual general meeting of WAL shareholders.
6. Any alterations or corrections made to this form of proxy must be initialed by the signatory(ies).
7. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the South African transfer secretaries or the United Kingdom Registrars.
8. Forms of proxy must be received by the South African transfer secretaries or the United Kingdom Registrars, at the addresses indicated below, by not later than 48 hours before the time appointed for the holding of the annual general meeting, excluding Saturdays, Sundays and public holidays.
9. The Chairman of the annual general meeting may accept or reject any form of proxy, in his absolute discretion, which is completed other than in accordance with these notes.
10. If required, additonal forms of proxy are available from the South African Transfer Secretaries or the United Kingdom Registrars.
11. American Depository Receipt holders will receive a form of proxy generated by the Company's Depository Bank, The Bank of New York.
12. Dematerialised shareholders, other than by "own-name" registration, must NOT complete this form of proxy and must provide their CSDP or broker of their voting instructions in terms of the custody agreement entered into between such shareholders and their respective CSDP or broker.

Office of the South African Transfer Secretaries:
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone: +27 11 370-5000
Facsimile: +27 11 688-7721/2

Office of the United Kingdom Registrars:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Telephone: + 44 (0870) 162 3100
Facsimile: + 44 (020) 8639 2142


WESTERN AREAS LIMITED


eTree

A look into our future could be greener than you think ....

Each year you receive the company communications in the mail, however as a Western Areas Limited shareholder, you now have the option of receiving this information electronically, via email. eTree™ is a Computershare initiative together with Food and Trees for Africa which provides an environmental incentive to shareholders to elect to receive their shareholder communications electronically.

For every shareholder who registers an email address, Western Areas will donate R50 to Food and Trees for Africa. We ask you to consider registering your email address with eTree™ to receive your Western Areas shareholder communications, including the Annual Report, electronically.

Register for eCommunications and R50 will be donated to Food and Trees for Africa on your behalf.

Please could you complete the form below and fax it back to **Computershare on +27 11 688-5256 or email: solutions@computershare.co.za or post the form to Private Bag X116, Marshalltown, 2107.**

Shareholder reference number:	
Full name:	
Contact Telephone Number:	
Email address:	
I accept the option to receive electronic documentation:	Date: Signature:

On receipt of this form, you will receive a confirmation email.

You will then be notified by email when your shareholder communications become available and you will be able to access these via a web link to ensure your email account is not congested with large documents.

We look forward to your response.

Yours sincerely

PBeale

Mrs P B Beale
COMPANY SECRETARY

28 Harrison Street, Johannesburg, 2001. P O Box 61719, Marshalltown, 2107. South Africa O Tel: +27 11 688 5000 O Fax: +27 11 834 9195 O Registration No: 1959/003209/06. Website: www.westernareas.co.za


WESTERN AREAS
LIMITED

WESTERN AREAS LIMITED

FORWARD LOOKING STATEMENTS

Certain statements included in this report constitute "forward looking statements" that are not profit forecasts or estimates in any way as defined by the JSE Securities Exchange South Africa Listings Requirements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Western Areas, or of the gold mining industry, to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. Western Areas is subject to the effect of changes in gold price, currency and the risks involved in mining operations.



WESTERN AREAS LIMITED

DIRECTORS

Mafika Edmund Mkwanazi (Non-Executive Chairman)
Roger Brett Kebble (Chief Executive Officer)
John Chris Lamprecht (Financial Director)
Gordon Trevlyn Miller (Executive Director)
(resigned 6 May 2005)
Mark Angus Barnes (Non-Executive Director)
(resigned 3 February 2005)
Vaughan Grantland Bray (Independent Non-Executive Director)
John Roger Dixon (Non-Executive Director)
(appointed 10 March 2005)
Roger Ainsley Ralph Kebble (Non-Executive Director)
Ferdinand Lips (Independent Non-Executive Director)
(appointed 26 May 2005)
Alexander Alan McGregor (Independent Non-Executive Director)
Sello Mashao Rasethaba (Non-Executive Director)
George William Poole (Alternate Director to G T Miller)
(withdrew as alternate with effect from 6 May 2005)

REGISTERED OFFICE AND COMPANY SECRETARY

Mrs P B Beale
28 Harrison Street
Johannesburg, 2001
(PO Box 61719, Marshalltown, 2107)
Telephone: +27 11 688-5011
Facsimile: +27 11 834-9195

TRANSFER SECRETARIES – SOUTH AFRICA

Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051 Marshalltown, 2107)
Telephone: +27 11 370-5000
Facsimile: +27 11 688-7721/2

LONDON SECRETARIES

JCI (London) Limited
6 St James's Place
London SW1A 1NP
Telephone: +44 (0) 20 7491-1889
Facsimile: +44 (0) 20 7491-1989

UNITED KINGDOM REGISTRARS

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Telephone: + 0870 162 3100
Facsimile: + 020 8639 2157

American Depository Receipts
The Bank of New York
Shareholder Relations Department
101 Barclays Street
New York NY 10286
Telephone: + 91 212 815 3326
Facsimile: + 91 212 571 3050
www.adrbny.com
Shareholder Relations
toll free number (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRs)

AUDITORS

KPMG Inc.
KPMG Crescent
85 Empire Road, Parktown, 2193

ATTORNEYS

Taback and Associates (Proprietary) Limited
26 Sturdee Avenue, Rosebank, 2196

PRINCIPAL BANKERS

Citibank, N.A.
(a member of Citigroup)
145 West Street, Sandown
Sandton, 2196

ADVISORS

NewFound Capital (Pty) Limited
Building 8, Woodmead Estate
1 Woodmead Drive, Woodmead, 2128

SPONSOR

Sasfin Bank Limited
Sasfin Place
13 – 15 Scott Street
Waverley, 2090

COMPANY LISTING DETAILS

Western Areas Limited
(Reg. No. 1959/003209/06)
(Incorporated in the Republic of South Africa)
Share Code: WAR ISIN: ZAE 000016549
ADR Ticker symbol: WARUY
CUSIP number: 957654304

COMMUNICATIONS

Brian Gibson Issue Management
Contact person: Brian Gibson
Mobile: +27 83 253 5988
e-mail: gibson@icon.co.za
Facsimile: +27 11 880 1392
23 Sutherland Avenue
Craighall Park 2196
(PO Box 406 Parklands 2121)

WEBSITE

www.westernareas.co.za


WESTERN AREAS
LIMITED

www.westernareas.co.za